Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125113

7,183,018 Shares

Common Stock

This prospectus relates to the offer and sale of up to 6,779,718 outstanding shares of the common stock of Flow International Corporation, a Washington corporation, and up to 403,300 shares that may be issued on the exercise of outstanding warrants. Such shares may be offered and sold from time to time by the persons described in this prospectus under the heading “Selling Shareholders” or by pledgees, donees, transferees, assignees or other successors-in-interest of such persons (collectively, the “Selling Shareholders”). In the original Registration Statement, we registered up to 17,799,179 outstanding shares of common stock of Flow International Corporation and up to 2,188,091 shares that may be issued on the exercise of outstanding warrants. Certain of the original Selling Shareholders have sold all of their shares, others have sold some of their shares, and still others continue to hold the original amount of shares. As used in this prospectus, we, us, our and similar expressions refer to Flow International Corporation and its subsidiaries.

The Selling Shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions. We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock trades on the NASDAQ National Market under the symbol “FLOW.” On April 24, 2007, the closing price of one share of our common stock was $11.35.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 25, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. An offer to sell these securities is not being made in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 6,579,718 outstanding shares of common stock and 403,300 shares of common stock issuable upon the exercise of warrants.

This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 13, together with any supplements before making a decision to invest in our common stock.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7, current events beginning on page 17 and our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1, before making an investment decision.

THE COMPANY

We design, develop, manufacture, market, install and service ultrahigh-pressure, or UHP, water pumps and UHP water management systems. Our core competency is the design and manufacture of UHP water pumps. Our UHP water pumps pressurize water from 40,000 to over 100,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material or pressurize food. Our products include standard and specialized waterjet cutting and cleaning systems. In addition to UHP water pumps and related systems, we provide non-UHP automation and articulation systems, primarily to the automotive industry.

Our UHP technology has three broad applications: cutting, cleaning and food processing. In cutting and cleaning applications, the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water. In food processing, we supply UHP pumps to Avure Technologies, Inc., a company we sold in 2005, which uses pressure to kill spoilage bacteria and pathogens in food products placed inside a pressure vessel.

The primary application of our UHP water pumps is cutting. In cutting applications, pressures from 50,000 to 87,000 psi create a thin stream of water traveling at three or more times the speed of sound which can cut both metallic and nonmetallic materials. UHP water pumps are used in aerospace, automotive, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming applications. Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It is often faster, has greater versatility in the types of materials it can cut and eliminates the need for secondary processing operations. We also manufacture a waterjet product line used in cleaning, where pressures in the range of 40,000 to 55,000 psi are used in industrial cleaning, surface preparation, construction, and petro-chemical and oil field applications.

On October 31, 2005, consistent with our strategy to divest operations that are not part of our core UHP water pump business, we sold our General Press operations and the non-UHP portion of our Food reportable segment (the “Avure Disposition”). Included in the Avure Disposition were our Avure Technologies, Incorporated, Flow International FPS AB, Avure Technologies AB subsidiaries, and our 51% interest in Flow Autoclave Systems (together, the “Avure Business”). The Avure Business became a discontinued operation in accordance with FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets at the time it was sold and has been represented that way in the Consolidated Statements of Operations in the financial statements. In connection with the sale we agreed to continue to supply UHP pumps to the Avure Business.

Our principal executive offices are at 23500 64th Avenue South, Kent, WA 98032 and our telephone number is (253) 850-3500. We maintain a website at www.flowcorp.com. The contents of our website are not incorporated into this prospectus.

The Offering

Common Stock offered by the Selling Shareholders	7,183,018 Shares(1)

Offering

The Selling Shareholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the NASDAQ Stock National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders or in private transactions.

Use of Proceeds

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

Nasdaq National Market symbol	“FLOW”

Risk Factors	See “Risk Factors” beginning on page 7 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Offering-related Information

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of $59.3 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. The exercise price of the warrants was a negotiated price. On April 28, 2006, we converted, on a mandatory basis, all remaining common stock warrants (other than the warrants held by Third Point LLC, which could not be converted because doing so would have triggered the Company’s poison pill) issued in connection with the PIPE Transaction to common stock. The warrant holders had the option of completing the conversion on a cash or cashless basis. All but 403,300 warrants were exercised and 1,220,497 shares of common stock were issued in exchange for $3.6 million.

Proceeds of the PIPE were used to pay down existing debt of $59.3 million, including all of our subordinated debt. Under the terms of warrants previously issued to our senior and subordinated lenders, we are obligated to issue additional warrants if shares of our common stock are issued for prices less than market price. Because the issuance price of the common stock of the PIPE Transaction ($3.70) was less than market price ($4.28), we issued approximately 304,000 anti-dilution $0.01 warrants to our lenders. These warrants had a Black-Scholes value of approximately $1.7 million. All of the warrants issued to our senior and subordinated lenders have been exercised.

(1)	Includes 403,300 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock.

In connection with the PIPE Transaction, the Company entered into a Registration Rights Agreement (“RRA”). Under the RRA, the Company is required to keep the registration statement on Form S-1 for the resale of common stock issued in the PIPE Transaction and pursuant to warrants issued in the PIPE Transaction (“PIPE Securities”) effective and available for resale of PIPE Securities. The obligation exists until the earlier of five years, two years after the exercise of the warrants, or the resale of all PIPE Securities. If the registration is unavailable for resales for the period specified in the RRA, the Company will be obligated to pay, on a monthly basis, penalties to purchasers of PIPE Securities who still hold PIPE Securities. As of 2007, the monthly penalty would be approximately $600,000. The RRA originally provided that we would not have to pay penalties until the registration statement could not be used for resale for an aggregate total of 40 Trading Days. The registration statement has not been available for use since November 22, 2006. On January 24, 2007 (when the registration had not been available for resale for 40 Trading Days), the RRA was amended to increase the number of Trading Days to 102.

Historical Stock Price

Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first, second, and third quarter of fiscal 2007 and the fourth quarter of fiscal 2007 through April 18, 2007 and the four quarters for fiscal 2006, 2005 and 2004 is set forth in the following table.

	Fiscal Year 2007		Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004
	High	Low	High	Low	High	Low	High	Low
First Quarter	$16.74	$12.53	$7.83	$5.87	$3.66	$2.15	$1.94	$1.13
Second Quarter	14.68	10.60	9.39	6.83	3.55	2.70	3.11	1.36
Third Quarter	12.41	9.75	10.64	6.40	3.18	2.71	4.11	2.40
Fourth Quarter	12.97	10.45	14.30	9.06	6.60	2.85	3.74	2.20

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future.

Summary Financial Data

The following table provides summary historical financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

The summary statement of operations data for each of the fiscal years ended April 30, 2006, 2005 and 2004 and the summary balance sheet data as of April 30, 2006 and 2005 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary statement of operations data for the fiscal year ended April 30, 2003 is derived from our audited financial statements, which are not included in this prospectus. The summary statement of operations data for the fiscal year ended April 30, 2002 and the summary balance sheet data as of April 30, 2003 and 2002 are derived from our unaudited financial statements which are not included in this prospectus. The summary statement of operations data for the nine months ended January 31, 2007 and the summary balance sheet data as of January 31, 2007 are derived from our unaudited financial statements which are included in this prospectus.

	Nine Months Ended January 31, 2007	Year Ended April 30,
(In thousands, except per share amounts)		2006 (restated)(1)	2005	2004	2003 (restated)(2)(3)	2002 (restated)(2)(3)
	(unaudited)					(unaudited)
Statement of Operations Data:
Sales	$163,851	$205,732	$172,966	$132,861	$121,833	$116,386
Income (Loss) Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	7,539	7,998	(12,174)	(10,668)	(43,965)	(7,966)
Net Income (Loss)	6,813	7,410	(21,197)	(11,274)	(67,813)	(8,024)
Basic Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	0.20	0.23	(0.69)	(0.69)	(2.86)	(0.52)
Basic Earnings (Loss) Per Share	0.18	0.21	(1.19)	(0.73)	(4.42)	(0.53)
Diluted Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	0.20	0.22	(0.69)	(0.69)	(2.86)	(0.52)
Diluted Income (Loss) Per Share	0.18	0.20	(1.19)	(0.73)	(4.42)	(0.53)

	January 31, 2007	April 30,
		2006 (restated)(1)	2005	2004	2003 (restated)(2)(3)	2002 (restated)(2)(3)
	(unaudited)				(unaudited)	(unaudited)
Balance Sheet Data:
Working Capital	$47,760	$42,404	$6,154	$(8,757)	$(6,709)	$84,556
Total Assets	116,797	119,268	118,467	129,272	147,088	205,572
Short-Term Debt	1,870	3,247	13,443	48,727	61,056	5,237
Long-Term Obligations, net	2,810	3,774	5,704	38,081	29,023	83,453
Shareholders’ Equity (Deficit)	65,703	57,140	29,464	(8,217)	5,959	69,967

(1)

As described in Note 2 to the April 30, 2006 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2006 to

1) recognize additional revenue in the fourth quarter of the fiscal year 2006 for Nanojet machines sold by our Asia Waterjet segment, 2) reverse the incorrect accrual of installation costs for which installation had not yet occurred in our Asia Waterjet segment, 3) correct overstated freight and duty expenses associated with revenue transactions in our Asia Waterjet segment, 4) correct inventory-in-transit accounts between consolidated subsidiaries, 5) capitalize manufacturing variances at one of our subsidiaries in our North America Waterjet segment, 6) correct accounts payable by clearing items which had been paid but not appropriately recorded due to incomplete reconciliations in our North America Waterjet and Applications segments, and 7) correctly record a systems return in our North America Waterjet segment. Further, as described in Note 2 to the April 30, 2006 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2006 to 1) correct clerical errors in the compilation of total assets by reportable segments as of April 30, 2006 in Note 19 Operating Segment and Geographical Information to the Consolidated Financial Statements, and 2) appropriately present a receivable relating to the exercise of warrants and options as a noncash item rather than as a cash flow from financing activity.

(2)	The Statement of Operations Data for years prior to fiscal 2003 and Balance Sheet Data prior to fiscal 2004 are unaudited and have been restated to reflect corrections to our consolidated income tax provisions and recording of minority interest. This restatement resulted in the following adjustments to the Statement of Operations Data for years prior to fiscal 2003 and Balance Sheet Data prior to fiscal 2004:

	2002
	As previously reported	As Restated	Reclassified for Discontinued Operations
(Loss) Income Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	$(8,244)	$(8,415)	$(7,966)
Net (Loss) Income	(7,853)	(8,024)	(8,024)
Net (Loss) Income per share:
Basic & Diluted
Net Loss	(0.52)	(0.53)	(0.53)

	2003		2002
	As previously reported	As Restated	As previously reported	As Restated
Balance Sheet Data:
Working Capital	$(6,709)	$(6,709)	$84,532	$84,556
Total Assets	147,701	147,088	208,674	205,572
Total Shareholders’ Equity	4,872	5,959	71,054	69,967

(3)	Our consolidated statements of operations for all periods have been recast to give effect to the sale of the Avure Business and present the results for the Avure Business as discontinued operations.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock from the Selling Shareholder. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

If we fail to remediate the material weaknesses and deficiencies in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud which could result in a loss of investor confidence in our financial reports and have an adverse effect on our business, our operating results, and our stock price.

Management has assessed the effectiveness of our internal control over financial reporting as of April 30, 2006, using the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Based on its assessment of the design and related testing of our internal control over financial reporting, management has concluded that, as of April 30, 2006, we did not maintain effective internal control over financial reporting.

Based on the COSO criteria, management has identified certain control deficiencies that represent material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Specifically, the material weaknesses identified were:

•

An insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles (“GAAP”). As a result, we did not consistently maintain effective controls to ensure there was adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with GAAP. This control deficiency resulted in errors and the restatement of our 2006 consolidated financial statements.

•	A lack of adequate segregation of duties in certain locations.

•	An aggregation of certain significant deficiencies related to revenue.

•	An aggregation of certain significant deficiencies related to accounting for stock-based compensation.

•	An aggregation of certain significant deficiencies related to tax accounting and financial statement disclosure.

•

An ineffective control environment. As a result, we failed to institute all of the elements of an effective anti-fraud program and did not maintain controls adequate to prevent or detect instances of intentional override or intervention of our controls or intentional misconduct by certain former members of senior management in Flow Asia.

The material weaknesses in our internal control over financial reporting that we identified as of April 30, 2006, as well as our remediation efforts to date, are more fully discussed under “Controls and Procedures” on page 43 of this prospectus.

While we are taking steps to address the identified material weaknesses, there is no guarantee that these remediation steps will be sufficient to remediate the identified material weaknesses and control deficiencies or to prevent additional material weaknesses or control deficiencies.

We are experiencing significant growth in some of our markets, and if we are unable to respond, our business may suffer.

Interest in our products is growing rapidly and, in order to meet this demand we must continuously improve our efficiency and increase our capacity. We may need to change our processes or add or change personnel, equipment or facilities. If we are unable to successfully make these changes, we may not be able to sustain our growth rate and consequently lose market share.

We are experiencing increased competition in our markets, which may have an adverse effect on our financial results.

There are an increasing number of waterjet competitors entering our markets. If these new competitors are successful or if we are unable to respond to this competition, we may lose market share, our growth rate may slow, or our margins may suffer which may have an adverse effect on our financial results.

A significant portion of our new business has been derived from a few industries, and we could experience a reduction in the growth rate if conditions in one of those industries changed.

Although we serve many different industries and market segments, we have experienced strong growth in the aerospace and semi-conductor industries. A market slowdown in either industry, a postponement of a major project, such as occurred in aerospace, or a slowdown in the adoption of waterjet cutting in those industries could reduce revenue growth.

We are experiencing a decline in the domestic automotive industries, which may have an adverse effect on our financial results.

A portion of our revenues are derived from the domestic automotive industries, which are currently experiencing a decline in demand. The continued softness in these industries may have an adverse effect on our financial results.

Economic weakness in our served markets may adversely affect our financial results.

The products we sell are capital goods with individual system prices ranging from $60,000 to several million dollars. Many of our customers depend on long term financing from a financial institution to purchase our equipment. Economic weakness in the capital goods market and /or a credit tightening by the banking industry could reduce our sales and accordingly affect our financial results.

If we are unable to finalize the upgrades to our information technology systems that are currently in process, our future success may be negatively impacted.

In order to maintain our leadership position in the market and efficiently process increased business volume, we are making an $11 million, 2 year upgrade to our computer hardware, software and our Enterprise Resource Planning (“ERP”) system. Should we be unable to continue to fund this upgrade, or should the ERP system upgrade be unsuccessful or take longer to implement than anticipated, our ability to grow the business and our financial results could be adversely impacted.

We may be subject to significant financial penalties if the registration statement for the resale of PIPE securities is not available for resales.

In connection with a March 2005 Private Investment Public Equity transaction (“PIPE Transaction”) in which we sold $65 million of stock and warrants to investors, we entered into a Registration Rights Agreement (“RRA”). Under the RRA, we are required to keep the registration statement on Form S-1 for the resale of common stock issued in PIPE and pursuant to warrants issued in the PIPE (“PIPE Securities”) effective and available for resale of PIPE Securities. The obligation exists until the earlier of five years, two years after the exercise of the warrants, or the resale of all PIPE Securities. If the registration is unavailable for resales for the period specified in the RRA, we will be obligated to pay, on a monthly basis, penalties to purchasers of PIPE Securities who still hold PIPE Securities. As of the date of this prospectus, the monthly penalty would be approximately $600,000. The RRA originally provided that we would not have to pay penalties until the registration statement could not be used for resale for an aggregate total of 40 Trading Days. The registration statement has not been available for use since November 22, 2006. On January 24, 2007 (when the registration had not been available for resale for 40 Trading Days), the RRA was amended to increase the number of blackout days to 102. Until this post effective amendment is declared effective by the SEC, the number of Trading Days when the registration statement has not been available for resales will continue to increase. We will be obligated to file additional post-effective amendments in the future on an annual basis to include updating information and to reflect “fundamental changes,” if any occur. Depending on the timing of the filing of the post-effective amendments and how long it takes the SEC to declare such post-effective amendments effective, the registration statement may not be available for resales for periods of time.

Changes in the tax and regulatory rules or requirements in the countries in which we operate could impact our operations.

We have offices in 14 countries and have manufacturing facilities in three of those countries. Changes in the local tax or regulatory rules could reduce our ability to ship our products cross-border profitably or operate our local businesses cost effectively, which could adversely impact our financial results.

Our Chief Executive Officer has announced his intent to retire from the Company, and our ability to recruit a replacement Chief Executive Officer may negatively impact our future success.

On February 2, 2007, our Chief Executive Officer, Mr. Stephen Light, announced his intention to retire from the Company effective upon the appointment of a successor Chief Executive Officer. The Company has retained the services of executive search firm Korn/Ferry International and a search for his replacement is currently underway. We may encounter difficulties recruiting a suitable replacement for Mr. Light. We will need to conduct an extensive national search to select a qualified candidate, and may incur significant costs in locating and attracting a suitable replacement. If we are unable to recruit a suitable replacement Chief Executive Officer, or if the process takes longer than expected, our future success may be negatively impacted.

If we are unable to retain the current members of our senior management team and other key personnel or to recruit additional key personnel, our future success may be negatively impacted.

Besides Mr. Light’s retirement discussed above, we may lose other key management personnel and encounter difficulties replacing these positions. We may also encounter difficulties in recruiting additional key personnel as our business grows. We may incur greater costs to attract replacement or additional personnel.

Our inability to protect our intellectual property rights, or our possible infringement on the proprietary rights of others, and related litigation could be time consuming and costly.

We defend our intellectual property rights because unauthorized copying and sale of our proprietary equipment and consumables represents a potential loss of revenue to us. From time to time we also receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow in the future, and responding to these claims may require us to stop selling or to redesign affected products, or to pay damages. On November 18, 2004, Omax Corporation (“Omax”) filed suit against us alleging that our products infringe Omax’s patents. The suit also seeks to have a specific patent we hold declared invalid. Although the suit seeks damages of over $100 million, we believe Omax’s claims are without merit and we are contesting Omax’s allegations of infringement and also vigorously pursuing our claims against Omax with regard to our own patent. The outcome of this case is uncertain, and an unfavorable outcome is possible. We have and may continue to spend substantial amounts contesting Omax’s claims and pursuing our own. See Note 14 to Consolidated Financial Statements for further discussion of contingencies.

Our inability to settle our current insurance coverage litigation related to a June, 2002 claim could be time consuming and costly.

In litigation arising out of a June 2002 incident, our excess insurance carrier notified us in December 2006 that it is contesting its obligation to provide coverage. As discussed in Note 14 to the Condensed Consolidated Financial Statements in Form 10-Q for the quarter ended January 31, 2007, we purchase product liability insurance to cover claims of this nature. We believe the carrier’s position is without merit and we have commenced a declaratory judgment action seeking a determination that the carrier is obligated to provide a full defense of us. The outcome of this case is uncertain, and an unfavorable outcome is possible. We have not provided any loss accrual related to this matter as of January 31, 2007. The unresolved claims relating to this incident total approximately $7 million. We have and may continue to spend substantial amounts contesting the insurance carrier’s denial of coverage.

Fluctuations in our quarterly operating results may cause our stock price to decline.

In the past, our operating results have fluctuated significantly from quarter to quarter and we expect them to continue to do so in the future due to a variety of factors, many of which are outside of our control. Our operating results may in some future quarter fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could decline significantly. In addition to the risks disclosed elsewhere in this prospectus, factors outside of our control that have caused our quarterly operating results to fluctuate in the past and that may affect us in the future include:

•	fluctuations in general economic conditions;

•	demand for UHP pumps and UHP water management systems generally;

•	fluctuations in the capital budgets of customers; and

•	development of superior products and services by our competitors.

In addition, factors within our control, such as our ability to deliver equipment in a timely fashion, have caused our operating results to fluctuate in the past and may affect us similarly in the future.

The factors listed above may affect both our quarter-to-quarter operating results as well as our long-term success. Given the fluctuations in our operating results, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance or to determine any trend in our performance. Fluctuations in our quarterly operating results could cause the market price of and demand for our common stock to fluctuate substantially.

We do business in industries that are cyclical, which may result in weakness in demand for our products.

Our products are sold in many industries, including job shops, automotive and aerospace, that are highly cyclical. The machine tool industry, from 1998 through 2003, experienced a significant decline in global demand. Cyclical weaknesses in the industries that we serve could lead to a reduced demand for our products.

We may be affected by rising costs or lack of availability of materials, which could negatively impact our operations.

We have experienced and may continue to experience (i) significant increases in the costs, and (ii) shortages of materials we use in the manufacture of our products, such as steel, and we may not be able to either achieve corresponding increases in the prices of our products or reduce manufacturing costs to offset these increases, or if we do increase prices, we may experience lower sales. We have experienced and may continue to experience longer lead times for certain materials we use in the manufacture of our products, such as steel, and we may not be able to deliver our products in a timely fashion which could lower our sales. Any of the foregoing may adversely affect our financial results.

Our waterjet manufacturing capacity is concentrated within three locations and our ability to provide product to our customers would be impacted should one of the facilities be closed.

We operate three main manufacturing facilities to cover the worldwide production of our waterjet equipment: two in the United States, and one in Taiwan. Should any of these facilities suffer damages caused by an act of nature or terrorism, our ability to provide products to our customers in a timely manner would be affected for a period of time, which may have a negative impact on our operating results.

If we cannot develop technological improvements to our products through continued research and engineering, our financial results may be adversely affected.

In order to maintain our position in the market, we need to continue investment in research and engineering to improve our products and technologies and introduce new products and technologies. If we are unable to make such investment, if our research and engineering efforts do not lead to new and/or improved products or technologies, or if we experience delays in the development or acceptance of new and/or improved products, our financial results could be adversely affected.

We have outstanding options and stock units that have the potential to dilute the return of our existing common shareholders and cause the price of our common stock to decline.

We have granted stock options to our employees and other individuals. At January 31, 2007, we had options outstanding to purchase 1,077,604 shares of our common stock, at a weighted average exercise price of $8.95 per share. In addition, we have compensation plans with certain employees and have granted those employees common stock or stock units totaling 259,250 for the nine months ended January 31, 2007.

Washington law and our charter documents may make an acquisition of us more difficult.

Provisions in Washington law and in our articles of incorporation, bylaws, and rights plan could make it more difficult for a third-party to acquire us, even if doing so would benefit our shareholders. These provisions:

•	Establish a classified board of directors so that not all members of our board are elected at one time;

•

Authorize the issuance of “blank check” preferred stock that could be issued by our board of directors (without shareholder approval) to increase the number of outstanding shares (including shares with special voting rights), each of which could hinder a takeover attempt;

•	Provide for a Preferred Share Rights Purchase Plan or “poison pill;”

•	Impose restrictions on certain transactions between a corporation and certain significant shareholders.

•	Provide that directors may be removed only at a special meeting of shareholders and provide that only directors may call a special meeting;

•	Require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote; and

•	Provide for 60 day advance notification for shareholder proposals and nominations at shareholder meetings.

Our largest shareholder, Third Point LLC, has made requests and demands that could require the focus of the Board of Directors and Management.

Our largest shareholder, Third Point LLC (“Third Point”) has urged the Company to halt the search for a replacement Chief Executive Officer, and to retain an investment bank for the purpose of offering the Company for sale (subsequently changed to a demand to “retain a publicly identified and well recognized investment bank, with a clear mandate to explore strategic alternatives including a sale of the Company”). It has also insisted that the Company repeal its poison pill and de-stagger the election of its Board of Directors. The Board of Directors has retained an investment bank to make a full capital markets analysis to ensure that the Board considers the broadest range of options and potential opportunities for optimizing shareholder value for the benefit of all shareholders. Third Point has indicated that if it is not satisfied with the Board’s responses to its requests and demands, it will seek to replace members of the Board of Directors at the next annual meeting. It is possible that a proxy contest could be a distraction to the Company’s Board of Directors in its efforts to hire, and transition to, a new CEO and could be a distraction to the senior management team in their efforts to maintain the Company’s position as world leader in ultra high-pressure waterjet cutting technology. Because a proxy contest has not been commenced, the risk is still hypothetical but the Board and Management are committed to keeping the impact of any such distractions to a minimum if a proxy contest is commenced.

Market risk exists in our operations from potential adverse changes in foreign exchange rates relative to the U.S. dollar in our foreign operations.

A significant portion of our sales take place outside of the United States, and we transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the British Pound. In addition, our foreign divisions may have customer receivables and vendor obligations in currencies other than their local currency which exposes us to near-term and longer term currency fluctuation risks. The assets and liabilities of our foreign operations, with functional currencies other than the U.S. dollar, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Aggregate net foreign exchange gains included in the determination of net income amounted to $2.1 million for the nine months ended January 31, 2007. Based on our results for the nine months ended January 31, 2007 for our foreign subsidiaries, and based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $934,000 and other income (expense) by $216,000. Our financial position and cash flows could be similarly impacted. We have used derivative instruments in the past and may continue to use them in the future to manage the risk associated with foreign currency exchange rate changes for long term projects such as aerospace system sales.

Moreover, the weaker U.S. dollar, relative to the local currency of many of the countries we sell into, has made our products less expensive, on a relative basis, when compared to locally manufactured products and products manufactured in certain other countries. As the U.S. dollar gains in value relative to these foreign currencies, our products will increase in cost to the customer relative to locally produced product and products manufactured in certain other countries, which could negatively impact sales.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SAFE HARBOR STATEMENT:

Statements made in this prospectus that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements typically are identified by the use of such terms as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “plan” and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in any forward-looking statement due to a number of factors, which include, but are not limited to the following: the special risk factors and uncertainties set forth in Part I, Item 1A of our Annual Report on Form 10-K/A Amendment No. 2 for the year ended April 30, 2006; our belief that the financial covenants in our credit facilities are achievable based on current financial forecasts and our belief that our existing cash, cash from operations, and credit facilities at January 31, 2007 are adequate to fund our operations for the next twelve months; our belief that timing issues related to our working capital will not have a material adverse impact on our short-term liquidity requirements and our plan to continue capital spending on information technology and facilities and our expectation that the necessary funds will be generated internally; our expectation that the upgrade of our ERP system will enhance our control environment; our position regarding our pending legal proceedings with Omax; our belief that Omax’s claims are without merit and that we will incur considerable fees in this case; our expectation that operating results will continue to fluctuate in the future due to a variety of factors; our belief that waterjets are experiencing growing acceptance in the marketplace because of their flexibility and superior machine performance; our belief that sales growth over the next few years will result from new product development and enhancements; our belief that there will be a lower level of sales by Asia Waterjet segment in our fourth fiscal quarter due to the management disruption related to the Asia investigation that was concluded in January 2007; our expectation of continued growth in western and central Europe from additional investments in staffing and marketing; our expectation that short-term Aerospace sales will be lower and our plan to continue to invest in sales and marketing; our plan to continue to invest in sales and marketing to build waterjet technology awareness globally and to increase coverage of a growing base of potential customers; our plan to continue repatriating additional funds in the future; and our plan to increase the training of employees on our company’s values and the availability of our whistleblower hotline; our expectation that “other legal proceeding” will not have a material adverse effect. Additional information on these and other factors that could affect our financial results is set forth below. Finally, there may be other factors not mentioned above or included in our SEC filings that may cause our actual results to differ materially from those in any forward-looking statement. You should not place undue reliance on these forward-looking statements. We assume no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. We will not receive any of the proceeds from the sales by the Selling Shareholders of the shares covered by this prospectus.

We originally received gross proceeds of $65 million and net proceeds of $59.3 million on March 21, 2005 when we sold 17,473,116 equity units at $3.72 per unit in the PIPE Transaction. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. On April 28, 2006, we converted, on a mandatory basis, all remaining common stock warrants (other than the warrants held by Third Point LLC, which could not be converted because doing so would have triggered the Company’s poison pill) issued in connection with the PIPE Transaction to common stock. The warrant holders had the option of completing the conversion on a cash or cashless basis. All but 403,300 warrants were exercised and 1,220,497 shares of common stock were issued in exchange for $3.6 million.

We used the gross proceeds from the sale of shares to pay the entire balance of our subordinated debt and accrued interest totaling $42.3 million in April 2005. The remaining proceeds were used to repay borrowings on our senior credit facility. We used the gross proceeds from the exercise of warrants for general corporate purposes.

DIVIDEND POLICY

We have not paid dividends to common shareholders in the past. Our Board of Directors intends to retain future earnings, if any, to finance development and expansion of our business and reduce debt and does not expect to declare dividends to common shareholders in the near future.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years ended April 30, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of April 30, 2006 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary statement of operations data for the fiscal year ended April 30, 2003 is derived from our audited financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the fiscal year ended April 30, 2002 and the summary balance sheet data as of April 30, 2003 and 2002 are derived from our unaudited financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the nine months ended January 31, 2007 and the selected consolidated balance sheet data as of January 31, 2007 are derived from our unaudited condensed consolidated financial statements which are included in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position and results of operations as of and for those periods.

(In thousands, except per share amounts)	Nine Months Ended January 31, 2007	Year Ended April 30,
		2006 (restated)(1)	2005	2004	2003 (restated)(2)(3)	2002 (restated)(2)(3)
	(unaudited)					(unaudited)
Statement of Operations Data:
Sales	$163,851	$205,432	$172,966	$132,861	$121,833	$116,386
Income (Loss) Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	7,539	7,998	(12,174)	(10,668)	(43,965)	(7,966)
Net Income (Loss)	6,813	7,410	(21,197)	(11,274)	(67,813)	(8,024)
Basic Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	0.20	0.23	(0.69)	(0.69)	(2.86)	(0.52)
Basic Earnings (Loss) Per Share	0.18	0.21	(1.19)	(0.73)	(4.42)	(0.53)
Diluted Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	0.20	0.22	(0.69)	(0.69)	(2.86)	(0.52)
Diluted Income (Loss) Per Share	0.18	0.20	(1.19)	(0.73)	(4.42)	(0.53)

	January 31, 2007	April 30,
(In thousands)		2006 (restated)(1)	2005	2004	2003 (restated)(2)(3)	2002 (restated)(2)(3)
	(unaudited)				(unaudited)	(unaudited)
Balance Sheet Data:
Working Capital	$47,760	$42,404	$6,154	$(8,757)	$(6,709)	$84,556
Total Assets	116,797	119,268	118,467	129,272	147,088	205,572
Short-Term Debt	1,870	3,247	13,443	48,727	61,056	5,237
Long-Term Obligations, net	2,810	3,774	5,704	38,081	29,023	83,453
Shareholders’ Equity (Deficit)	65,703	57,140	29,464	(8,217)	5,959	69,967

(1)

As described in Note 2 to the April 30, 2006 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2006 to 1) recognize additional revenue in the fourth quarter of the fiscal year 2006 for Nanojet machines sold by our

Asia Waterjet segment, 2) reverse the incorrect accrual of installation costs for which installation had not yet occurred in our Asia Waterjet segment, 3) correct overstated freight and duty expenses associated with revenue transactions in our Asia Waterjet segment, 4) correct inventory-in-transit accounts between consolidated subsidiaries, 5) capitalize manufacturing variances at one of our subsidiaries in our North America Waterjet segment, 6) correct accounts payable by clearing items which had been paid but not appropriately recorded due to incomplete reconciliations in our North America Waterjet and Applications segments, and 7) correctly record a systems return in our North America Waterjet segment. Further, as described in Note 2 to the April 30, 2006 Consolidated Financial Statements included elsewhere in this prospectus, we have restated our consolidated financial statements for the year ended April 30, 2006 to 1) correct clerical errors in the compilation of total assets by reportable segments as of April 30, 2006 in Note 19 Operating Segment and Geographical Information to the Consolidated Financial Statements, and 2) appropriately present a receivable relating to the exercise of warrants and options as a noncash item rather than as a cash flow from financing activity.

(2)	The Statement of Operations Data for years prior to fiscal 2003 and Balance Sheet Data prior to fiscal 2004 are unaudited and have been restated to reflect corrections to our consolidated income tax provisions and recording of minority interest. This restatement resulted in the following adjustments to the Statement of Operations Data for years prior to fiscal 2003 and Balance Sheet Data prior to fiscal 2004:

	2002
	As previously reported	As Restated	Reclassified for Discontinued Operations
(Loss) Income Before Cumulative Effect of Change in Accounting Principle and Discontinued Operations	$(8,244)	$(8,415)	$(7,966)
Net (Loss) Income	(7,853)	(8,024)	(8,024)
Net (Loss) Income per share:
Basic & Diluted
Net Loss	(0.52)	(0.53)	(0.53)

	2003		2002
	As previously reported	As Restated	As previously reported	As Restated
Balance Sheet Data:
Working Capital	$(6,709)	$(6,709)	$84,532	$84,556
Total Assets	147,701	147,088	208,674	205,572
Total Shareholders’ Equity	4,872	5,959	71,054	69,967

(3)	Our consolidated statements of operations for all periods has been recast to give effect to the sale of the Avure Business and present the results for the Avure Business as discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Current Events

Asia Waterjet –

On September 11, 2006, the Company announced that it had received information alleging that certain sales of Nanojets by its Asia Waterjet segment were recognized in the wrong period. The Board of Directors instructed the Audit Committee of the Board of Directors to investigate allegations concerning revenue recognition errors and any related matters. The Audit Committee appointed independent counsel to conduct the investigation, and an independent accounting firm was retained by the independent counsel. The investigation began promptly following the receipt of the allegations and the Audit Committee and Board of Directors adopted the conclusions in the final report in early January 2007.

The investigation found that, in connection with the sale of Nanojet machines, $1,958,000 of revenue was recognized by the Asia Waterjet segment in the quarter ended July 31, 2006 that should have been recognized in the fourth quarter of the fiscal year ended April 30, 2006. The improper revenue recognition resulted from violations of Company policies by employees of the Asia Waterjet segment. As such, we have determined that we should restate our previously issued consolidated financial statements for the fiscal year 2006 to recognize revenue of $1,958,000 in the fourth quarter of the fiscal year 2006 for Nanojet machines sold by our Asia Waterjet segment. The adjustments increased Receivables, net by $1,725,000, decreased Deferred Revenue and Other Accrued Liabilities by $260,000 and $109,000, respectively, increased Cumulative Translation Adjustment (CTA) by $27,000 and decreased Cost of Sales by $109,000.

Korea Investigation –

During the course of a regularly scheduled internal audit by Flow’s Internal Audit Department of its Korean sales and service operation, the Company discovered irregularities in its accounts receivable and banking records. On March 26, 2007, the Company completed an investigation in its Korean operation. As a result, the Company recorded cost of sales and general and administrative expenses of $377,000 during the three months ended January 31, 2007. Of that amount, $231,000 related to fiscal year 2006 and prior years.

Third Point –

Our largest shareholder, Third Point LLC (“Third Point”) has urged the Company to halt the search for a replacement Chief Executive Officer, and to retain an investment bank for the purpose of offering the Company for sale (subsequently changed to a demand to “retain a publicly identified and well recognized investment bank, with a clear mandate to explore strategic alternatives including a sale of the Company”). It has also insisted that the Company repeal its poison pill and de-stagger the election of its Board of Directors. The Board of Directors has retained an investment bank to make a full capital markets analysis to ensure that the Board considers the broadest range of options and potential opportunities for optimizing shareholder value for the benefit of all shareholders. Third Point has indicated that if it is not satisfied with the Board’s responses to its requests and demands, it will seek to replace members of the Board of Directors at the next annual meeting.

Three and Nine Months Ended January 31, 2007 Compared to Three and Nine Months Ended January 31, 2006

Changes in Financial Condition and Cash Flows

The following discussion reflects the restatement discussed in Note 2 to the Condensed Consolidated Financial Statements.

We generated $5.0 million of cash in operating activities during the nine months ended January 31, 2007 compared to $13.3 million cash generated for the nine months ended January 31, 2006. Cash generated before

Changes in Operating Accounts was $11 million for the nine months ended January 31, 2007, equal to the prior year same period. Increases in revenues and gross margin were offset by increases in operating expenses to fund growth and to complete the Asian investigation and related audit and compliance expenses. Changes in operating accounts resulted in a net $5.6 million use of cash for the nine months ended January 31, 2007, compared to a net $2.2 million source of cash in the prior year same period. The change from prior period is primarily due to the completion of large aerospace contracts that have reduced deferred revenue and customer deposits.

See detailed discussion of these working capital account changes in the section below.

Working Capital

Net receivables are comprised of trade accounts receivable and unbilled revenues. At January 31, 2007, the net receivables balance decreased $8.3 million or 24% from April 30, 2006. The decrease in net receivables stemmed from the reduction in trade receivable of $3.9 million due to reduced sales volume experienced during the period compared to the high balance at April 30, 2006 which is typically our strongest quarter. Receivables days sales outstanding (including unbilled revenues) at January 31, 2007 decreased to 42 from 46 in the prior year same period. The decrease was compounded by the reduction in unbilled revenue of $3.9 million from $5.2 million at April 30, 2006 to $1.3 million at January 31, 2007 primarily due to larger amounts of aerospace contracts at later completion stages at April 30, 2006 versus January 31, 2007, as well as the progress made on various contracts commensurate with costs incurred. Our unbilled receivables relate to equipment and systems sales accounted for on a percentage of completion basis. Unbilled revenues fluctuate due to the scheduling of production and achievement of certain billing milestones. In general, receivables can be negatively affected by the traditionally longer payment cycle outside the United States and the timing of billings and payments on large special system orders. Because of the lead-time to build and deliver such equipment, ultimate collection of such accounts can be subject to changing customer business and economic conditions.

Inventories at January 31, 2007 increased $3.5 million or 16% from April 30, 2006. Our inventory level was relatively lower at year end due to higher sales activities through the last fiscal quarter. The increase in inventory is also in response to our overall higher business volume as well as longer lead times quoted by our suppliers. The majority of the increase resides in our waterjet inventory in Asia and the U.S. including our domestic aerospace inventory, as well as our aftermarket parts supply required to support aftermarket sales growth.

Liquidity and Capital Resources

Approximately $33.2 million of our cash is held by divisions outside the United States. The repatriation of offshore cash balances from certain divisions will trigger additional tax liabilities. During the nine months ended January 31, 2006, we repatriated $1.4 million from a foreign subsidiary and we plan to continue repatriating additional funds in the future.

Our domestic senior credit agreement is our primary source of external funding. Effective July 8, 2005, we executed a new $30 million, three year senior credit agreement with Bank of America N.A. and U.S. Bank N.A. This credit agreement expires August 1, 2008 and bears interest at the bank’s prime rate or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable. Our available credit at January 31, 2007 was $28.1 million, net of $1.9 million outstanding letter of credit.

We spent $4.4 million on capital expenditures during the nine months ended January 31, 2007 and expect to continue our capital spending primarily related to information technology and facility improvement during the rest of the fiscal year. It is expected that funds necessary for these expenditures will be generated internally.

We believe that our existing cash, cash from operations, and credit facilities at January 31, 2007 are adequate to fund our operations for at least the next twelve months.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or off-balance sheet financing arrangements.

Contractual Obligations

During the nine months ended January 31, 2007, there were no material changes outside the ordinary course of business in our contractual obligations and minimum commercial commitments as reported in “Tabular Disclosure of Contractual Obligations” found on page 39 of this prospectus. Effective February 2, 2007, the Company and Stephen R. Light, the Company’s current President and Chief Executive Officer entered into an Employment Agreement (in connection with his planned retirement upon the Company’s appointment of a successor) with total payment of approximately $5.0 million. See detailed discussion in Note 17 to the Condensed Consolidated Financial Statements.

Critical Accounting Estimates and Judgments

There are no material changes in our critical accounting estimates as disclosed in “Critical Accounting Estimates” found on page 39 of this prospectus. With the adoption of FAS 123R at the beginning of our first fiscal quarter of 2007, we added “Stock-Based Compensation” as a critical accounting estimate. Please refer to footnote 4 to the Condensed Consolidated Financial Statements for a discussion of our stock-based compensation plans.

Stock-Based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of FAS 123R. The estimation of the grant-date fair value requires the input of subjective assumptions. These assumptions include estimating the volatility of our common stock price and specifically for our long term incentive plans, management’s forecast of company future performance that may vary significantly from actual results. Changes in the subjective assumptions can materially affect the estimate of the fair value of stock-based compensation and consequently, the related amounts recognized in the condensed consolidated statements of income.

Results of Operations

(Tabular amounts in thousands)

Sales.

Our sales by segment for the periods noted below is summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Sales
North America Waterjet	$28,439	$25,330	$3,109	12%	$90,027	$76,901	$13,126	17%
Asia Waterjet	9,756	7,168	2,588	36%	25,245	20,404	4,841	24%
Other International Waterjet	13,110	9,771	3,339	34%	35,694	27,013	8,681	32%
Applications	4,733	5,261	(528)	(10)%	12,885	15,883	(2,998)	(19)%

Total	$56,038	$47,530	$8,508	18%	$163,851	$140,201	$23,650	17%

The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of our custom designed systems into the Aerospace industry. For the three and nine months ended January 31, 2007, revenue from our three Waterjet segments increased $9.0 million or 21%, and $26.6 million or 21% as compared to the prior year same periods. We are continuing to build market awareness of waterjet technology through investments in marketing and tradeshow activity. Our waterjets are experiencing growing acceptance in the marketplace because of their flexibility and superior machine performance. We also continue to invest in direct sales and technical services staff adding new personnel to service potential and existing customers.

For the three and nine months ended January 31, 2007, our revenue in North America segment experienced an overall increase of $3.1 million or 12%, and $13.1 million or 17% from the prior year respective periods. Shapecutting system sales in the United States benefited from the continued increasing awareness of waterjet cutting technology, introduction of new products, and the seasonal concentration of trade shows in the second fiscal quarter. At the end of fiscal 2006, we announced the introduction of the Stonecrafter™, a system specifically designed for the stone and tile industry, and a new 87,000 psi pump which increases the cutting speed over the 60,000 psi currently in use. We expect new product development and enhancements such as these, and the increasing adoption of waterjet cutting, to drive sales growth over the next few years. Sales to the Aerospace industry were down $2.1 million or 43% and up $2.3 million or 16% for the three and nine month period ended January 31, 2007, as compared to the prior year respective periods. Sales to the aerospace industry fluctuate quarter over quarter for various reasons such as the timing of the contract awards, timing of the project design and manufacturing schedule and finally shipment to the customer. The slowdown in the current fiscal quarter was due to the timing shift of certain follow on orders for large systems and hence we expect a continued lower revenue level in the following fiscal quarter because of this shift. We reached an agreement in September 2006 with one of our customers for the cancellation of an order for two large aerospace systems, and as a result recognized $2.2 million in the second fiscal quarter.

For the three and nine months ended January 31, 2007, our revenue in Asia Waterjet segment increased $2.6 million or 36%, and $4.8 million or 24% from the prior year respective periods. The growth in Asia Waterjet was fueled by expansion of waterjet systems into the semiconductor industry, and strong aftermarket business. We expect a lower level of sales in our fourth fiscal quarter due to the management disruption related to the Asia investigation in regards to the fraudulent deferral of revenue recognition by certain former members of management in the Asia Waterjet segment that was concluded in January 2007, and the absence of the large Nanojet launch order that occurred in the fourth quarter of fiscal 2006.

Growth in the Other International Waterjet segment represents primarily sales into Europe and South America. Revenue from our European operations has improved by $2.7 million or 31%, and $6.8 million or 29%, for the three and nine months ended January 31, 2007 on strong demand for our shapecutting systems which have benefited from a stronger Euro versus US Dollar. We expect continued growth in western and central Europe as a result of the additional investments in staffing and marketing efforts. Sales in South America increased $665,000 and $1.9 million, respectively, for the three and nine months ended January 31, 2007 compared to the prior year same periods on higher standard shapecutting system sales.

Our Applications segment represents sales of our automation and robotic waterjet cutting systems, as well as non-waterjet systems, which are sold primarily into the North American automotive industry. For the three and nine months ended January 31, 2007, we reported a $528,000 or 10%, and $3.0 million or 19%, decrease in revenue versus the prior year same period. This decline resulted from the continued softness in the domestic automotive industry. To counter act this market issue, we have been increasing our sales focus on systems that integrate waterjet cutting technology and deemphasizing non-waterjet systems in non-automotive markets.

Systems vs. Spares. We also analyze our Waterjet revenues by looking at system sales and consumable sales as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Sales
Systems	$41,938	$34,847	$7,091	20%	$120,986	$100,518	$20,468	20%
Consumable parts	14,100	12,683	1,417	11%	42,865	39,683	3,182	8%

Total	$56,038	$47,530	$8,508	18%	$163,851	$140,201	$23,650	17%

Total systems sales increased $7.1 million or 20%, and $20.5 million or 20%, for the three and nine months ended January 31, 2007. Excluding sales in the Aerospace industry and the Applications segment, system sales increased 38% and 26%, respectively for the three and nine months ended January 31, 2007. The increase in systems sales is due to the growing acceptance of our waterjets in the market place, new product development and enhancement, and expansion of our waterjet systems into new industries, as discussed in the above Sales section. Consumables revenues recorded an increase of $1.4 million or 11%, and $3.2 million or 8% for the three and nine months ended January 31, 2007. Increases in spares sales resulted from a growing number of systems in service, our proprietary productivity enhancing kits and improved parts availability as well as the use of Flowparts.com, our easy-to-use internet order entry system. Flowparts.com has been deployed in the U.S. for two years and was launched in Europe early this year and is experiencing faster customer adoption than we experienced in the U.S.

Gross Margins. Our gross margin by segment for the periods noted below is summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Gross Margin
North America Waterjet	$12,375	$12,107	$268	2%	$40,305	$36,972	$3,333	9%
Asia Waterjet	5,390	3,725	1,665	45%	14,328	10,084	4,244	42%
Other International Waterjet	5,021	3,480	1,541	44%	13,817	10,022	3,795	38%
Applications	958	874	84	10%	1,937	3,375	(1,438)	(43)%

Total	$23,744	$20,186	$3,558	18%	$70,387	$60,453	$9,934	17%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Gross Margin Percentage
North America Waterjet	44%	48%	45%	48%
Asia Waterjet	55%	52%	57%	49%
Other International Waterjet	38%	36%	39%	37%
Applications	20%	17%	15%	21%
Total	42%	42%	43%	43%

Gross margin for the three and nine months ended January 31, 2007 amounted to $23.7 million or 42% of sales, and $70.4 million or 43% of sales, respectively, as compared to gross margin of $20.2 million or 42% of sales and $60.5 million or 43% of sales in the prior year same periods. The gross margin improvements in our Asia and Other International Waterjet are attributable to the strong product pricing, improved product mix, and the stronger Euro versus US Dollar. Margins in North America declined from the prior year due to a higher mix of systems sales versus consumable sales, higher freight costs and material prices, and average lower margins on special systems. Generally, comparison of gross margin rates will vary period over period depending on the mix of sales, which includes special systems, standard systems and consumables. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. On average, standard systems which are included in the North America, Asia and Other International Waterjet segments carry higher margins than the custom engineered systems, which are represented by the Applications segment. Our Applications segment recorded significant decreases in margins for the nine months ended January 31, 2007 due to increased cost of certain automotive contracts during the first and second fiscal quarters. During the current fiscal quarter, improved contract pricing and management increased margins over the prior year same period. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

Sales and Marketing Expenses. Our sales and marketing expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Sales and Marketing
North America Waterjet	$5,600	$4,860	$740	15%	$16,791	$13,215	$3,576	27%
Asia Waterjet	1,068	1,029	39	4%	3,578	3,059	519	17%
Other International Waterjet	2,550	2,178	372	17%	7,984	6,683	1,301	19%
Applications	395	292	103	35%	1,421	851	570	67%

Total	$9,613	$8,359	$1,254	15%	$29,774	$23,808	$5,966	25%

Sales and marketing expenses increased $1.3 million or 15%, and $6.0 million or 25% for the three and nine months ended January 31, 2007, as compared to the prior year same periods. This expense growth in the North America stemmed from increased investment in sales and marketing staff and higher trade show costs due to our attendance at the bi-annual International Manufacturing Technology Show held in Chicago in September 2006. Higher costs in Asia and Other International segments were due to investment in staff and higher commissions driven by higher sales. We plan to continue to invest in sales and marketing to build waterjet technology awareness globally and to increase coverage of a growing base of potential customers. During the first fiscal quarter, Applications reserved $215,000 against customer receivables due to an early termination because we believe the customer will be unable to pay the obligation under the contract. Expressed as a percentage of revenue, sales and marketing expenses were 17% and 18% for the three and nine months ended January 31, 2007, compared to 18% and 17% for the prior year same periods.

Research and Engineering Expenses. Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Research and Engineering
North America Waterjet	$2,118	$1,738	$380	22%	$6,001	$4,781	$1,220	26%
Asia Waterjet	132	174	(42)	(24)%	546	409	137	33%
Other International Waterjet	120	113	7	6%	330	355	(25)	(7)%
Applications	49	45	4	9%	174	95	79	83%

Total	$2,419	$2,070	$349	17%	$7,051	$5,640	$1,411	25%

Research and engineering expenses increased $349,000 or 17%, and $1.4 million or 25% for the three and nine months ended January 31, 2007, as compared to the prior year same periods. In North America, we added key engineering personnel related to our core UHP technology as well as additional engineering resources to support new core product development, such as Stonecrafter™, the 87,000 psi pump and the 55,000 psi Husky, as well as continued core enhancements such as FlowMaster version 6.0, our latest system operating software. Expressed as a percentage of revenue, research and engineering expenses remained at 4% for the three and nine months ended January 31, 2007 as well as 2006.

General and Administrative Expenses. Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
General and Administrative
North America Waterjet	$6,950	$6,856	$94	1%	$18,563	$17,597	$966	6%
Asia Waterjet	1,441	368	1,073	292%	3,890	1,101	2,789	253%
Other International Waterjet	648	489	159	33%	1,970	1,657	313	19%
Applications	228	593	(365)	(62)%	846	1,301	(455)	(35)%

Total	$9,267	$8,306	$961	12%	$25,269	$21,656	$3,613	17%

General and administrative expenses increased $961,000 or 12%, and $3.6 million or 17% for the three and nine months ended January 31, 2007, as compared to the prior year same period. The increase of $1.1 million and $2.8 million for the three and nine months period, respectively, in the Asia Waterjet segment includes $305,000 of losses related to the investigation in our Korean operation while the remainder of the increase was due to legal and professional fees related to the investigation conducted by the Audit Committee of the Board of Directors using independent counsel and an independent accounting firm in regards to fraudulent deferral of revenue recognition by certain former members of management in the Asia Waterjet segment. Expenses in the North America segment include North America waterjet division general and administrative expenses and all of our corporate overhead costs. The general and administrative expenses in our waterjet division are up due to the increase in management and finance staff to support our business growth. The corporate increase in staffing and related expenses has been offset by the decrease in the incentive stock compensation expenses primarily due to the Key Executive Retirement Plan which was terminated in the fourth quarter in fiscal 2006. Professional fees for legal expenses, audit fees and Sarbanes-Oxley compliance costs were $2.3 million and $5.4 million for the three and nine months ended January 31, 2007, consistent with the prior respective periods. Expressed as a percentage of revenue, general and administrative expenses were 17% and 15% for the three and nine months ended January 31, 2007, compared to 17% and 15% for the prior year same periods.

Restructuring Expenses. We incurred $76,000 and $661,000 of severance benefits and lease restructuring costs in the Applications segment related to the closing and relocation of our Wixom, Michigan facility during the three and nine months ended January 31, 2006. No such expenses occurred in the current fiscal year same periods.

Gain on Barton Sale. On August 26, 2005, the Company entered into a Purchase Agreement with Barton Mines Company (“Barton”) to give Barton exclusive rights to sell abrasive to the Company’s customers for $2.5 million in cash at closing, future annual payments of up to $250,000 for the next three years based on achievement of system sales targets and royalty payments for systems sold over the next 10 years. The Company recorded the $2.5 million gain as an offset to operating expenses in the second fiscal quarter in 2006.

Operating Income. Our operating income by segment for the periods noted below are summarized as follows:

	Three Months Ended January 31,				Nine Months Ended January 31,
	2007	2006	Difference	%	2007	2006	Difference	%
Operating Income
North America Waterjet	$(2,293)	$(1,347)	$(946)	70%	$(1,050)	$3,879	$(4,929)	NM
Asia Waterjet	2,749	2,154	595	28%	6,314	5,515	799	15%
Other International Waterjet	1,703	700	1,003	143%	3,533	1,327	2,206	166%
Applications	286	(132)	418	NM	(504)	467	(971)	NM

Total	$2,445	$1,375	$1,070	78%	$8,293	$11,188	$2,895	(26)%

NM = Not Meaningful

Interest Income, Interest Expense, Fair Value Adjustment on Warrants Issued and Other Income (Expense), Net. Interest Income for the current fiscal quarter was $241,000, compared to $303,000 for the same period prior year which included $202,000 for the 90 days note from the purchaser of our Avure Business. Interest income increased to $622,000 for the nine months ended January 31, 2007 from $358,000 for the same period prior year due to the higher average global cash balance approximately $37 million in fiscal 2007 versus $20 million in fiscal 2006 same periods. Interest Expense decreased to $88,000 and $268,000 for the three and nine months ended January 31, 2007 compared to $281,000 and $1.7 million in the prior year same periods. The significant decrease in fiscal 2006 Interest Expenses results from lower interest rates and lower average debt balance outstanding resulting from the payoff of the senior debt at the end of fiscal 2006. During the three and nine months ended January 31, 2006, we incurred $2.1 million and $7.0 million of expense associated with warrants which were required to be marked-to-market at each reporting period with corresponding gains and losses reported on the Condensed Consolidated Statement of Operations. During the three and nine months ended January 31, 2007, we recorded Other Income, Net of $846,000 and $1.9 million compared to Other Expense, Net of $789,000 and $1.4 million in the prior year same periods. This change results from the fluctuation in realized and unrealized foreign exchange gains and losses as described in the table below, as well as $206,000 related to hedges and their termination which is included in Other during the nine months ended January 31, 2007.

The following table shows the detail of Other Income (Expense), Net, in the Condensed Consolidated Statements of Operations:

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Realized Foreign Exchange Gains (Losses), Net	$370	$(219)	$27	$(439)
Unrealized Foreign Exchange Gains (Losses), Net	352	(513)	2,042	(971)
Hedges Costs	—	—	(206)	—
Other	124	(57)	8	42

	$846	$(789)	$1,871	$(1,368)

Income Taxes. For the three and nine months ended January 31, 2007 the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable primarily in Taiwan and Japan. In addition for the three and nine months ended January 31, 2007, operations in certain jurisdictions (principally Germany) reported net income against which we offset net operating losses. However, because the operations in these jurisdictions have not shown a history of net income, we have not recognized a benefit for these unutilized net operating losses as it is currently more likely than not that such benefit will not be realized. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the cumulative losses generated prior to the quarter ended January 31, 2007, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire from fiscal 2022 through fiscal 2026 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded in the United States during the quarter ended January 31, 2007.

Discontinued Operations, Net of Tax. In October 2005, we sold our Avure Business. For the nine months ended January 31, 2006, income from operations of discontinued operations was $966,000. The Company initially recorded a loss of $1.1 million, net of income tax of $334,000, on the sale which was consummated on October 31, 2005. As discussed in Note 8 to the Condensed Consolidated Financial Statements, for the three month period ended January 31, 2006, we have increased our Loss on Sale of Discontinued Operations, by $300,000 based on our best estimate of the amount to settle the working capital dispute raised by the purchaser of the Avure Business, and by $107,000 which is the discount we have offered to the purchaser on the 3 year note, for a total of $407,000. Also discussed in Note 8 to the Condensed Consolidated Financial Statements in the first quarter of fiscal 2007, the Company recorded $726,000 as Loss on Sale from Discontinued Operations due to the arbitrated resolution of the dispute between the Company and the purchaser of the Avure Business.

Net Income (loss). Our consolidated net income (loss) in the three months ended January 31, 2007 amounted to $2.0 million, or $0.05 per basic and diluted income per share as compared to a net loss of $2.3 million, or $.07 basic and diluted loss per share in the prior year same period. For the year-to-date period, our consolidated net income was $6.8 million, or $.18 per basic and diluted income per share as compared to a net loss of $1.3 million, or $.04 basic and diluted income per share in the prior year same period.

Operational and Financial Data—Fiscal 2006, 2005 and 2004

The Company has restated its previously issued Consolidated Balance Sheet as of April 30, 2006 and its Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the fiscal year then ended, as detailed in Note 2 to the accompanying Consolidated Financial Statements. All affected amounts and period-to-period comparisons described herein have been restated.

Overview of our results from 2004 through 2006

Our results have benefited from management’s focus on the core of our business, UHP water pumps and the applications that integrate these pumps to cut and clean material. Improved global awareness of the benefits of waterjet cutting and cleaning technology over other traditional methods has resulted in increased global adoption of waterjet cutting and cleaning technology across multiple industries. Our investment in sales and marketing has been a key factor in the improved global awareness. Additionally, our investment in research and engineering has allowed us to continue to introduce new waterjet applications and product enhancements, expanding the market for waterjet technology.

Sales were $205.4 million in 2006, $173.0 million in 2005, and $132.9 million in 2004. Our combined sales for North America, Asia and Other International Waterjet which were 90% of sales in 2006, 82% in 2005 and 81% in 2004, benefited from the increased global adoption of waterjet technology. Overall sales growth was negatively impacted by a decline in sales of our Applications segment which were 10% of sales in 2006, 18% in 2005, and 19% in 2004. Beginning in 2005, we started repositioning this business to focus on integrating waterjet cutting cells into engineered robotic systems and reduce the focus on non-waterjet applications. We believe the Applications segment is now positioned for growth in the future.

Operating income (loss) was $21 million or 10% of sales in 2006, $8.3 million or 5% of sales in 2005, and ($1.7 million) or (1%) of sales in 2004. Operating results have benefited from improvements in our manufacturing processes, cost reductions from our global supply chain initiatives and the benefits of increased volume. We maintained our focus on controlling costs but experienced a large increase in general & administrative expenses in 2006 related to professional and consulting expenses for Sarbanes-Oxley compliance, audit fees and legal expenses related to patent litigation. General and administrative expenses were 16% of sales in 2006, 13% in 2005 and 14% in 2004.

Income (loss) from continuing operations was $8 million or $0.22 per diluted share on 36.7 million average shares in 2006, ($12.2 million) or ($0.69) per diluted share on 17.7 million average shares in 2005, and ($10.7 million) or ($0.69) per diluted share on 15.4 million average shares in 2004. The increase in average shares in 2005 was mainly due to the issuance of common stock in connection with our PIPE transaction in March 2005. The increase in average shares in 2006 was mainly due to the common stock issued in 2005 being outstanding for the full year. In addition to improvements in operating income, income from continuing operations in 2006 has benefited from a reduction in interest expense from lower debt levels. Interest expense was $1.7 million in 2006 as compared to $20.3 million in 2005 and $12.8 million in 2004. Income from continuing operations in 2006 was also significantly impacted by the non-cash expense related to the revaluation of the warrants issued in the PIPE transaction of $6.9 million. The S-1 for the resale of shares and shares issuable on the exercise of warrants issued in the PIPE was declared effective on February 22, 2006, at which time the warrants no longer were required to be revalued and were reclassified to Capital in Excess of Par.

The loss from discontinued operations, net of tax, described below in Discontinued Operations, was $0.6 million or $0.02 per diluted share in 2006, $9 million or $0.50 per diluted share in 2005, and $0.6 million or $0.04 per diluted share in 2004.

Net income (loss) was $7.4 million or $0.20 per diluted share in 2006, ($21.2 million) or ($1.19) per diluted share in 2005, and ($11.3 million) or ($0.73) per diluted share in 2004.

Over the past three years, we have improved our overall liquidity position and strengthened our balance sheet. From 2004 through 2006, we reduced our net outstanding debt by $89 million from increased cash generated through improved operations, divesting non-core subsidiaries and the issuance of common shares in connection with the PIPE transaction in March 2005. As of April 30, 2006, we had $36.2 million in cash and cash equivalents and total net outstanding debt of $7 million. In July 2005, we entered into a $30 million, three-year domestic senior credit agreement. As of April 30, 2006, we had $22.7 million of domestic unused line of credit, net of $7.3 million in outstanding letters of credit.

On October 31, 2005, consistent with our strategy to divest operations that are not part of our core UHP water pump business, we sold our General Press operations and the non-UHP portion of our Food reportable segment (the “Avure Disposition”). Included in the Avure Disposition were our Avure Technologies, Incorporated, Flow International FPS AB, Avure Technologies AB subsidiaries, and our 51% interest in Flow Autoclave Systems (together, the “Avure Business”). As a result, the Avure Business has been presented as discontinued operations in the financial statements for all historical financial periods presented.

Fiscal 2006 Compared to Fiscal 2005 (Tabular amount in thousands)

Sales.

Our sales by segment for the periods noted below are summarized as follows:

	2006	2005	Difference	%
Sales
North America Waterjet	$109,686	$82,381	$27,305	33%
Asia Waterjet	36,264	25,505	10,759	42%
Other International Waterjet	38,664	34,530	4,134	12%
Applications	20,818	30,550	(9,732)	(32)%

Total	$205,432	$172,966	$32,466	19%

The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of complex aerospace systems designed and manufactured to buyers’ specifications, which are accounted for on the percentage-of-completion method and represent 10% of revenues. For the fiscal year ended April 30, 2006, revenue from our three Waterjet segments increased $42.2 million, or 30%, to $184.6 million versus the prior year comparative period. The majority of the increase was recognized in our North America and Asia segments.

Our revenue in North America was bolstered by strong shapecutting system sales in the U.S. as we continue to increase the market awareness of waterjet technology through investments in marketing and tradeshow activity. Our waterjets are experiencing growing acceptance in the marketplace because of their flexibility and superior machine performance. We also continue to invest in direct sales and technical services staff adding new personnel to service potential and existing customers. There were no significant price increases year over year, other than a price increase of 4% on selected systems which was instituted on February 1, 2005. Sales of large aerospace systems were $20.8 million for the year ended April 30, 2006, up $15.3 million from the prior year same period from work completed on contracts awarded in fiscal 2005 and 2006. We expect continued growth in sales to the aerospace industry in our fiscal year 2007. At the end of fiscal 2006, we announced the introduction of the Stonecrafter™, a system specifically designed for the stone and tile industry, and a new 87,000 psi pump which increases the cutting speed over the 60,000 psi currently in use. We expect new product development and enhancements such as these, and the increasing adoption of waterjet cutting, to drive sales growth over the next few years.

Our Asian waterjet revenue increased $10.8 million to $36.3 million for the year ended April 30, 2006. This increase was fueled by expansion of waterjet systems into the semiconductor industry and continued economic expansion of the Chinese economy thus driving demand for machine tools. There were no significant price increases year over year. In November 2005, we introduced the Nanojet™ system that is used by the semiconductor industry to cut flash memory chips. We believe that sales from the Nanojet™ system and increased adoption of waterjet cutting in Asia should allow us to continue to increase sales.

Growth in the Other International Waterjet segment represents primarily sales into Europe and South America. European waterjet revenues experienced a 10% increase to nearly $34.0 million for fiscal 2006 on strong demand for our shapecutting systems driven by our continued penetration in the waterjet cutting market. We expect continued growth in western and central Europe from additional investments in sales and marketing. Sales into South America increased $1.0 million to $4.8 million on higher standard shapecutting system sales as we focused our efforts in this area.

Our Applications segment represents sales of our automation and robotic waterjet cutting cells, as well as non-waterjet systems, which are sold primarily into the North American automotive industry. For the fiscal year ended April 30, 2006, we reported a $9.7 million, or 32%, decrease in revenue to $20.8 million versus the prior year comparative period. This decline resulted from softness in the domestic automotive industry as well as from the closing and relocation of our Wixom, Michigan facility to our Burlington, Ontario facility. This shutdown was completed to combine like businesses and reduce operating costs. In addition, we have been increasing our sales focus on systems that integrate waterjet cutting cells and deemphasizing non-waterjet systems. Although these steps have reduced revenue in the short-term we believe the business is now better positioned for long term growth.

Systems vs. Spares. We also analyze our consolidated revenues by looking at system sales and consumable sales. Systems sales were $153.1 million, up $31.0 million or 25%, for the year ended April 30, 2006 on strong domestic shapecutting sales as well as increased sales of large aerospace systems, as discussed in the section above. Consumables revenues recorded an increase of $1.5 million or 3% to $52.3 million for the year ended April 30, 2006. Increases in spares sales for fiscal 2006 resulted from a growing number of systems in service, our proprietary productivity enhancing kits and improved parts availability as well as the use of Flowparts.com, our easy-to-use internet order entry system currently deployed in the US. We will be launching Flowparts.com in Europe at the end of our first fiscal 2007 quarter. On August 26, 2005, we sold our garnet distribution business, consisting of a customer list, which negatively impacted the growth of spares revenues in 2006. Domestic garnet distribution business previously accounted for approximately $3.7 million of our annual spares sales. Partially offsetting this reduction in garnet revenues were the revenues received from continuing royalties. We believe that spare parts sales should continue to increase as more systems are put into service and as customers make greater use of their systems.

Cost of Sales and Gross Margins. Our gross margin by segment for the periods noted below is summarized as follows:

	2006	2005	Difference	%
Gross Margin
North America Waterjet	$54,017	$38,768	$15,249	39%
Asia Waterjet	21,438	11,682	9,756	84%
Other International Waterjet	14,024	12,034	1,990	17%
Applications	4,677	3,539	1,138	32%

Total	$94,156	$66,023	$28,133	43%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	2006	2005
Gross Margin Percentage
North America Waterjet	49%	47%
Asia Waterjet	59%	46%
Other International Waterjet	36%	35%
Applications	22%	12%
Total	46%	38%

Gross margin for the year ended April 30, 2006 amounted to $94.2 million or 46% of sales as compared to gross margin of $66.0 million or 38% of sales in the prior year. Overall, the gross margin improvements are attributable to cost reductions from our global supply chain initiatives as well as improved cost absorption from higher sales volumes in standard shapecutting and aerospace system sales mainly in our North America market, and strong product pricing and improved product mix in our Asia market. Our Applications segment recorded significant increases in margins due to better cost control and improved contract selection criteria. Fiscal 2005 Applications segment margins included significant costs accrued on several loss contracts which totaled $1.2 million. Generally across all segments, comparison of gross margin rates will vary period over period depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as compared to consumables sales which are generally in excess of 50%. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

Marketing Expenses. Our marketing expenses by segment for the periods noted below are summarized as follows:

	2006	2005	Difference	%
Marketing
North America Waterjet	$18,926	$14,717	$4,209	29%
Asia Waterjet	4,478	3,704	774	21%
Other International Waterjet	9,286	8,161	1,125	14%
Applications	1,229	1,789	(560)	(31)%

Total	$33,919	$28,371	$5,548	20%

Sales and marketing expenses increased $5.5 million or 20% for the year ended April 30, 2006, as compared to the prior year. This expense growth in the North America, Asia and Other International segment stemmed from higher commissions driven by increased sales, additional headcount, as well as increased marketing and advertising costs directed at building waterjet technology awareness. The Applications segment decreased its expenses as the Wixom division was closed in Q2 and all marketing activity is currently consolidated and handled through our Burlington, Ontario facility. Expressed as a percentage of sales, consolidated marketing expenses were 17% for fiscal 2006, compared to 16% of sales for fiscal 2005.

Research and Engineering Expenses. Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	2006	2005	Difference	%
Research and Engineering
North America Waterjet	$6,061	$4,605	$1,456	32%
Asia Waterjet	585	348	237	68%
Other International Waterjet	469	712	(243)	(34)%
Applications	175	224	(49)	(22)%

Total	$7,290	$5,889	$1,401	24%

Research and engineering expenses increased $1.4 million or 24% for the year ended April 30, 2006, as compared to the prior year. In North America, we added key engineering personnel related to our core UHP technology as well as additional engineering resources to support new core product development, such as Stonecrafter, the 87,000 psi pump and the 55,000 psi Husky as well as continued core product enhancements such as FlowMaster. These new products were introduced later in fiscal 2006 and their introduction is not expected to impact revenue until fiscal 2007. In Asia, we added resources to support new product development, such as the Nanojet™ system. Expressed as a percentage of revenue, research and engineering expenses were 4% in fiscal 2006, as compared to 3% in fiscal 2005.

General and Administrative Expenses. Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	2006	2005	Difference	%
General and Administrative
North America Waterjet	$27,299	$16,949	$10,350	61%
Asia Waterjet	1,714	1,381	333	24%
Other International Waterjet	2,374	2,653	(279)	(11)%
Applications	1,779	1,866	(87)	(5)%

Total	$33,166	$22,849	$10,317	45%

General and administrative expenses increased $10.3 million or 45% for the year ended April 30, 2006, as compared to the prior year from higher corporate overhead costs. These costs stemmed from incremental professional and consulting costs of $5.3 million related to Sarbanes-Oxley compliance, audit fees and legal expenses related to patent litigation and corporate transactions and filings. In addition, we expensed a total of $2.6 million during the year ended April 30, 2006 related to key executive retention programs, including $899,000 from the acceleration of awards under these plans which were terminated in February 2006. Expressed as a percentage of revenue, consolidated general and administrative expenses were 16% in fiscal 2006 as compared to 13% for the prior year period.

Restructuring Charges. We incurred $1.2 million of severance benefits and lease restructuring costs in the Applications segment related to the closing and relocation of our Wixom, Michigan facility during the year ended April 30, 2006.

Financial Consulting Charges. No financial consulting costs were incurred in the year ended April 30, 2006 as compared with the $623,000 charge in the prior year period associated with our efforts to refinance our subordinated debt. These costs were either expenses related to potential Senior Credit Arrangements with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in an increase in the facility, accordingly, they were expensed.

Gain on Barton Sale. We entered into a Purchase Agreement (the “Purchase Agreement”) with Barton Mines Company (“Barton”) on August 26, 2005 to sell Barton our customer list for $2.5 million which was recorded in Operating Expenses in the year ended April 30, 2006. See Note 18 to the Consolidated Financial Statements for further discussion.

Operating Income (Loss). Our operating income (loss) by segment for the periods noted below is summarized as follows:

	2006	2005	Difference	%
Operating Income (Loss)
North America Waterjet	$4,231	$1,874	$2,357	126%
Asia Waterjet	14,661	6,249	8,412	135%
Other International Waterjet	1,895	508	1,387	273%
Applications	258	(340)	598	NM

Total	$21,045	$8,291	$12,754	154%

NM = Not Meaningful

Our operating income for the year ended April 30, 2006 was $21 million versus $8.3 million in the prior year. The reasons for the changes in operating profit by segment have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Fair Value Adjustment on Warrants Issued. During the year ended April 30, 2006 and 2005, we incurred $6.9 million and $274,000 expense, respectively, associated with the warrants issued in our PIPE transaction, described in Note 4 to the Consolidated Financial Statements. The terms of these warrants required them to be marked-to-market at each reporting period until the associated Form S-1 was declared effective with corresponding gains and losses reported on the Consolidated Statement of Operations. The Form S-1 was declared effective on February 22, 2006, as such, the warrants no longer were required to be marked-to-market.

Interest and Other Income (Expense). Interest Expense amounted to $1.7 million for the year ended April 30, 2006 compared to $20.3 million for the prior fiscal year. Interest Income amounted to $405,000 and $106,000 for fiscal 2006 and 2005, respectively. $294,000 of the $405,000 interest income related to the $8 million promissory note we received for the sale of the Avure Business, as disclosed in Note 3 to the Consolidated Financial Statements. This reduction in interest expense results from lower average debt and the pay-off of our subordinated debt in April 2005 coupled with lower interest rates charged on outstanding debt. Fiscal 2005 interest expense included $7.5 million related to the write-off of the debt discount associated with the pay-off of our subordinated debt and the write-off of related deferred loan costs as well as the expensing of anti-dilution warrants provided to the subordinated debt lenders.

The following table shows the detail of Other Income, net, in the accompanying Consolidated Statements of Operations:

	2006	2005
Net realized foreign exchange gain	$19	$2,826
Net unrealized foreign exchange gain (loss)	55	(772)
Other	236	(75)

Total	$310	$1,979

We transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swiss Franc. As all of our foreign operations have functional currencies in other than the U.S. dollar, we translate the assets and liabilities of these operations into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the period. Aggregate net foreign exchange gains included in the determination of net income amounted to $74,000 for the year ended April 30, 2006. Based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $1.5 million and other income (expense) by $15,000, based on the fiscal 2006 operating income and other income (expense) balances. Our financial position and cash flows could be similarly impacted. We have used forward exchange rate contracts in the past, and may continue to use derivative instruments in the future to manage the risk associated with foreign currency exchange rate changes. As of April 30, 2006, the loss of $273,000 recorded in OCI related to the foreign exchange hedges was reclassified from OCI into earnings in fiscal 2007. See Note 6 to the Consolidated Financial Statements for detailed discussion of derivative financial instruments. In fiscal 2006, the Euro weakened relative to the dollar and we recorded realized foreign exchange losses on the settlement of intercompany transactions with our European division. These losses were combined with losses realized on settlement with our Canadian division as the U.S. dollar weakened relative to the Canadian dollar in fiscal 2006. These losses were offset by a gain realized on a capital contribution from our Swiss subsidiary. Net unrealized foreign exchange gain for fiscal 2006 stemmed from translating the assets and liabilities of our foreign operations which were denominated in currencies other than the division’s functional currency.

The weaker dollar in fiscal 2005 positively impacted our Other Income and we realized net currency gains on settlement of intercompany transactions, specifically with our European division. As the U.S. dollar remained weak as of the end of fiscal 2005 vis-à-vis the Euro and the New Taiwanese dollar, this also caused changes in our balance sheet, particularly pertaining to our intercompany accounts, and led to the recording of net unrealized foreign exchange losses.

Income Taxes. In fiscal 2006, the foreign tax provision consists of current and deferred tax expense in Taiwan, Japan, and current expense in Brazil and Argentina. The US tax provision consists primarily of state taxes and accrued foreign withholding taxes. We are no longer permanently deferring undistributed earnings of certain foreign subsidiaries. We recorded a $1.0 million liability for withholding taxes payable on future repatriation of foreign earnings in fiscal 2006. During fiscal 2006, we repatriated $1.4 million from a foreign subsidiary and plan to continue to repatriate additional earnings in the future.

The fiscal 2005 tax provision consisted of current and deferred expense related to operations in foreign jurisdictions which are profitable, primarily in Taiwan and Japan. In addition, operations in certain jurisdictions (principally Germany and the United States) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized.

We continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during fiscal 2006 and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire between fiscal 2022 and fiscal 2026 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded during fiscal 2006.

Discontinued Operations, Net of Tax. In October 2005, we sold our Avure Business and have recast our financial statements to reflect the Avure Business as discontinued operations for all historical periods presented. For the year ended April 30, 2006, income from operations of discontinued operations was $966,000. We recorded a loss of $1.6 million, net of income tax of $334,000, on the sale which was consummated on October 31, 2005.

Net Income (Loss). For the year ended April 30, 2006, our consolidated net income was $7.4 million or $0.21 per basic income per share and .20 per diluted income per share as compared to a net loss of $21.2 million or $1.19 per basic and diluted loss per share in the prior year.

The weighted average number of shares outstanding used for the calculation of basic and diluted income per share is 34,676,000 and 36,651,000, respectively, for fiscal 2006. The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 17,748,000 for fiscal 2005. There were 2,034,546 of potentially dilutive common shares from employee stock options and 3,219,245 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2005, as their effect would be anti-dilutive.

Fiscal 2005 Compared to Fiscal 2004

(Tabular amount in thousands)

Sales.

Our sales by segment for the periods noted below is summarized as follows:

	2005	2004	Difference	%
Sales
North America Waterjet	$82,381	$59,044	$23,337	40%
Asia Waterjet	25,505	20,502	5,003	24%
Other International Waterjet	34,530	28,160	6,370	23%
Applications	30,550	25,155	5,395	21%

Total	$172,966	$132,861	$40,105	30%

The North America, Asia and Other International Waterjet segments primarily represent sales of our standard cutting and cleaning systems throughout the world, as well as sales of complex aerospace systems designed and manufactured to buyers’ specifications. The Applications segment represents sales of our automation and robotic waterjet cutting cells, as well as non-waterjet systems, which are sold primarily into the North American automotive industry. For the fiscal year ended April 30, 2005, we reported a $40.1 million, or 30%, increase in revenue to $173.0 million versus the prior year comparative period. All four segments reported an increase in revenue; however $23.3 million of the $40.1 million increase was recognized in our North America Waterjet segment. At the end of fiscal 2004, we believed the market awareness of waterjet technology was low and addressed this through an increase in marketing and tradeshow activity, including attendance at the bi-annual International Manufacturing Technology Show in early September 2004, as well as increasing the number of domestic waterjet cutting direct sales staff from 10 to 15, adding two machine tool distributors, acting as agents, and increasing domestic technical services staff from 12 to 24 persons. The growth in revenue in North America is a result of an increase in unit sales stemming from our increased sales and marketing activity. There were no significant price increases year over year, however a price increase of 4% on selected systems was implemented on February 1, 2005. Aerospace sales, which are also included in the North America segment, were $5.5 million, up $1.4 million (33%) from the prior year. The growth in our Applications segment results from improved non-waterjet automated robotic system demand in the domestic automotive industry. We have not increased our marketing and sales staff in this segment year over year. Our waterjets experienced growing acceptance in the marketplace because of their flexibility and superior machine performance.

Outside the U.S., Waterjet revenue growth was positively influenced by growth in Asia Waterjet sales which were $25.5 million, up $5.0 million or 24% for the year ended April 30, 2005. This increase was driven largely by sales in China where we experienced strong demand for shapecutting and cutting cell systems from a strengthening automotive industry.

Our Other International Waterjet segment represents primarily sales in Europe and South America. Revenues from our European operations have improved by $6.2 million (25%) for the year ended April 30, 2005 to $30.7 million. Market specific pricing including some price reductions, standardization of system offerings, improved delivery and a recovering European marketplace have helped to increase our European sales. Sales in South America of $3.8 million for the year ended April 30, 2005 were comparable to the respective prior year period. The economic conditions in the South America region make it difficult to increase sales. We are typically able to sell our products at higher prices outside the U.S. due to the costs of servicing these markets. As much of our product is manufactured in the U.S., the weakness of the U.S. dollar also has helped strengthen our foreign revenues.

Systems vs. Spares. We also analyze our Waterjet revenues by looking at system sales and consumable sales. Systems revenues for the year ended April 30, 2005 were $122.1 million, an increase of $37.1 million or 44%, compared to the prior year same period due to both strong domestic and global sales from recovering economic conditions. The majority, $21.4 million, of the increase was generated domestically. Consumables revenues recorded an increase of $3.0 million or 6% to $50.8 million for the year ended April 30, 2005. The majority of the increase in spares sales is domestic and is the result of the increasing number of operating systems, increasing sales of our proprietary productivity enhancing kits, improved parts availability, as well as increased customer acceptance of Flowparts.com, our easy-to-use internet order entry system. We believe that spare parts sales should continue to increase as more systems are put into operation.

Cost of Sales and Gross Margins. Our gross margin by segment for the periods noted below is summarized as follows:

	2005	2004	Difference	%
Gross Margin
North America Waterjet	$38,768	$25,985	$12,783	49%
Asia Waterjet	11,682	9,762	1,920	20%
Other International Waterjet	12,034	9,876	2,158	22%
Applications	3,539	4,435	(896)	(20)%

Total	$66,023	$50,058	$15,965	32%

Our gross margin as a percent of sales by segment for the periods noted below is summarized as follows:

	2005	2004
Gross Margin Percentage
North America Waterjet	47%	44%
Asia Waterjet	46%	48%
Other International Waterjet	35%	35%
Applications	12%	18%
Total	38%	38%

Gross margin for the year ended April 30, 2005 amounted to $66.0 million or 38% of sales as compared to gross margin of $50.1 million or 38% of sales in the prior year period. Generally, gross margin rates will vary period over period depending on the mix of sales, which includes special system, standard system and consumables sales. Gross margin rates on our systems sales are typically less than 45% as opposed to consumables sales which are in excess of 50%. On average, standard systems which are included in the North America, Asia and Other International Waterjet segments carry higher margins than the custom engineered systems, which are represented by the Applications, segment. In addition, gross margin as a percent of sales will vary amongst segments due to inter-company sales and the related inter-company transfer pricing.

The increase in North American waterjet margins were offset in part by the decrease of five percentage points in the Applications segment in fiscal 2005. This weakness stems from a number of very low margin contracts built in fiscal 2005, including several loss contracts which totaled $1.2 million in losses. All loss contracts were non-waterjet related systems. We consolidated the management of this division within the Applications segment and contracts in 2005 appeared to be in line with historical gross margins in the automotive industry, between 15% and 25%.

Marketing Expenses. Our marketing expenses by segment for the periods noted below are summarized as follows:

	2005	2004	Difference	%
Marketing
North America Waterjet	$14,717	$10,159	$4,558	45%
Asia Waterjet	3,704	3,022	682	23%
Other International Waterjet	8,161	7,840	321	4%
Applications	1,789	1,822	(33)	(2)%

Total	$28,371	$22,843	$5,528	24%

Marketing expenses increased $5.5 million or 24% to $28.4 million for the year ended April 30, 2005 as compared to the prior year period. The Waterjet increase in North America was the result of improved sales and the market awareness programs. Fiscal 2005 also included over $.5 million in costs associated with the bi-annual International Manufacturing Technology Show held during the second quarter ended October 31, 2004. Asia and Other International Waterjet recorded cost increases in line with changes in sales and the Applications segment held marketing costs constant. Expressed as a percentage of sales, consolidated marketing expenses were 16% for fiscal 2005, compared to 17% of sales for fiscal 2004.

Research and Engineering Expenses. Our research and engineering expenses by segment for the periods noted below are summarized as follows:

	2005	2004	Difference	%
Research and Engineering
North America Waterjet	$4,605	$4,504	$101	2%
Asia Waterjet	348	295	53	18%
Other International Waterjet	712	737	(25)	(3)%
Applications	224	337	(113)	(34)%

Total	$5,889	$5,873	$16	—%

Research and engineering expenses increased $16,000 for fiscal 2005 as compared to fiscal 2004. Waterjet expenses were up slightly associated with our aerospace programs. The overall changes were related to the timing of research and development work, the use of engineers on revenue generating projects and continued cost cutting across most segments. Expressed as a percentage of revenue, research and engineering expenses were 3% in fiscal 2005, as compared to 5% in fiscal 2004.

General and Administrative Expenses. Our general and administrative expenses by segment for the periods noted below are summarized as follows:

	2005	2004	Difference	%
General and Administrative
North America Waterjet	$16,949	$13,096	$3,853	29%
Asia Waterjet	1,381	1,146	235	21%
Other International Waterjet	2,653	2,947	(294)	(10)%
Applications	1,866	1,842	24	1%

Total	$22,849	$19,031	$3,818	20%

General and administrative expenses increased $3.8 million or 20% for the year ended April 30, 2005, as compared to the prior year. The North America Waterjet segment increased $3.9 million. This includes increased professional fees of $900,000 associated with patent litigation, $600,000 for increased audit fees and Sarbanes Oxley consulting fees, increased incentive compensation of $1.5 million and increased labor and miscellaneous other costs associated with strengthening key corporate functions of $900,000. As a percent of sales, however, North America Waterjet general and administrative expenses decreased from 22% to 21% in fiscal 2005. Expressed as a percentage of revenue, consolidated general and administrative expenses were 13% in fiscal 2004 as compared to 14% for the prior year period.

Restructuring Charges. During fiscal 2004, we incurred $2.5 million of restructuring charges in loss from continuing operations, including severance, lease termination and inventory related charges, primarily in the U.S. and Germany. The most significant parts of this total being incurred in the North America Waterjet segment, $1.0 million and Other International Waterjet, $1.4 million.

Financial Consulting Charges. During the years ended April 30, 2005 and 2004, we incurred $.6 million and $1.5 million, respectively, of professional fees associated with the restructuring of our debt in July 2004 and July 2003, respectively. These costs were either expenses related to potential Senior Credit Arrangements with lenders that did not occur, or they related to expenses associated with our subordinated debt and did not result in an increase in the facility, accordingly, they were expensed.

Operating Income (Loss). Our operating income (loss) by segment for the periods noted below are summarized as follows:

	2005	2004	Difference	%
Operating Income (Loss)
North America Waterjet	$1,874	$(4,403)	$6,277	NM
Asia Waterjet	6,249	5,299	950	18%
Other International Waterjet	508	(2,908)	3,416	NM
Applications	(340)	335	(675)	NM

Total	$8,291	$(1,677)	$9,968	NM

NM = Not Meaningful

Our operating income for the year ended April 30, 2005 was $8.3 million as compared to an operating loss of $1.7 million for the year ended April 30, 2004. The reasons for the changes in operating profit or loss by segment have been described in the paragraphs above addressing changes in sales, gross margin and operating expenses.

Interest and Other Income (Expense), net. Interest expense increased to $20.3 million for the year ended April 30, 2005, a $7.6 million increase as compared to the prior year. This increase includes the write-off of debt discount of $4.3 million associated with the pay-off of our subordinated debt, $1.6 million in write off of capitalized loan costs under EITF 98-14 “Debtor’s Accounting for Changes in Line-of Credit or Revolving-Debt Arrangements” (“EITF 98-14”) and $1.6 million related to the expensing of anti-dilution warrants provided to lenders whose underlying debt was retired in April 2005 under EITF 98-14. During fiscal 2005, we recorded Other Income, net of $1.7 million as outlined below. This compares to Other Income, net of $8.1 million in the prior year period. Other income, net in fiscal 2004 includes a $2.6 million gain on the sale of investment securities we held and net foreign exchange gains and losses.

The following table shows the detail of Other Income (Expense), net, in the accompanying Consolidated Statements of Operations:

	2005	2004
Net realized foreign exchange gains	$2,826	$915
Net unrealized foreign exchange (losses) gains	(772)	3,960
Realized gain on sale of equity securities	—	2,618
Other	(75)	628

Total	$1,979	$8,121

The weaker dollar in fiscal 2005 positively impacted our Other Income and we realized net currency gains on settlement of intercompany transactions, specifically with our European division. As the U.S. dollar remained weak as of the end of fiscal 2005 vis-à-vis the Euro and the New Taiwanese dollar, this also caused changes in our balance sheet, particularly pertaining to our intercompany accounts, and led to the recording of net unrealized foreign exchange losses.

In fiscal 2004, the weaker dollar has positively impacted our foreign transactions and we have thus realized net currency gains of $0.9 million, as well as unrealized currency gains of $4.0 million in fiscal 2004. As the U.S. dollar remains weak, this has also caused other changes in our balance sheet, including an increase in our goodwill and intangible assets due to the translation from foreign currencies.

Income Taxes. The fiscal 2005 and 2004 tax provision consists of current expense related to operations in foreign jurisdictions which are profitable, primarily in Taiwan and Japan. In addition, operations in certain jurisdictions (principally Germany and the United States) reported net operating losses for which no tax benefit was recognized as it is more likely than not that such benefit will not be realized. During the fourth quarter of fiscal 2004, as a result of foreign asset collateral requirements and our amended credit agreements, we were no longer able to permanently defer foreign earnings and recorded a $1.7 million liability for withholding taxes payable on future repatriation of foreign earnings. We also recorded a U.S. tax liability of $6.7 million on foreign earnings. The total $6.7 million tax liability was offset by a reduction of the valuation allowance. In addition, we continue to assess our ability to realize our net deferred tax assets. Recognizing the continued losses generated during fiscal 2005 and in prior periods, we have determined it appropriate to continue to maintain a valuation allowance on our domestic net operating losses, certain foreign net operating losses and certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire between fiscal 2022 and fiscal 2024 if not used. Our foreign net operating losses currently do not have an expiration date. We provided a full valuation allowance against the deferred tax assets associated with the losses recorded during fiscal 2005.

Discontinued Operations, Net of Tax. In October 2005, we sold our Avure Business and have recast our financial statements to reflect the Avure Business as discontinued operations for all historical periods presented. For the year ended April 30, 2005, loss from discontinued operations was $8.9 million compared to a loss of $733,000 for the year ended April 30, 2004 which includes a gain on the disposition of our HCS subsidiary of $650,000. Fiscal 2005 results included a $9.1 million goodwill impairment charge which caused the increase in the loss compared to fiscal 2004.

Net Loss. For the year ended April 30, 2005, our consolidated net loss was $21.2 million or $1.19 per basic and diluted loss per share as compared to a net loss of $11.3 million, or $.73 basic and diluted loss per share in the prior year period.

The weighted average number of shares outstanding used for the calculation of basic and diluted loss per share is 17,748,000 for fiscal 2005 and 15,415,000 for fiscal 2004. There were 2,034,546 and 2,089,412 of potentially dilutive common shares from employee stock options and 3,219,245 and 860,000 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2005 and 2004, respectively, as their effect would be anti-dilutive.

Changes in Financial Condition

Cash Flows

We generated $20.6 million of cash from operating activities during the year ended April 30, 2006 compared to $22.1 million for the prior year. Included in these operating cash flows are $6.9 million and $7.9 million for fiscal 2006 and fiscal 2005, respectively, related to our discontinued operations. Customer deposits increased $2.6 million further contributing to the cash flow from operations. These deposits provide the funding for the manufacturing of our systems and primarily relate to large aerospace contracts that we have been awarded. The revenue associated with these deposits is expected to be recognized during the next twelve months.

The current period’s operating cash flow also includes increases in accounts payable and accrued liabilities and other accrued taxes of $7 million from the growth we experienced in fiscal 2006. Offsetting these inflows were increases in inventory of $7.6 million during fiscal 2006 which were the result of additional inventory purchases in our core business to meet growing demand and increases of $4.7 million in receivables from the higher sales volumes in the fourth quarter of fiscal 2006 versus 2005.

Working Capital

The following table presents selected changes in our working capital related to the sale of Avure Business:

	April 30, 2005	October 31, 2005 Avure Balances Sold	Other Working Capital Changes	April 30, 2006
Trade Accounts Receivable	$37,157	$(3,351)	$(1,965)	$31,841
Unbilled Revenues	5,027	(7,191)	7,383	5,219

	42,184	(10,542)	5,418	37,060
Allowance for Doubtful Accounts	3,859	(79)	(913)	2,867

	$38,325	$(10,463)	$6,331	$34,193

Inventories	$24,218	$(8,472)	$7,029	$22,775

Customer Deposits	$10,606	$(7,258)	$4,048	$7,396

Net receivables are comprised of trade accounts and unbilled revenues. At April 30, 2006, the net receivables balance decreased $4.1 million or 11% from April 30, 2005. The decrease in net receivables stemmed from the reduction in trade receivables of $5.3 million or 14% from $37.2 million at April 30, 2005 to $31.8 million at April 30, 2006 due to the sale of the Avure Business and collection of customer accounts. Receivables days sales outstanding (including unbilled revenues and excluding the Avure Business for the comparative periods) at April 30, 2006 decreased to 45 versus 49 at April 30, 2005, due to changes in product mix in fiscal 2006. The overall decrease in trade receivables was offset by a slight increase in unbilled revenues from $5.0 million at April 30, 2005 to $5.2 million at April 30, 2006. The decrease due to the disposition of the Avure Business was offset by an increase in the percentage completion on our aerospace contracts as well as a higher number of automation contracts being worked on. Our unbilled receivables relate to equipment and systems sales accounted for on a percentage of completion basis. Unbilled revenues fluctuate due to the scheduling of production and achievement of certain billing milestones. In general, receivables can be negatively affected by the traditionally longer payment cycle outside the United States and the timing of billings and payments on large special system orders. We do not believe these timing issues will present a material adverse impact on our short- term liquidity requirements. Because of the lead-time to build and deliver such equipment, ultimate collection of such accounts can be subject to changing customer business and economic conditions.

Inventories at April 30, 2006 decreased $1.4 million or 6% from April 30, 2005 driven by the sale of the Avure Business. This was offset by an increase of $6.8 million in Waterjet inventory in Asia, Europe and the U.S. primarily related to equipment for our aerospace contracts.

Customer deposits were $7.4 million at April 30, 2006, versus the $10.6 million balance at April 30, 2005. The decrease due to the disposition of the Avure Business was offset by the receipt of milestone advances of $4.0 million due under the significant aerospace contracts which we were awarded in fiscal 2005 and 2006.

Liquidity and Capital Resources

At April 30, 2006, we had total cash of $36.2 million, of which approximately $26.4 million was held by divisions outside the United States. The repatriation of offshore cash balances from certain divisions will trigger tax liabilities. In fiscal 2005, we repatriated $4.8 million from certain foreign subsidiaries. In fiscal 2006, we repatriated $1.4 million from a foreign subsidiary and we plan to continue repatriating additional funds from Japan, Taiwan and Switzerland in the future.

We have outstanding a seven-year collateralized long-term loan, expiring in 2011, in the amount of 145 million New Taiwanese Dollars (US$4.5 million at April 30, 2006) bearing interest at an annual rate of 3.105%. The loan is collateralized by our manufacturing facility in Taiwan. In June 2004, we borrowed $4.1 million against this facility and repatriated $3.5 million to the U.S. to reduce amounts outstanding under the domestic senior credit facility. The balance of $4.4 million at April 30, 2006 is included in Term Loans Payable.

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), we sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of our common stock and one warrant to buy 1/10th of a share of our common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07. The terms of the warrants allowed us to force conversion of outstanding warrants to common stock if certain conditions were met and on April 20, 2006, we announced our intention to convert all remaining common stock warrants issued in connection with PIPE Transaction to common stock on April 28, 2006. The warrant holders had the option of completing the conversion on a cash or cashless basis. For those warrant holders opting for the cashless exercise, we issued 334,054 shares. We received $3.6 million from warrant holders that converted on a cash basis and issued 886,443 shares. As of April 30, 2006 there are 403,300 warrants outstanding.

Because the market price of the common stock was greater than $3.70, we issued approximately 304,000 anti-dilution warrants to holders of warrants outstanding prior to the PIPE Transaction which had on issuance a Black-Scholes value of approximately $1.7 million. Approximately $1.5 million of this amount relates to warrants issued under subordinated debt agreements and $0.2 million relates to warrants issued under senior debt agreements. Proceeds of the PIPE were used to pay down existing debt, including all of the subordinated debt. The Form S-1 registration statement covering shares issued in the PIPE and shares issuable on exercise of the warrants described herein was declared effective on February 22, 2006.

Our domestic senior credit agreement (“Credit Agreement”) is our primary source of external funding.

Effective July 8, 2005, we executed a $30 million, three year senior credit agreement with Bank of America N.A. and U.S. Bank N.A. This credit agreement expires July 8, 2008 and bears interest at the bank’s prime rate (7.75% at April 30, 2006) or is linked to LIBOR plus a percentage depending on our leverage ratios, at our option. The agreement sets forth specific financial covenants to be attained on a quarterly basis, which we believe, based on our financial forecasts, are achievable. At April 30, 2006, we had $22.7 million of domestic unused line of credit, net of $7.3 million in outstanding letters of credit.

Our capital spending plans currently provide for outlays of approximately $8 million in fiscal 2007, primarily related to information technology spending and facility improvement. It is expected that funds necessary for these expenditures will be generated internally. In fiscal 2005 and 2004, our investments in capital equipment were minimal as we were trying to conserve cash and were restricted by our debt agreements on the amount of capital spending we were allowed. Our capital spending for fiscal 2006 and 2005 amounted to $2.5 million and $1.8 million, respectively.

We believe that our existing cash, cash from operations, and credit facilities at April 30, 2006 are adequate to fund our operations through April 30, 2007.

Tabular Disclosure of Contractual Obligations

The following table summarizes our principal contractual obligations and other commercial commitments over various future periods as of April 30, 2006. See Notes 6, 11 and 16 to April 30, 2006 Consolidated Financial Statements for additional information regarding foreign currency contracts, long-term debt, and lease obligations, respectively.

	Maturity by Fiscal Year
	2007	2008	2009	2010	2011	Thereafter	Total
	(in thousands)
Foreign currency contracts(1)	$2,111	$—	$—	$—	$—	$—	$2,111
Inventory purchases(2)	1,117	—	—	—	—	—	1,117
Operating leases	2,438	1,923	1,676	1,694	1,715	2,699	12,145
Other(3)	353	127	3	—	—	—	483
Long-term debt, notes payable & Capital leases(4)	3,246	837	837	862	838	400	7,020

Total(5)	$9,265	$2,887	$2,516	$2,556	$2,553	$3,099	$22,876

(1)	As these obligations were entered into as hedges, the majority of these obligations will be offset by losses/gains on the related assets, liabilities and transactions being hedged. In late May 2006, we received notification that the contract against which these hedges were put in place was being placed on hold. We terminated these hedges in the first quarter of our fiscal 2007.
(2)	We have included inventory purchase commitments, which are enforceable and legally binding and specify minimum purchase quantities. These purchase commitments do not exceed our projected requirements and are in the normal course of business. These commitments exclude open purchase orders.
(3)	These obligations include non-inventory vendor commitments, such as professional retainers and trade show commitments.
(4)	This table is based on the contractual due dates of the long-term debt, notes payable balances and capital leases.
(5)	Total future payments of interest are $441 and have been excluded from this table due to the insignificant amounts.

Long-term debt, notes payable and lease commitments are expected to be met from working capital provided by operations and, as necessary, by other borrowings.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financing or other relationships with unconsolidated entities or other persons. There are occasions whereupon we enter into forward contracts on foreign currencies, primarily the Euro, purely for the purpose of hedging exposure to changes in the value of accounts receivable in those currencies against the US dollar. At April 30, 2006, there was one Euro forward contract outstanding with a notional amount of $2.1 million which was subsequently settled in May 2006.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting estimates are limited to those described below. For a detailed discussion on the application of these estimates and our accounting policies, refer to Note 1 of the Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue for sales of UHP waterjet pumps, consumables, services, and billing for freight charges, in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements” and EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company adopted EITF 00-21 during the second quarter of fiscal 2004. Additionally, because the FlowMaster software is essential to the functionality of the Company’s waterjet systems, the Company recognizes revenue on sales of waterjet systems in accordance with Statement of Position 97-2 (“SOP 97-2”), “Software Revenue Recognition.” Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed to the customer, the price is fixed or determinable, and collectibility is reasonably assured, or probable in the case of sale of waterjet systems. Generally, sales revenue is recognized at the time of shipment, receipt by customer, or, if applicable, upon completion of customer acceptance provisions.

Unearned revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but all the criteria for revenue recognition have not been met.

For those arrangements with multiple elements, the arrangement is divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is vendor specific objective and reliable evidence of the fair value of the undelivered items. For contract arrangements that combine deliverables such as systems with embedded software, and installation, each deliverable is generally considered a single unit of accounting or element. The consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. The amount allocable to a delivered item is limited to the amount that the Company is entitled to bill and collect and is not contingent upon the delivery/performance of additional items. In cases where there is objective and reliable evidence of the fair value of the undelivered item in an arrangement but no such evidence for the delivered item, the residual method is used to allocate the arrangement consideration.

For complex aerospace and automation systems designed and manufactured to buyers’ specification, the Company recognizes revenues using the percentage of completion method in accordance with Statement of Position 81-1 (“SOP 81-1”), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Typical lead times can range from six to 18 months. Sales and profits on such contracts are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (the “cost-to-cost” method). Losses on contracts are recognized in the period in which they are determined. The impact of revisions of contract estimates is recognized as a cumulative change in estimate in the period in which the revisions are made.

Valuation of Obsolete/Excess Inventory

We currently write down obsolete or excess inventory for parts and equipment that are no longer used due to design changes to our products or lack of customer demand. We regularly monitor our inventory levels and, if we identify an excess condition based on our usage and our financial policies, we record a corresponding valuation. If our estimate for obsolete or excess inventory is understated, gross margins would be reduced.

Valuation of Deferred Tax Assets

We review our deferred tax assets regularly to determine their realizability. When evidence exists that it is more likely than not that we will be unable to realize a deferred tax asset (“DTA”), we set up a valuation allowance against the asset based on our estimate of the amount which will likely not be realizable. Future utilization of deferred tax assets could result in recording of income tax benefits. The timing of any potential reversal of the valuation allowance is contingent on prior profitability and future expected profitability. A large component of the DTA relates to our net operating loss (“NOL”) which will offset future taxable income. As we become more profitable, the likelihood that the NOL will be utilized also increases, which will increase the likelihood we will reverse the valuation allowance against the NOL and other deferred tax assets. The timing of these events is directly related to the timing and degree of our future profitability.

Impairment of Property and Equipment, Patents, Other Intangibles and Goodwill

We evaluate property and equipment, patents and other intangibles for potential impairment indicators when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors and future plans. If we conclude that a triggering event has occurred, we will compare the carrying values of the asset with the undiscounted cash flows expected to be derived from usage of the asset. If there is a shortfall and the fair value of the asset is less than its carrying value, we will record an impairment charge for the excess of carrying value over fair value. We estimate fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Many factors will ultimately influence the accuracy of these estimates.

We evaluate goodwill and intangible assets with indefinite lives for potential impairment indicators as of our fiscal year-end and when certain triggering events occur. Our judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors, and future plans. Future events could cause us to conclude that impairment indicators exist and that goodwill should be evaluated for impairment prior to our fiscal year-end. Our impairment evaluation is based on comparing the fair value of the operating units, and if necessary, the implied fair value of goodwill, with corresponding carrying values. Any shortfalls would require us to record an impairment charge for the difference between the carrying value and implied value of goodwill. We determine fair value by using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations. Expected future operational performance is based on estimates and management’s judgment. Many factors will ultimately influence the accuracy of these estimates.

Legal Contingencies

At any time, we may be involved in certain legal proceedings. Our policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience. We record reserves related to certain legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. Management discloses the facts regarding matters assessed as reasonably possible and potential exposure, if determinable. Costs incurred with defending claims are expensed as incurred. As of April 30, 2006, we have accrued our estimate of the probable liabilities for the settlement of these claims.

Recently Issued Accounting Pronouncements

See Note 20 to the Consolidated Financial Statements included for recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk exists in our financial instruments related to an increase in interest rates, adverse changes in foreign exchange rates relative to the U.S. dollar, as well as financial risk management and derivatives. These exposures are related to our daily operations.

Interest Rate Exposure—At April 30, 2006, we had $7.0 million in interest bearing debt. Of this amount, $4.4 million was fixed rate debt with an interest rate of 3.105% per annum. The remaining debt of $2.6 million was at a variable interest rate from 2% to 2.516% as of April 30, 2006. See Note 11 to the Consolidated Financial Statements for additional contractual information on our debt obligations. Market risk is estimated as the potential for interest rates to increase 10% on the variable rate debt. A 10% increase in interest rates would result in an approximate additional annual charge to our pre-tax profits and cash flow of $5,000, based on the debt balance and interest rate as of April 30, 2006. At April 30, 2006, we had no derivative instruments to offset the risk of interest rate changes. We may choose to use derivative instruments, such as interest rate swaps, to manage the risk associated with interest rate changes.

Foreign Currency Exchange Rate Risk—We transact business in various foreign currencies, primarily the Canadian dollar, the Eurodollar, the Japanese yen, the New Taiwan dollar, and the Swiss Franc. As all of our foreign operations have functional currencies in other than the U.S. dollar, we translate the assets and liabilities of these operations into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the period. Aggregate net foreign exchange gains included in the determination of net income amounted to $74,000 for the year ended April 30, 2006. Based on the net position of foreign assets less liabilities, a near-term 10% appreciation or depreciation of the U.S. dollar in all currencies we operate could impact operating income by $1.5 million and other income (expense) by $15,000, based on the fiscal 2006 operating income and other income (expense) balances. Our financial position and cash flows could be similarly impacted. We have used forward exchange rate contracts in the past, and may continue to use derivative instruments in the future to manage the risk associated with foreign currency exchange rate changes. As of April 30, 2006, the loss of $273,000 recorded in OCI related to the foreign exchange hedges was reclassified from OCI into earnings in fiscal 2007. See Note 6 to the Consolidated Financial Statements for detailed discussion of derivative financial instruments.

CONTROLS AND PROCEDURES

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the Original Filing of our 2006 Annual Report filed on Form 10-K, Management evaluated the effectiveness of our internal control over financial reporting as of April 30, 2006, using the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Based on our evaluation, management concluded that material weaknesses existed in our internal controls over financial reporting and consequently, as of April 30, 2006, we did not maintain effective internal control over financial reporting.

A material weakness is a significant deficiency (as defined in PCAOB Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Specifically, the material weaknesses identified were:

•

We did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of our operations and transactions. As a result, we did not consistently maintain effective controls to ensure there was adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with generally accepted accounting principles. This material weakness resulted in errors and the restatement of our annual 2006 consolidated financial statements for (1) an over accrual of accounts payable for inventory purchases, (2) expensing of manufacturing variances, and (3) misclassification of cash flows for a sale of a customer list; and interim consolidated financial statements for each of the first two quarters of 2006 relating to income taxes and minority interest and contributed to the additional material weaknesses described below. Due to the (1) significance of the financial closing process to the preparation of reliable financial statements, (2) the significance of the identified misstatements and the potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•

We did not maintain effective controls to ensure appropriate segregation of duties in certain locations as the same employees were responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•	The following control deficiencies in the aggregate constitute a material weakness in internal control related to revenue recognition:

a)	a higher than acceptable failure rate in the operating effectiveness of revenue controls designed to ensure appropriate cut-off surrounding revenue and deferred revenue, which resulted in financial statement errors in fiscal 2006 which have been corrected; and

b)	controls were ineffective and were not properly designed surrounding the approval process for pricing which resulted in financial statement errors in fiscal 2006 which have been corrected.

•	The following control deficiencies related to stock compensation accounting and financial statement disclosure in the aggregate constitute a material weakness:

a)	controls were ineffective and were not properly designed to ensure proper accounting for stock compensation which resulted in financial statement errors which have been corrected; and

b)	controls were ineffective and were not properly designed to ensure proper disclosure of pro forma stock-based employee compensation expense which resulted in errors in financial statement disclosures.

•

Controls were ineffective and were not properly designed to ensure proper accounting and disclosure of deferred taxes which resulted in errors in the financial statements and disclosures which have been corrected.

In connection with the restatement of our consolidated financial statements described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, management determined that an additional material weakness in internal control also existed as of April 30, 2006 as described below.

•

We did not institute and maintain an effective control environment based on criteria established in the COSO framework. We failed to institute all of the elements of an effective anti-fraud program. Specifically, we did not maintain controls adequate to prevent or detect instances of intentional override or intervention of our controls or intentional misconduct by certain former members of senior management in Flow Asia, including the preparation of false management reports, accounting records, and financial statements. This lack of an effective control environment allowed former Flow Asia senior management to take inappropriate actions that resulted in certain transactions not being properly reflected in our consolidated financial statements for the year ended April 30, 2006 which required the restatement of such consolidated financial statements.

Additionally, we did not adequately monitor certain of our control practices or foster an environment that allowed for a consistent and open flow of information and communication between those who initiated transactions and those who were responsible for financial reporting of those transactions.

As a result of the additional material weakness identified in connection with the restatement of our consolidated financial statements management has revised its assessment to include such weakness. Based on this revised assessment management has concluded that internal control over financial reporting is not effective based on the COSO criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our revised assessment of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Flow International Corporation

Kent, Washington

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (as revised), that Flow International Corporation and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of April 30, 2006 because of the effect of the material weaknesses identified in management’s assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

•	Management did not maintain effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience,

and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions. As a result, management did not consistently maintain effective controls to ensure there was adequate (i) analysis, documentation, reconciliation and review of accounting records, and supporting data, and (ii) monitoring and oversight of the work performed by accounting and financial reporting personnel to ensure the accuracy and completeness of the consolidated financial statements in accordance with generally accepted accounting principles. This material weakness resulted in errors and the restatement of the Company’s annual 2006 consolidated financial statements for (1) an over accrual of accounts payable for inventory purchases, (2) expensing of manufacturing variances, and (3) misclassification of cash flows for a sale of a customer list; and interim consolidated financial statements for each of the first two quarters of fiscal 2006 relating to income taxes and minority interest and contributed to the additional material weaknesses described below. Due to the (1) significance of the financial closing process to the preparation of reliable financial statements, (2) the significance of the identified misstatements and the potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, management determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•

Management did not maintain effective controls to ensure appropriate segregation of duties in certain locations as the same employees were responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, management determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

•	The following control deficiencies in the aggregate constitute a material weakness in internal control related to revenue recognition:

a)	a higher than acceptable failure rate in the operating effectiveness of revenue controls designed to ensure appropriate cut-off surrounding revenue and deferred revenue, which resulted in financial statement errors in fiscal 2006 which have been corrected; and

b)	controls were ineffective and were not properly designed surrounding the approval process for pricing which resulted in financial statement errors in fiscal 2006 which have been corrected.

•	The following control deficiencies related to stock compensation accounting and financial statement disclosure in the aggregate constitute a material weakness:

a)	controls were ineffective and were not properly designed to ensure proper accounting for stock compensation which resulted in financial statement errors which have been corrected; and

b)	controls were ineffective and were not properly designed to ensure proper disclosure of pro forma stock-based employee compensation expense which resulted in errors in financial statement disclosures.

•

Controls were ineffective and were not properly designed to ensure proper accounting and disclosure of deferred taxes which resulted in errors in the financial statements and disclosures which have been corrected.

•

Management did not institute and maintain an effective control environment based on criteria established in the COSO framework. Management failed to institute all of the elements of an effective anti-fraud program. Specifically, management did not maintain controls adequate to prevent or detect instances of intentional override or intervention of our controls or intentional misconduct by certain former members of senior management in Flow Asia, including the preparation of false management reports, accounting records, financial statements and documents with forged approval signatures. This lack of effective control environment allowed Flow Asia former senior management to take inappropriate actions that resulted in certain transactions not being properly reflected in managements’ consolidated financial statements for the year ended April 30, 2006 which required the restatement of such consolidated financial statements.

Additionally, management did not adequately monitor certain of the Company’s control practices or foster an environment that allowed for a consistent and open flow of information and communication between those who initiated transactions and those who were responsible for financial reporting of those transactions.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended April 30, 2006 (as restated), of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, management’s revised assessment that the Company did not maintain effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of April 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended April 30, 2006 (as restated) of the Company and our report dated July 25, 2006 (January 29, 2007 as to Restatement No. 1 and March 29, 2007 as to Restatement No. 2, as to the effects of the restatements discussed in Note 2; and January 29, 2007 as to the first four paragraphs and March 29, 2007 as to the fifth through eighth paragraphs for subsequent events described in Note 21) expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the restatements.

/s/ Deloitte & Touche LLP

Seattle, Washington

July 25, 2006 (January 29, 2007 as to the effects of the material weakness relating to the control environment and March 29, 2007 as to the material weakness relating to the financial reporting process described in Management’s Report on Internal Control Over Financial Reporting (as revised))

Changes in Internal Controls

There were no material changes in our internal control over financial reporting from April 30, 2006 to the date of this prospectus that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than as follows:

•

We have made and continue to make improvements in the documentation and implementation training of our accounting policies and procedures to ensure that all transactions are recorded consistently and with the appropriate level of documentation. In the first quarter of fiscal 2007, we hired a Compliance and Global Policies and Procedures Manager, one of the seven positions identified above, to assist with this process.

•

During first quarter of fiscal 2007, we hired a Corporate Accounting Manager and Senior Accountant (two of the seven positions identified above) to improve the overall effectiveness of financial reporting, including strengthening the closing process, as well as ensure adherence to corporate policies and procedures.

•

We have begun to evaluate the business systems and processes that support our evolving operational and financial reporting needs. In the first quarter of fiscal 2007, we hired a Senior Business Analyst to assist with this process, also one of the seven positions identified above.

•

Beginning in July, we launched an $11 million, 2 year project to upgrade our Enterprise Resource Planning (ERP) system, and the software and hardware architecture globally. We expect this upgrade to further enhance our control environment by automating manual processes, improving management visibility and standardizing processes globally when fully deployed.

•	During second quarter of fiscal 2007, we hired a Tax Director and in third quarter a Tax Manager to strengthen our accounting and reporting for income taxes.

•	During second quarter of fiscal 2007, we hired a more experienced Internal Audit Director and in third quarter an Internal Audit Senior to strengthen the internal audit function.

•	We are in the process of increasing the training of employees on our company’s values and the availability of our whistleblower hotline.

•

During third quarter, we appointed a corporate Ethics and Compliance Officer who will be responsible for overseeing and coordinating the Company’s ethics and compliance programs, training and controls including distribution and adherence to the Guide to Ethical Conduct, and whistleblower hotline awareness.

•	During fourth quarter, we appointed a new Chief Information Officer who will be responsible for the Company’s technology and data infrastructure supporting the Company’s global operations.

We are involved in ongoing efforts addressing each of the material weaknesses identified above. While management is dedicated to improving our internal controls over financial reporting, the material weaknesses will not be considered remediated until the applicable remedial procedures operate for a period of time, such procedures are tested, and management concludes that the procedures are operating effectively. Remediation efforts will be directed by the CFO and overseen by the CEO and the Audit Committee of the Board of Directors.

BUSINESS

Flow International Corporation and its subsidiaries (hereinafter collectively referred to as “the Company”, “we”, or “our” unless the context requires otherwise) is the world’s leading developer and manufacturer of ultrahigh-pressure (UHP) water pumps and systems. Our UHP water pumps generate pressures from 40,000 to over 87,000 pounds per square inch (psi) and power waterjet systems that are used to cut and clean materials. Waterjet cutting is a fast growing alternative to traditional cutting methods and has uses in many applications from food and paper products to steel and carbon fiber composites.

History

Flow International Corporation was incorporated in Delaware in 1983 as Flow Systems, Inc. and was reincorporated in Washington in October 1998. During the past three years, we have focused on our core UHP businesses, divesting non-core subsidiaries. Most recently, in October 2005, we sold our Avure Business.

Business Segments

We operate in four business segments which are North America Waterjet, Asia Waterjet, Other International Waterjet and Applications. The North America, Asia, and Other International Waterjet segments include our cutting and cleaning systems using UHP as well as parts and services further described below in respective geographic areas. The Applications (previously called “Other”) segment includes systems for robotic articulation applications and automation systems which may or may not use UHP. These systems are primarily used in automotive applications. See Note 19 to the Consolidated Financial Statements for further discussion about segments and geographic areas.

Products and Services

Our mission is to provide the highest value product in the UHP water pump market. This requires our products to be of the highest reliability so as to maximize productivity and profitability for our customers. We are a developer of productivity technologies and continually focus on customer support. Our products are typically more expensive than our competitors’ because our brand promise is to provide superior reliability, value, service and technology. We strive to improve our customers’ profitability through investment in the development of innovative products and services that expand our customers’ markets and increase their productivity.

The core of our business is our UHP water pumps. Our UHP water pumps pressurize water from 40,000 to 87,000 pounds per square inch (psi) and are integrated with systems so that water can be used to cut or clean material. A UHP system consists of a UHP pump and one or more waterjet cutting or cleaning heads with the robotics, motion control and automation systems necessary for the application. We sell both standard and application-specific waterjet cutting and cleaning systems.

Our UHP technology has two broad applications: cutting and cleaning. In these applications, the ultrahigh-pressure created by our pumps is released through a small orifice to create a jet of water.

Cutting. The primary application of our UHP water pumps is cutting. In cutting applications, a UHP pump pressurizes water from 40,000 to 87,000 psi, and forces it through a small orifice, generating a high-velocity stream of water traveling at three or more times the speed of sound. In order to cut metallic and other hard materials, an abrasive substance, usually garnet, is added to the waterjet stream creating an abrasivejet. We utilize two different pump technologies to create the water pressure: intensifier and direct drive. Our intensifier pumps pressurize water up to 87,000 psi, and our direct drive pumps pressurize water up to 55,000 psi. Our cutting systems typically include a robotic manipulator that moves the cutting head. Our systems may also combine waterjet with other applications such as conventional machining, pick and place handling, inspection, assembly, and other automated processes.

Waterjet cutting is recognized as a more flexible alternative to traditional cutting methods such as lasers, saws or plasma. It has greater versatility in the types of products it can cut and because it cuts without heat often reduces or eliminates the need for secondary processing operations. Therefore, waterjet cutting has applications in many industries, including aerospace, automotive, semiconductors, disposable products, food, glass, job shop, sign, metal cutting, marble, tile and other stone cutting, and paper slitting and trimming.

At the end of fiscal 2006, we announced the introduction of the Stonecrafter™, a system specifically designed for the stone and tile industry, and a new 87,000 psi pump which increases the cutting speed over the 60,000 psi currently in use.

Industrial Cleaning. We also manufacture a product line used in waterjet cleaning, using direct drive pumps to create pressures in the range of 40,000 to 55,000 psi. The pressurized water is typically forced through one or more orifices in hand-held or robotic tools. These are used in industrial cleaning, paint removal, ship hull preparation, surface preparation, construction, and petro-chemical and oil field applications. In these applications there are typically fewer environmental concerns than more traditional methods such as sandblasting. We also announced the introduction of the 55,000 psi Husky at the end of fiscal 2006.

Applications. We offer specialty engineered robotic systems designed for material removal and separation of various materials and for factory automation. While a majority of the revenue is generated from the automotive industry, we are expanding into the medical device assembly and consumer goods assembly segments. We also provide technical services to improve the productivity of automated assembly lines. Technical services include robot programming, process improvement, systems integration and production support.

Parts and Service. We also offer consumable parts and services. Consumables represent parts used by the pump and cutting head during operation, such as seals and orifices. Every pump we sell requires consumables to operate, and the sale of consumables is a significant part of our revenues. Many of these consumable or spare parts are proprietary in nature and are patent protected. We also sell various tools and accessories which incorporate UHP technology, as well as aftermarket consumable parts and service for our products.

Manufacturing and Raw Materials

Our production operations include machining, fabrication and assembly. We manufacture specially designed parts and assembled components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. Our principal waterjet manufacturing operations are in Kent, Washington, and Jeffersonville, Indiana in the United States and in Hsinchu, Taiwan. We manufacture our UHP pumps in Kent. We manufacture waterjet systems in Jeffersonville and Hsinchu. We assemble systems for our Applications segment in Burlington, Ontario.

Principal materials used to make waterjet products are metals, and plastics, typically in sheets, bar stock, castings, forgings and tubing. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, ball screws, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality, and delivery. All significant raw materials we use are available through multiple sources.

Intellectual Property

We protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. We hold a large number of UHP technology and related systems patents. While we believe the patents we hold protect our intellectual property, we do not consider our business dependent on patent protection. In addition, we have over the years developed non-patented proprietary trade secrets and know-how in UHP applications, and in the manufacture of these systems, which we believe allows us to retain a technical lead over our competitors.

We believe the patents we hold and have in process, along with the proprietary application and manufacturing know-how, act as a barrier to entry for other competitors who may seek to provide UHP technology.

Marketing and Sales

We market and sell our products worldwide through our headquarters in Kent, Washington and through subsidiaries and offices located in Jeffersonville, Indiana; Birmingham, England; Bretten, Germany; Burlington, Canada; Hsinchu, Taiwan; Shanghai, QuangChou and Beijing, China; Incheon, Korea; Sao Paulo, Brazil; Buenos Aires, Argentina; Lyon, France; Milan, Italy; Madrid, Spain; and Yokohama and Nagoya, Japan. We sell directly through our own sales force to customers in North and South America, Europe, and Asia, and have distributors or agents covering those geographies where we do not have direct sales presence. No single customer accounted for 10% or more of our revenues during any of the three years ended April 30, 2006. Some of our customers are contractors to The Boeing Company (“Boeing”) and are purchasing from us equipment for certain projects awarded to them by Boeing. Boeing-related revenue is $21.6 million in fiscal 2006 which is in excess of 10% of the consolidated revenue due in part to equipment related to the Boeing 787 project initiated in fiscal 2005.

Our marketing efforts are centered around increasing awareness of the capabilities of our technology as we believe that waterjet technology is in the early adoption phase of its product life cycle. These efforts include increased presence at regional tradeshows, increased advertising in print media and other product placement and demonstration/educational events as well as an increase in domestic and international sales representation, including distributors. To enhance the effectiveness of sales efforts, our marketing staff and sales force gather detailed information on the applications and requirements in targeted market segments. We also utilize telemarketing and the Internet to generate sales leads in addition to lead generation through tradeshows and print media. This information is used to develop standardized and customized solutions using UHP and robotics technologies. We provide turnkey systems, including system design, specification, hardware and software integration, equipment testing and simulation, installation, start-up services, technical training and service.

We offer our spare parts and consumables through the Internet at our Flowparts.com website in the U.S where we strive to ensure that we are able to ship a large number of parts within 24 hours to our customers. We will be deploying web ordering for Europe beginning in fiscal 2007 and are currently evaluating this option for the Asia market.

Our sales are affected by worldwide economic changes. However, we believe that the productivity enhancing nature of our UHP technology and the diversity of our markets, along with the relatively early adoption phase of our technology, enable us to absorb cyclical downturns with less impact than conventional machine tool manufacturers, and we are confident that we can continue to gain market share in the machine cutting tool market.

Markets and Competition

Waterjet technology provides manufacturers with an alternative to traditional cutting or cleaning methods, which utilize lasers, saws, knives, shears, plasma, routers, drills and abrasive blasting techniques. Many of the companies that provide these competing methods are larger and more established than Flow. Several firms, other than Flow, have developed tools for cleaning and cutting based on waterjet technology.

Waterjet cutting systems offer manufacturers many advantages over traditional cutting machines including an ability to cut or machine virtually any material, in any direction, with improved manufacturing times, and with minimal impact on the material being cut. These factors, in addition to the elimination of secondary processing in many circumstances, enhance the manufacturing productivity of our systems.

We believe increased market acceptance of waterjet cutting systems by the aerospace, automotive, and machining (job shop) industries will encourage other manufacturers, including those in other industries, to adopt waterjet solutions. We estimate the current annual worldwide waterjet cutting systems market size at $360 million. The recent upswing in many of the major world economies has enhanced the favorable environment for waterjet companies. The increasing demand for waterjet technology is allowing waterjet companies to grow rapidly.

We believe we are the leader in the global waterjet cutting systems market with a market share estimated at approximately 40%. In North America, we have an estimated market share of over 60%. The remaining 40% of the market is divided among approximately 15 firms. In the European market where we face a broader range of competitors, we hold approximately 25% market share. In Asia, where measuring market share is more difficult, we believe our market share exceeds 40%. Under the Flow brand, we compete in the high-end and mid-tier segments of the waterjet cutting market.

Through our secondary brand, WaterjetPro, we are beginning to compete in the lower-priced segments of the market.

Waterjet cleaning offers many advantages over other cleaning methods, such as the ability to remove difficult coatings or deposits from a surface without damaging such surface or adding potentially hazardous chemicals to the cleaning process. A UHP waterjet system is an environmentally-friendly answer to many difficult cleaning applications and can often be justified solely on the basis of hazardous material containment or reduction of secondary operations in the cleaning process.

We estimate the current annual worldwide waterjet cleaning systems market at $335 million. We believe we are a major competitor in the ultrahigh-pressure (equal to or greater than 40,000 psi) segment of the waterjet cleaning systems market with an estimated global market share of approximately 27%. We have a significant share of the market in North and South America and Asia. We also have an opportunity to build market share and grow our business in Europe where waterjet cleaning had not previously been a market priority for us.

The automobile and aerospace industry and other industries that rely heavily on assembly-based manufacturing processes are primary consumers of robotics systems equipment and services. Using waterjet and other suitable technologies such as laser, robotics systems manufacturers provide custom engineered robotic systems designed for material separation and removal. The market for robotic systems is concentrated among a few companies in the U.S., Asia and Europe.

In addition to pumps and systems, we sell spare parts and consumables. While we believe our on-time delivery and technical service combine for the best all-around value for our customers, we do face competition from numerous other companies who sell non-proprietary replacement parts for our machines. While they generally offer a lower price, we believe the quality of our parts, coupled with our service, makes us the value leader in spares and consumables.

Backlog

At April 30, 2006, our Waterjet backlog was $46.5 million compared to the April 30, 2005 backlog of $43.3 million. Generally our products, exclusive of the aerospace product line which account for $21.6 million of the backlog, can be shipped within a four to 16 week period. The aerospace systems typically have lead times of six to 18 months. The aerospace backlog as of April 30, 2006 included $12.0 million for two of its aerospace systems on which we were directed to suspend work as a result of possible changes in the timing or scope of the project. The changes in our backlog are not necessarily indicative of comparable variations in sales or earnings. The April 30, 2006 backlog represented 23% of our trailing twelve months sales. The unit sales price for most of our products and services is relatively high (typically ranging from tens of thousands to millions of dollars) and individual orders can involve the delivery of several hundred thousand dollars of products or services at one time. Furthermore, some items in backlog can be shipped more quickly than others, some have higher profit margins than others, and some may be cancelled by customers.

Research and Development

We have devoted between 3% and 4% of revenues to research and development during each of the three years ended April 30, 2006, 2005, and 2004. Research and development expenses were $6.7 million, $5.5 million, and $5.6 million, in fiscal 2006, 2005, and 2004, respectively. We continue a robust research and development program to maintain our technological leadership position through development of new products and applications, as well as enhancement of our current product lines. Our focused efforts on these programs have allowed us to maintain our research and development expenses as a percent of revenue at 3% for the fiscal year ended April 30, 2006.

Seasonal Variation in Business

Generally, the highest volume of sales occurs in our fourth fiscal quarter (February through April) which falls into the heavy buying pattern of our customers, i.e. in the first quarter of the calendar year.

Working Capital Practices

There are no special or unusual practices relating to our working capital items. We generally require advance payments as deposits on customized equipment and standard systems and require progress payments during the manufacturing of these products or prior to product shipment.

Employees

As of January 31, 2007, we employed 757 full time and 42 part time/temporary/contract personnel. We are not a party to any material collective bargaining agreements.

Legal Proceedings

At any time, the Company may be involved in certain legal proceedings in addition to the Omax and Crucible matters described below. The Company’s policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” and related pronouncements. The Company records reserves related to certain legal matters for which it is probable that a loss may be incurred and the range of such loss can be estimated. With respect to matters for which no reserve has been recorded, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. Management discloses the facts regarding significant matters assessed as reasonably possible and potential exposure, if determinable. Costs incurred with defending claims are expensed as incurred. As of the date of this prospectus, the Company has accrued its insurance deductible on the pending claims that were deemed probable.

Omax Corporation (“Omax”) filed suit against the Company on November 18, 2004. The case, Omax Corporation v. Flow International Corporation, United States District Court, Western Division at Seattle, Case No. CV04-2334, was filed in federal court in Seattle, Washington. The suit alleges that the Company’s products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting.” The suit also seeks to have the Company’s Patent No. 6,766,216 entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid, unenforceable, and not infringed. The Company has brought claims against Omax alleging certain of their products infringe its Patent No. 6,766,216. Omax manufactures waterjet equipment that competes with the Company’s equipment. Both the Omax and the Company’s patents are directed at the software that controls operation of the waterjet equipment. Although the Omax suit seeks damages of over $100 million, the Company believes, having consulted with its counsel, that Omax’s claims are without merit, and the Company is not only contesting Omax’s allegations of infringement but also is vigorously pursuing its claims against Omax with regard to its own patent. The outcome of this case is uncertain, and an unfavorable outcome is possible. The Company has not provided any loss accrual related to the Omax lawsuit as of January 31, 2007. The Company has incurred, and expects to continue to incur, considerable legal fees related to this case.

In litigation arising out of a June 2002 incident, one of the Company’s excess insurance carrier notified the Company in December 2006 that it is contesting its obligation to provide coverage (“Crucible”). The Company purchases product liability insurance to cover claims of this nature. The Company believes the carrier’s position is without merit and has commenced a declaratory judgment action seeking a determination that the carrier is obligated to provide a full defense of the Company. The outcome of this case is uncertain, and an unfavorable outcome is possible. The Company has not provided any loss accrual related to this matter as of January 31, 2007. The unresolved claims relating to this incident total approximately $7 million.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of January 31, 2007.

Name	Age	Position
Stephen R. Light	60	President, Chief Executive Officer and Director
Douglas P. Fletcher	52	Vice President and Chief Financial Officer
Jeffrey L. Hohman	53	Executive Vice President and General Manager of Flow Waterjet Americas
Thomas C. Johnson	54	Executive Vice President and General Manager of Flow Waterjet Asia
Richard A. LeBlanc	51	Executive Vice President of Sales
John S. Leness	46	General Counsel and Corporate Secretary
Theresa S. Treat	49	Vice President of Human Resources
Felix M. Sciulli	55	Senior Vice President of Global Engineering and Research and Development
Jerry L. Calhoun	63	Director
Richard P. Fox	59	Director
Lorenzo C. Lamadrid	55	Director
Kathryn L. Munro	58	Chairman of the Board and Director
Arlen I. Prentice	69	Director
J. Michael Ribaudo	64	Director
Jan K. Ver Hagen	69	Director

Stephen R. Light became President and Chief Executive Officer of the Company in January 2003. Mr. Light was appointed to the Board in January of 2003 and his current term expires with the 2009 Annual Meeting. Prior to joining the Company, from 2000 to 2002, Mr. Light was President and Chief Executive Officer of Omniquip Textron Group, Inc., a manufacturer of material handling equipment, aerial work platforms and hydraulic systems. From 1998 to 1999 he was President and Chief Executive Officer of Bucyrus International, Inc. From 1997 to 1998 he was Vice President and General Manager of Operations at P&H Mining Equipment Co., a subsidiary of Harnischfeger Industries; from 1986 to 1996 he served in various positions at Emerson Electric Company; from 1985 to 1986, he served as General Manager of North American Philips’ Mexican consumer electronics manufacturing business; and from 1968 to 1985 at General Electric Company. Mr. Light earned a B.S.M.E. in 1968 from Colorado State University. On February 2, 2007, Mr. Light announced his intention to retire from the Company effective upon the appointment of a successor Chief Executive Officer.

Douglas P. Fletcher joined the Company in August 2005 as interim Chief Financial Officer and in October 2005 was appointed Vice President and Chief Financial Officer. Prior to joining the Company, he served as Chief Financial Officer at GiftCertificates.com (2001 to 2005) and eCharge Corporation (2000 to 2001), both based in Seattle. From 1986 until 2000, he held various senior positions in corporate and structured finance, equipment finance, restructuring, and other finance positions with Citigroup in New York. From 1980 to 1986 he served in various positions at International Paper Company and from 1976 to 1980 he was employed by Price Waterhouse. Mr. Fletcher earned his B.S. degree in Accounting from Ohio University in 1976.

Jeffrey L. Hohman joined the Company in November 2006 as Executive Vice President and General Manager of the newly formed Flow Waterjet Americas Division. Prior to joining the Company, Mr. Hohman was employed by Idex Corporation, a pump manufacturing company, for 16 years serving as President of several divisions. Prior to 1990, Mr. Hohman worked for ITT Corporation, Borg Warner Corporation, General Signal Corporation and Dresser, Inc.

Thomas C. Johnson joined the Company in August 1996 as Vice President of Manufacturing. Mr. Johnson became Senior Vice President, Manufacturing Technology in October of 1999, Senior Vice President of Operations in June of 2003 and Executive Vice President and General Manager of Flow Waterjet Asia in December 2006. Prior to joining the Company, he was employed by the Kenworth Truck Company Division of PACCAR for sixteen years, serving as Plant Manager and before that as Assistant Plant Manager.

Richard A. LeBlanc joined the Company in 1994 as Vice President of Sales. Mr. LeBlanc became Executive Vice President in August 1998. Prior to joining the Company, he was employed by the ASI Robotic Systems Division of Cargill Detroit Corporation for 10 years, serving as Manager of Sales and Marketing and before that in direct sales.

John S. Leness joined the Company in June 1990 as its Corporate Counsel, became General Counsel in December 1990, and was appointed Assistant Secretary in January 1991 and Secretary in February 1991. From 1986 until joining the Company, Mr. Leness had been associated with the Perkins Coie law firm.

Felix M. Sciulli joined the Company in October 1995 as Vice President of Engineering. Mr. Sciulli became Senior Vice President, Engineering and Research and Development in June 2000. Prior to joining the Company, he was with Equimeter, Inc., a division of BTR plc (acquired from Rockwell International Corporation), for six years as Director of Engineering and Research and Development. Mr. Sciulli also spent thirteen years with Rockwell in various engineering and research roles, and three years with Westinghouse Electric Corporation.

Theresa S. Treat joined the Company in December 2006 as Vice President, Human Resources. Prior to joining the Company, Ms. Treat was Vice President of Human Resources at Cutter & Buck, Inc., and has more than 20 years of experience in human resources, serving at Onvia, Inc., Pointshare, Inc., Nextlink Communications, and Horizon Airlines. She also served as a labor negotiator for employees in the state of Alaska from 1983 to 1990. Ms. Treat has a master’s degree in labor and industrial relations and a bachelor’s degree in industrial and organizational psychology, both from the University of Illinois.

Jerry L. Calhoun was appointed to the Company’s Board of Directors in January, 2007. Mr. Calhoun was Vice President, Human Resources with Boeing Commercial Airplanes from 2001 until January 2007. Mr. Calhoun was previously VP of Employee and Union Relations for Boeing. Prior to those positions with the Boeing Company, in 1981 Mr. Calhoun was appointed Deputy Assistant Secretary of the Department of Defense for civilian personnel policy and requirements; and in 1983 he was appointed Principal Deputy Assistant Secretary of the Department of Defense for force management and personnel. In 1985, President Reagan nominated him as Chairman of the Federal Labor Relations Authority, and he was confirmed by the U.S. Senate. He also served as Chairman of the Foreign Service Labor Relations Board until November 1988, when he returned to the private sector with Boeing. Mr. Calhoun has also taught on the faculty of the University of Washington’s School of Business Administration, in the areas of labor management relations and human resource systems. He is a member of the board of a number of organizations, including the Labor Industrial Relations Association Group and the Labor and Employment Relations Association. Among the various awards bestowed upon him for his public service, Mr. Calhoun was honored with the U.S. Department of Defense Distinguished Public Service Award. Mr. Calhoun holds a B.A. from Seattle University and a master’s degree in business from the University of Washington. At this time, the Board of Directors has not determined the committees on which Mr. Calhoun will serve.

Richard P. Fox has served as consultant and outside board member since 2001 to entrepreneurs and the financial services industry. Mr. Fox was appointed to the Company’s Board of Directors in 2002 and his current term expires with the 2009 Annual Meeting. He was President and Chief Operating Officer of CyberSafe Corporation, responsible for the overall financial services and operations of the company. Prior to joining CyberSafe, Mr. Fox was Chief Financial Officer and a member of the Board of Directors of Wall Data where he was responsible for the company’s finances, operations, and human resources activities. Mr. Fox spent 28 years at Ernst & Young, last serving as Managing Partner of the Seattle Office. He serves on the Board of Directors of

Premera, a Blue Cross managed-care provider, aQuantive (NASDAQ—AQNT), an on line marketing company, as well as Shurgard Storage Centers, Inc. (NYSE—SHU), a real estate investment trust. In addition, he serves as Treasurer and is on the Board of Trustees of the Seattle Foundation and is on the Board of Visitors of the Fuqua School of Business, Duke University. Mr. Fox received a B.A. degree in Business Administration from Ohio University and an M.B.A. from Fuqua School of Business, Duke University. He is a Certified Public Accountant in Washington State.

Lorenzo C. Lamadrid was appointed to the Company’s Board of Directors in 2006 and his current term expires with the 2009 Annual Meeting. Mr. Lamadrid is Managing Director of Globe Development Group, LLC, a firm that specializes in the development of large-scale energy, power generation, transportation and infrastructure projects in China and provides business advisory services and investments with a particular focus on China. Mr. Lamadrid is also Chairman of Synthesis Energy Systems—a firm that implements leading technology for the production of clean energy and high value gases for methanol and ethanol production from low cost fuels. Additionally, Mr. Lamadrid is Director of China Direct Trading Company. Mr. Lamadrid is a member of the International Advisory Board of Sirocco Aerospace, an international aircraft manufacturer and marketer. Mr. Lamadrid is also a Director and founding partner of the Fairchild Capital Group, a firm providing investment services to basic industries and infrastructure companies in China. He previously served as President and Chief Executive Officer of Arthur D. Little, a management consulting company, as President of Western Resources International, Inc., and as Managing Director and founding partner of The Wing Group, a leading international electric power project-development company. He was a corporate officer, serving as Vice President and General Manager with GE Aerospace and head of International Operations from 1986 to 1999. Mr. Lamadrid holds a dual bachelor’s degree in Chemical Engineering and Administrative Sciences from Yale University, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. in Marketing and International Business from the Harvard Business School.

Kathryn L. Munro is the current Chairperson of the Board of Directors and is Principal of Bridge West, a technology investment company. She previously held a variety of senior management positions in both the commercial and retail areas of Seafirst Bank and Bank of America, most recently as Chief Executive for Bank of America’s Southwest Banking Group. Ms. Munro began her banking career in 1980. She was elected to the Company’s Board of Directors in 1996 and her current term expires in 2008. Ms. Munro currently serves on the corporate boards of Pinnacle West (NYSE—PNW) and Capitol Bancorp (NYSE—CBC). She also serves on the board of The Bank Administration Institute in Chicago and numerous community boards in Phoenix, including Valley of the Sun United Way and the national board of advisors for University of Arizona School of Business. Ms. Munro holds a B.S. degree from Auburn University and an M.B.A. from the University of Washington.

Arlen I. Prentice is Chairman and Chief Executive Officer of Kibble & Prentice, which provides insurance and financial consulting services. He has served as a director of the Company since 1993 and his current term expires in 2007. He founded Kibble & Prentice 32 years ago. Mr. Prentice serves as a director of Northland Telecommunications Corporation and is a past director of the Starbucks Coffee Corporation, a position he held for 19 years.

J. Michael Ribaudo is Chairman and Chief Executive Officer of Surgical Synergies, Inc., a national company that develops, acquires and operates ambulatory surgery centers. Dr. Ribaudo was elected to the Company’s Board of Directors in 1995, and his current term expires in 2007. Dr. Ribaudo graduated from Louisiana State University in 1963 and Louisiana State Medical School in 1967 with graduate medical school training at Emory University, Washington University and New York University. He received postgraduate training at Harvard Law School, Kellogg Business School and Stanford Graduate School of Business.

Jan K. Ver Hagen is the retired Chairman of the Board (non-executive) of Wolverine Tubing Corporation, a copper tubing manufacturer and processor of specialty heat transfer products, and continues to serve as Director and Chair of the Audit Committee of Wolverine. Mr. Ver Hagen was elected to the Company’s Board of Directors in 2003, and his current term expires in 2008. He worked for Emerson Electric Co. from 1977 to 1994 including serving as Vice-Chairman and Director from 1987 to 1994. From 1994 to 1999 he was a director of United Dominion Industries, a multinational manufacturing group, and was President and Chief Operating Officer from 1994 to 1998. He returned to Emerson to serve as Senior Vice President from 1999 to 2002. He also serves as trustee of the Wisconsin Alumni Research Foundation. He received a B.S.M.E. in 1961 from the University of Wisconsin—Madison.

The Board of Directors consists of a majority of “independent directors” as such term is defined under Rule 4200(a)(15) of the NASDAQ Stock Market Inc.’s Marketplace Rules. The Board of Directors has determined that Messrs. Calhoun, Fox, Munro, Roberts, Ribaudo, and Ver Hagen are independent directors.

BOARD STRUCTURE, COMMITTEES AND COMPENSATION AND COMPOSITION

Currently, eight individuals are serving as our directors. Our board of directors is divided into three classes of directors as provided in our articles of incorporation and bylaws and as set forth below.

Expiration Class of Term Directors
I	2009 Richard P. Fox, Stephen R. Light, Lorenzo C. Lamadrid
II	2007 Arlen I. Prentice, J. Michael Ribaudo, Jerry L. Calhoun
III	2008 Kathryn L. Munro, Jan K. Ver Hagen

Directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Committees

The Company has an Audit Committee, a Compensation and Plan Administrator Committee, a Mergers, Acquisitions and Dispositions Committee and a Nominating and Governance Committee. In addition to these standing committees, the Board, from time to time, may form ad hoc committees.

Audit Committee. The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of financial information provided to shareholders and others, its review of the adequacy of the system of internal controls established by the Company and its monitoring of the audit process. In performing these functions, the Audit Committee reviews the Company’s financial reporting process and internal controls and reviews and appraises the audit efforts of the Company’s independent registered public accounting firm and the Company’s internal audit function. The Audit Committee also provides open lines of communication between the directors, the independent registered public accounting firm, the internal auditor and the financial and senior management of the Company. The Board of Directors has approved a written charter for the Audit Committee, a copy of which was included as an appendix to the 2006 proxy statement. Among other things, the Audit Committee Charter requires that members of the Committee be independent of Management, free of any relationship that would interfere with their independent judgment and have a minimum level of financial competency. During fiscal 2007, the members of the Audit Committee were Richard P. Fox (Chair), Kathryn L. Munro, and Jan K. Ver Hagen. For fiscal 2007, all of the members of the Committee are independent directors as defined under the NASDAQ’s Marketplace Rules and each of whom are also experienced in financial matters. The members of the Audit Committee, in addition to the foregoing criteria, meet the additional criteria of SEC Rule 10A-3 that they neither (1) accept any direct compensation from the Company other than director and committee fees and pension or other deferred compensation for prior service, nor (2) are affiliated persons of the Company. The Board of Directors has determined that Richard P. Fox is an “audit committee financial expert” as defined in the rules of the Securities and Exchange Commission (“SEC”). The Audit Committee has held 22 meetings in the first 3 quarters of fiscal year 2007.

Compensation and Plan Administrator Committee. The primary function of the Compensation and Plan Administrator Committee is to assist the Board of Directors to ensure that all officers and key management personnel of the Company and its subsidiaries are effectively compensated in terms of salary, supplemental compensation, and benefits which are internally equitable and externally competitive. The Committee establishes and maintains a competitive, fair, and equitable compensation and benefits policy designed to retain personnel, to stimulate their useful and profitable efforts on behalf of the Company, and to attract necessary additions to the staff with appropriate qualifications. The Committee also acts as Administrator of the Company’s stock incentive plans, determining the terms, amounts and recipients of stock grants. During fiscal 2007, the members of the Compensation and Plan Administrator Committee were J. Michael Ribaudo (Chair), Richard P. Fox, Kathryn L. Munro and Arlen I. Prentice (non-voting). For fiscal 2007, all of the members of the Committee are independent directors as defined under the NASDAQ’s Marketplace Rules. Arlen I. Prentice is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly-owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Premium payments for insurance coverage that Kibble & Prentice, Inc. passes on to the underwriters totaled $2.4 million for the fiscal year ended April 2006. These amounts included commissions of $281,809. Mr. Prentice abstained from participating in matters where he may have had a conflict of interest. The Compensation and Plan Administrator Committee has held 2 meetings in the first 3 quarters of fiscal year 2007.

Mergers, Acquisitions and Dispositions Committee. The primary function of the Mergers, Acquisitions and Dispositions Committee is to assist the Board of Directors to review potential opportunities for acquisitions, mergers, dispositions, divestitures or similar transactions and to assist the Board of Directors in analyzing equity or debt financings or other capital raising opportunities. During fiscal 2007, the members of the Mergers, Acquisitions and Dispositions Committee are Jan K. Ver Hagen (chair), Lorenzo Lamadrid, Richard P. Fox, J. Michael Ribaudo and Arlen I. Prentice. There Mergers, Acquisitions and Dispositions Committee has not met in the first 3 quarters of fiscal year 2007.

Nominating and Governance Committee. The primary function of the Nominating and Governance Committee is to assist the Board of Directors in matters of Board organization and composition and to locate and recommend to the Board individuals to fill vacancies on the Board. For fiscal year 2007, the members of the Committee are Kathryn L. Munro (Chair), Lorenzo Lamadrid and Arlen I. Prentice, each of whom is an independent director as defined under the NASDAQ’s Marketplace Rules. The Nominating and Governance Committee has held 4 meetings in the first 3 quarters of fiscal year 2007. The Charter for the Committee is available at the Company’s website at www.flowcorp.com. Information on the Company’s website, however, does not form a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers performing similar functions, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market.

Board Compensation

The Compensation and Plan Administrator Committee is charged with ensuring that the Company will be able to continue to attract and retain directors having the qualifications necessary to serve the interests of the Company’s shareholders. To achieve this goal and, based on a thorough review of director compensation at a peer group of 16 companies conducted by a nationally recognized independent compensation consulting firm, the Committee has adopted the following compensation program for Directors. This program was adopted in fiscal 2004 and, except as noted below, remains unchanged for fiscal 2007.

Directors who are not employees of the Company will receive an annual retainer of $20,000, payable quarterly, $1,500 per meeting for attendance at Board meetings and $1,000 per meeting for attendance at Committee meetings. The Company also reimburses directors for travel and other expenses in connection with their service.

In addition, Committee Chairs will be paid an additional annual retainer of $5,000 with the exception of the Audit Committee Chair who is paid an additional annual retainer of $10,000, and the non-executive Chairman of the Board who is paid an additional annual retainer of $15,000.

On January 19, 2007, in lieu of the $1,000 payment per Committee meetings, members of the Audit Committee were awarded a one time lump sum payment to compensate them for the numerous Audit Committee meetings held September 2006 through December 2006 in connection with the investigation of revenue recognition errors in the Asia Waterjet segment. Rick Fox, the Chair of the Audit Committee was paid $25,000. The other two members of the Audit Committee were each paid $15,000.

Non-employee Directors will also receive annual grants of shares of Common Stock that are vested at the time of grant. The annual grants of shares of Company stock will have a value equal to $40,000 (raised from $30,000 during the 2006 fiscal year). The grants will be made at each Annual Meeting of Shareholders, and the shares will be valued based on the average closing price over the twenty (20) trading days preceding the Annual Meeting.

For non-employee Directors serving prior to 2003, the Company had adopted a retirement policy providing that Directors who agree to continue to serve as consultants will receive, following their retirement, annual amounts for a period equal to the director’s years of service on the Board, up to a maximum of nine (9) years. This policy has been terminated, and the directors who retired at the 2006 Annual Meeting are the last directors to receive this benefit.

EXECUTIVE COMPENSATION

The following table sets forth compensation paid for services to the Company in all capacities for the years ended April 30, 2006, 2005 and 2004, with respect to the Chief Executive Officer and each of the four most highly compensated individuals who were serving as executive officers at the end of the Company’s fiscal year ended April 30, 2006 (the “named executive officers”).

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)		Other Annual Compensation(2)	Restricted Stock Awards	Number of Stock Options	Retention Payouts(3)		All Other Compensation(6)
Stephen R. Light(7) President and Chief Executive Officer	2006 2005 2004	$523,570 480,008 450,008		$524,475 421,414 264,061	$250,000 184,679 181,438	$777,200 341,550 181,000	21,250 21,250 21,250	$2,488,000 0 0	(4)	$11,214 0 40,760

Thomas C. Johnson Senior Vice President of Operations	2006 2005 2004	$190,008 190,008 190,008		$104,880 99,785 83,620	$51,339 56,253 57,445	$0 0 0	0 0 0	$387,039 0 0	(5)	$24,889 58,629 32,314

Richard A. LeBlanc Executive Vice President of Sales	2006 2005 2004	$220,001 220,002 220,002	$ $	138,600 128,503 96,824	$51,339 59,596 66,527	$0 0 0	0 0 0	$387,039 0 0	(5)	$25,500 58,629 32,690

John S. Leness General Counsel and Secretary	2006 2005 2004	$171,785 160,014 160,014	$ $	125,215 121,600 118,800	$57,143 57,142 28,571	$0 0 0	0 0 0	$392,843	(5)	$22,960 7,200 6,600

Felix M. Sciulli Senior Vice President of Global Engineering and Research and Development	2006 2005 2004	$171,785 160,014 160,014		$108,360 124,800 118,800	$57,143 57,142 28,571	$0 0 0	0 0 0	$392,843	(5)	$20,125 7,200 6,600

(1)	Includes the dollar value of shares of Company stock received in lieu of cash bonus under the Company’s Annual Incentive Plan.
(2)	Includes semi annual cash retention awards under the retention plan described below under “Retention Award” in the Compensation and Plan Administrator Committee Report.
(3)	Includes cash and stock payouts from the early termination of the retention plan described below under “Retention Award” in the Compensation and Plan Administrator Committee Report.
(4)	$2,238,000 of this amount represents the dollar value of 200,000 shares of Company stock received as part of the payout from the early termination of the retention plan.
(5)	$335,700 of this amount represents the dollar value of 30,000 shares of Company stock received as part of the payout from the early termination of the retention plan.
(6)	Includes Company contributions to the Voluntary Pension and Salary Deferral Plan and the Flow International Corporation Executive Deferral Plan and amounts paid in connection with retention agreements.
(7)	See “A Note on CEO Retirement” immediately below.

A Note on CEO Retirement –

Effective February 2, 2007 (the “Effective Date”), the Company and Stephen R. Light, the Company’s current President and Chief Executive Officer (the “Executive”) entered into an Employment Agreement (the “Agreement”). The Agreement, entered into in connection with the Executive’s retirement, amends and restates the employment agreement entered into by and between the Company and the Executive dated November 25, 2002, as amended on September 21, 2005.

The Agreement provides for a Period of Employment that begins on the Effective Date and, unless terminated earlier, ends on the earlier of (i) the employment termination date set forth in a notice from the Company to the Executive, such notice having been provided in connection with the Company’s public announcement that it has hired a new President and Chief Executive Officer or (ii) April 30, 2008 (the earlier date, being the “Transition Date”).

According to the Agreement, from the Effective Date through the Period of Employment, the Executive shall continue to be employed as the President and CEO of the Company with overall charge and responsibility for the business and affairs of the Company. Subject to the terms and conditions of the Agreement, the Executive will be entitled to the following payments and benefits. For the period beginning on the Effective Date and ending on the later of (i) 12 months after the Transition Date or (ii) April 30, 2008, the Company will pay the Executive a base salary at the rate of $550,000 per year. The Executive is also eligible to receive a bonus under the Company’s annual incentive plan for fiscal year 2007, fiscal year 2008 and fiscal 2009 to the extent that the Executive is employed by the Company during fiscal year 2008. The Executive ceased to participate in the Company’s Long Term Incentive Plan (“LTIP”) effective on the Effective Date. The Executive is entitled to a cash severance payment of $4,475,250 (less applicable tax withholdings). The Agreement provides that all unvested stock options and shares of restricted stock held by the Executive that would have vested pursuant to their respective terms if the Executive had been employed by the Company through the later of the Transition Date or April 30, 2007 will vest on the Transition Date. The Agreement also provides for other benefits, such as a monthly financial planning allowance, a monthly cash allowance in lieu of provision of other perquisites, vacation accrual, and eligibility to participate in life insurance, health insurance, 401(k) and similar benefit plans of the Company.

The Company expects to incur total expenses of approximately $5.0 million over the Executive’s estimated Period of Employment related to above mentioned Agreement. The $5.0 million is net of the reversal of $658,000 related to the LTIP in which the Executive ceased to participate. See Note 4 to the April 30, 2006 Consolidated Financial Statements included elsewhere in this prospectus for detailed discussion of the LTIP.

Option Grants Table

Fiscal 2006

The following table sets forth certain information regarding options granted to the Company’s named executive officers during fiscal 2006.

Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)
Name	Number of Options Granted		Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date
						5%	10%
Stephen R. Light	21,250	(1)	100%	$12.81	5/23/16	$171,193	$433,837

(1)	Although granted on 5/23/06, in fiscal 2007, these options are included for this table because they were granted pursuant to Mr. Light’s employment contract, with respect to fiscal 2006.

Aggregated Option Exercises in Fiscal 2006

and Fiscal Year-End Option Values

The following table sets forth certain information regarding options exercised during the year ended April 30, 2006, by the Company’s named executive officers.

	Shares Acquired on Exercise	Value Realized	Total Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in-the-Money Options at Fiscal Year-End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Light	44,002	$403,942	167,455	52,293	$1,677,384	$485,763
John S. Leness	45,000	143,780	106,000	0	394,582	0
Thomas C. Johnson	18,000	66,648	37,000	0	114,115	0
Richard A. LeBlanc	51,000	193,246	100,000	0	280,225	0
Felix M. Sciulli	0	0	63,000	0	203,335	0

(1)	Calculated using $13.52, the closing price of the Company’s Common Stock as reported by NASDAQ on April 28, 2006.

MARKET INFORMATION

The following graph sets forth the cumulative total shareholder return to the Company’s shareholders during the five-year period ending April 30, 2006, as well as overall stock market index (NASDAQ) and for those peer group indices selected for each of the Company’s product lines (S & P SmallCap 600 Index and Dow Jones US Industrial Machinery Index). The Company has paid no dividends on its Common Stock.

The principal market for our common stock is the over-the-counter market. Our stock is traded on the NASDAQ National Market under the symbol “FLOW.” The range of high and low sales prices for our common stock for the first, second and third quarter of fiscal 2007, and the fourth quarter of fiscal 2007 through April 18, 2007, and the four quarters for fiscal 2006 and 2005 is set forth in the following table.

	Fiscal Year 2007		Fiscal Year 2006		Fiscal Year 2005
	High	Low	High	Low	High	Low
First Quarter	$16.74	$12.53	$7.83	$5.87	$3.66	$2.15
Second Quarter	14.68	10.60	9.39	6.83	3.55	2.70
Third Quarter	12.41	9.75	10.64	6.40	3.18	2.71
Fourth Quarter	12.97	10.45	14.30	9.06	6.60	2.85

Director and Officer Indemnification

Article XII of the Articles of Incorporation of Flow International Corporation authorizes Flow International Corporation to indemnify any present or former director or officer to the fullest extent not prohibited under the WBCA, public policy or other applicable law. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the 1933 Act.

The directors and officers of Flow International Corporation are entitled to limited indemnification from the Selling Shareholders against any losses based upon the failure of the selling shareholder to comply with the prospectus delivery requirements under the federal securities laws or upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained therein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to Flow International Corporation by such Selling Shareholder.

STOCK OWNERSHIP OF MANAGEMENT AND OF PRINCIPAL SHAREHOLDERS

The following table sets forth information as of January 31, 2007, with respect to each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of any class of voting securities of the Company, each director, those executive officers listed in the Summary Compensation Table above and all directors and executive officers of the Company as a group. Currently, the Company’s sole class of voting securities outstanding is Common Stock. Except as noted below, each person has sole voting and investment powers with respect to the shares shown. Beneficial ownership is determined in accordance with SEC rules. The number of shares beneficially owned and the percentage of ownership of each person or entity includes shares of Common Stock subject to options, warrants or other convertible securities held by that person or entity that are exercisable within 60 days of January 31, 2007. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 37,245,132 shares of Common Stock outstanding as of January 31, 2007. Certain information in the “Other Beneficial Ownership” table was obtained from filings made with the SEC pursuant to Section 13(g) of the Exchange Act.

Management

Name and Position(1)	Number of Shares		Percent of Outstanding Shares
Jerry C. Calhoun, Director	0		*
Douglas P. Fletcher, Executive Officer	24,552		*
Richard P. Fox, Director	34,733		*
Jeffery Hohman, Executive Officer	2,100		*
Thomas C. Johnson, Executive Officer	90,888	(2)	*
Lorenzo C. Lamadrid, Director	0		*
Richard A. LeBlanc, Executive Officer	157,654	(3)	*
John S. Leness, Executive Officer	162,288	(4)	*
Stephen R. Light, Director and Executive Officer	832,731	(5)	2.2%
Kathryn L. Munro, Director	86,608	(6)	*
Arlen I. Prentice, Director	237,437	(7)	*
J. Michael Ribaudo, Director	222,782	(8)	*
Felix M. Sciulli, Executive Officer	109,358	(9)	*
Jan K. Ver Hagen, Director	42,233		*
All directors and officers—as a group (14 persons)

*	Denotes less than 1%
(1)	Unless otherwise indicated in the table, the address for each listed person is c/o Flow International Corporation, 23500 64th Avenue South, Kent, Washington 98032.
(2)	Includes options exercisable within 60 days for 37,000 shares of Company Common Stock.
(3)	Includes options exercisable within 60 days for 100,000 shares of Company Common Stock.
(4)	Includes options exercisable within 60 days for 106,000 shares of Company Common Stock.
(5)	Includes options exercisable within 60 days for 210,854 shares of Company Common Stock.
(6)	Includes options exercisable within 60 days for 49,875 shares of Company Common Stock.
(7)	Includes options exercisable within 60 days for 49,875 shares of Company Common Stock.
(8)	Includes options exercisable within 60 days for 49,875 shares of Company Common Stock.
(9)	Includes options exercisable within 60 days for 63,000 shares of Company Common Stock.

Other Beneficial Owners

Name and Address	Number of Shares		Percent of Outstanding Shares
Rainier Investment Management, Inc.(1) 601 Union Street Suite 2801 Seattle, Washington 98101	2,414,910		6.45%
Third Point LLC and Daniel S. Loeb(2) 390 Park Avenue 18th Floor New York, New York 10017	5,463,300	(3)	14.7%
FMR Corp.(4) 82 Devonshire Street Boston, Massachusetts 02109	2,153,399		5.8%

(1)	Based on Schedule 13G filed February 13, 2007 by Rainier Investment Management, Inc., a Washington corporation and a registered Investment Adviser.
(2)	Based on Schedule 13G filed February 2, 2007by Third Point LLC. Third Point LLC, a Delaware limited liability company (the “Management Company”), serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), with respect to shares of Common Stock directly beneficially owned by the Funds. Mr. Daniel S. Loeb is the Chief Executive Officer the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position. These shares include 3,397,200 shares (includes 274,020 shares issuable upon exercise of warrants) held by Third Point Offshore Fund, Ltd. (c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies).
(3)	Includes 403,300 shares issuable upon exercise of warrants.
(4)	Based on Schedule 13G filed February 14, 2007 by and on behalf of FMR Corp., a Delaware corporation. FMR Corp. is the parent holding company of Fidelity Management & Research Company, a registered investment adviser, which is the beneficial owner of the shares of Common Stock of Flow International Corporation as a result of acting as investment adviser to various registered investment companies

SELLING SHAREHOLDERS

Set forth below is the name of each Selling Shareholder and the amount and percentage (based on 37,243,012 shares outstanding as of January 31, 2007) of Common Stock owned by each (including shares that can be acquired on the exercise of outstanding warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of Common Stock to be owned by each (including shares that can be acquired on the exercise of outstanding warrants) after the offering. The footnotes provide information about persons who have investment voting power for the Selling Shareholders and about material transactions between the Selling Shareholders and the Company.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Selling Shareholders	Number	Percent	Shares to be Sold	Number	Percent
J. Patterson McBaine(1)(2)	3,520	*	3,520	0	*
Donaghy Sales Inc.(1)(3)	2,112	*	2,112	0	*
Lagunitas Partners(1)(3)	35,904	*	35,904	0	*
Jon D. Gruber and Linda W. Gruber(1)(3)	8,448	*	8,448	0	*
Linsday Gruber Dunham(1)(3)	563	*	563	0	*
Jon Gruber Trustee J.W. Gruber Trust(1)(3)	563	*	563	0	*
Potomac Capital Partners(1)(4)	160,701	*	160,701	0	*
Potomac Capital International(1)(4)	103,568	*	103,568	0	*
Pleiades Investment Partners(1)(4)	114,125	*	114,125	0	*
Crestview Capital Master LLC(1)(5)	53,763	*	53,763	0	*
Pacific Asset Partners(1)(6)	100,000	*	100,000	0	*
Third Point Partners Qualified LP(1)(7)(8)	142,560	*	142,560	0	*
Third Point Partners(1)(7)(8)	752,620	2.0%	752,620	0	*
Third Point Offshore Fund(1)(7)(8)	3,014,220	8.1%	3,014,220	0	*
Points West International Investments(1)(7)(8)	526,900	1.4%	526,900	0	*
Trustman c/o Arthur V Davis Foundation(1)(9)	4,618	*	4,618	0	*
Trustman c/o STI Classic Small Cap Growth Fund(1)(9)	784,746	2.1%	784,746	0	*
Trustman c/o TUA Troyal G Brooks(1)(9)	1,541	*	1,541	0	*
Trustman c/o TUA Sandra Brooks(1)(9)	674	*	674	0	*
Zeke, LP(1)(10)	340,801	*	340,801	0	*
SF Capital Partners(1)(11)	831,071	2.2%	831,071	0	*
The Pinnacle Fund(2)(12)	200,000	*	200,000	0	*
Total number of shares to be offered under this prospectus	7,183,018		7,183,018

*	denotes less than 1%
(1)

On March 21, 2005, we sold securities to each such person under a Securities Purchase Agreement and entered into a Registration Rights Agreement. The securities were units consisting of one share of common stock and a warrant to purchase one-tenth of a share at $4.07 per share. Units were sold for $3.72 per unit. Each purchaser under the Securities Purchase Agreement was an accredited investor as that term is defined in Regulation D under the Securities Act. In issuing the units, the Company relied on an exemption from registration under Section 4(2) and Rule 506 thereunder, each purchaser being accredited and provisions relating to limitations on the manner of sale and limitations on resale in Rule 506 being complied with. The sale of units was a private placement. Roth Capital Partners acted as placement agent in connection with the sale of units. The closing price of our stock on Nasdaq National Market on the day before the agreement between the Company and the Selling Shareholders relating to the PIPE Transaction was entered into $3.70 per share. On the day that the agreement was entered into, the closing price was $4.28 per share. The purchase price of the common stock component of a unit was $3.70, representing a 13.6%

discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price of the warrants, $4.07 per share, represents an 8.5% discount from the closing price on the date the Securities Purchase Agreement was entered into. The exercise price is a negotiated price. On April 28, 2006, we converted, on a mandatory basis, all remaining common stock warrants (other than the warrants held by Third Point LLC, which could not be converted because doing so would have triggered the Company’s poison pill) issued in connection with the PIPE Transaction to common stock. The warrant holders had the option of completing the conversion on a cash or cashless basis. All but 403,300 shares of common stock were exercised and 1,220,497 shares were issued in exchange for $3.6 million. In connection with the PIPE Transaction, the Company entered into a Registration Rights Agreement (“RRA”). Under the RRA, the Company is required to keep the registration statement on Form S-1 for the resale of common stock issued in the PIPE Transaction and pursuant to warrants issued in the PIPE Transaction (“PIPE Securities”) effective and available for resale of PIPE Securities. The obligation exists until the earlier of five years, two years after the exercise of the warrants, or the resale of all PIPE Securities. If the registration is unavailable for resales for the period specified in the RRA, the Company will be obligated to pay, on a monthly basis, penalties to purchasers of PIPE Securities who still hold PIPE Securities. As of 2007, the monthly penalty would be approximately $600,000. The RRA originally provided that we would not have to pay penalties until the registration statement could not be used for resale for an aggregate total of 40 Trading Days. The registration statement has not been available for use since November 22, 2006. On January 24, 2007 (when the registration had not been available for resale for 40 Trading Days), the RRA was amended to increase the number of Trading Days to 102.

(2)	J. Patterson McBaine is a natural person who has investment voting power for this Selling Shareholder.
(3)	Jon D. Gruber is a natural person who has investment voting power for this Selling Shareholder.
(4)	Kenneth Berkow is a natural person who has investment voting power for this Selling Shareholder.
(5)	Robert Hoyt is a natural person who has investment voting power for this Selling Shareholder.
(6)	Robert M. Stafford is a natural person who has investment voting power for this Selling Shareholder.
(7)	Daniel S. Loeb is a natural person who has investment voting power for this Selling Shareholder.
(8)	Includes shares that may be acquired on the exercise of presently exercisable warrants.
(9)	Mark Garfinkel is a natural person who has investment voting power for this Selling Shareholder.
(10)	Edward N. Antoian is a natural person who has investment voting power for this Selling Shareholder.
(11)	Michael A. Roth is a natural person who has investment voting power for this Selling Shareholder.
(12)	Barry M. Kitt is a natural person who has investment voting power for this Selling Shareholder.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Arlen I. Prentice, one of the Company’s directors, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly-owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Premium payments for insurance coverage, which Kibble & Prentice, Inc. passes on to the underwriters, totaled $2.4 million for the fiscal year ended April 2006. These amounts included commissions of $281,809 paid by the underwriters to Kibble & Prentice. Mr. Prentice abstained from participating in matters where he may have had a conflict of interest.

Certain of the Selling Shareholders hold more than 5% of our common stock. Since such persons acquired more than 5% of our common stock from us, there have been no transactions between the company and any such persons. For information about the terms under which they acquired such shares, see “Selling Shareholders,” page 69.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s current Certificate of Incorporation provides for the authorization of 49,000,000 shares of Common Stock, plus 1,000,000 shares reserved for the issuance of shares of preferred stock with a per value of $0.01 per share. As of January 31, 2007, based on the number of shares of Common Stock outstanding and the number of shares eligible for issuance under all of the Company’s stock option plans and outstanding warrants, there were 39,663,414 shares of Common Stock either outstanding or reserved, leaving 9,336,586 authorized, but unissued, and unreserved shares of Common Stock available for other corporate purposes or opportunities.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. The Company’s Board of Directors is classified into three classes, which are staggered and each of which serves a three year term. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up of us, the holders of our common stock are entitled to share rateably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

The Company has only one class of capital stock outstanding entitled to be voted at the Annual Meeting, Common Stock with voting rights.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue up to 1,000,000 shares of preferred stock. The board of directors may issue this stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Antitakeover Effects of Washington Law and Certain Provisions of Our Articles of Incorporation and Our Bylaws

Washington RCW 23B.19. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an “acquiring person”) for a period of five years after the acquisition of the securities, unless the transaction of securities is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person; termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur, as long as it complies with certain “fair price” provisions of the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of us.

Vote Required for Merger. Our Articles of Incorporation require the affirmative approval of a merger, share exchange or sale of substantially all of the Corporation’s assets by 2/3 of the Corporation’s shares entitled to vote, or if separate voting groups is required then by not less than a majority of all of the votes entitled to be cast by that voting group.

Issuance of preferred stock. As noted above, our board of directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock. The preferred stock could be issued with terms calculated to delay or prevent a change in control or to make removal of management more difficult, if, for example, our board of directors designated and issued a series of preferred stock in an amount that sufficiently increased the number of outstanding shares to overcome a vote by the holders of our common stock or with rights and preferences that included special voting rights to veto a change in control, merger or similar transaction.

Preferred Share Rights Purchase Plan. On June 7, 1990 the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan, which Plan was amended and restated as of September 1, 1999. Pursuant to the Plan a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 10% or more of the Company’s common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 10% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 10% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Effective October 29, 2003, Flow International Corporation amended its Preferred Share Purchase Rights Plan and the Rights issued pursuant to the Plan. The amendment modifies the definition of “Acquiring Person” to exclude certain persons who inadvertently acquire in excess of 10% of the outstanding common shares if such person enters into a standstill agreement in form and substance satisfactory to the Company and agrees to divest a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person within no more than one year from the date of such agreement.

The amended terms of the Rights are set forth in the Amendment No. 1 dated as of October 29, 2003 between Flow International Corporation and Mellon Investor Services LLC to the Amended and Restated Rights Agreement dated as of September 1, 1999 between Flow International Corporation and Mellon Investor Services LLC. The Amended and Restated Rights Agreement is otherwise unchanged.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 governs resale of “restricted securities” for the account of any person (other than us), and restricted and unrestricted securities for the account of an “affiliate” of ours. Restricted securities generally include any securities acquired directly or indirectly from us or our affiliates, which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of ours is any person who directly or indirectly controls us, is controlled by us, or is under common control with us. Our affiliates may include our directors, executive officers, and persons directly or indirectly owning 10% or more of our outstanding common stock. Under Rule 144 unregistered resales of our restricted common stock cannot be made until the restricted common stock has been held for one year from the later of its acquisition from us or an affiliate of ours. Thereafter, restricted shares of our common stock may be resold without registration subject to requirements of Rule 144 regarding volume limitation, aggregation, broker transaction, notice filing and publicly available information about us. Resales of our restricted and unrestricted common stock by our affiliates are subject to these requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted common stock, which has been held for two years free of the requirements of Rule 144 mentioned above.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required under the Securities Act, a prospectus supplement accompanying this prospectus, or, if appropriate, a post-effective amendment to this registration statement will be filed, disclosing the name of any underwriters or broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction. Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed in accordance with applicable securities law. The Company’s undertaking to file a supplement in this circumstance is based on its understanding of disclosure obligations relating to sales of securities made pursuant to a registration statement and is not related to any contractual agreement or other understanding or arrangement with a Selling Shareholder or any other person. The 500 share threshold does not does not limit the Company’s obligation to file a prospectus supplement or post-effective amendment to disclose a fundamental change in the information set forth in the registration statement or to include material information with respect to the plan of distribution or any other material change to such information.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. To our knowledge, the only Selling Stockholder that is a registered broker-dealer is Bank of America Securities. Bank of America Securities is an underwriter within the meaning of the Securities Act of 1933. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

Kirkpatrick & Lockhart Preston Gates Ellis LLP, Seattle, Washington, will pass upon the validity of the common stock offered hereby. Partners of Kirkpatrick & Lockhart Preston Gates Ellis LLP hold an aggregate of 4,000 shares of our common stock.

EXPERTS

The financial statements as of April 30, 2006, and for the year ended April 30, 2006, and management’s report on the effectiveness of internal control over financial reporting as of April 30, 2006 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the restatement of the 2006 consolidated financial statements, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of internal control over financial reporting because of material weaknesses), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of April 30, 2005, and for each of the two years in the period ended April 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock registered pursuant to this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Flow International Corporation and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Flow International Corporation

Attn: Corporate Secretary

23500 64th Avenue South

Kent, Washington 98032

(253) 850-3500

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2007 (Unaudited)

Condensed Financial Statements (unaudited)	F-1

Condensed Consolidated Balance Sheets - January 31, 2007 and April 30, 2006	F-2

Condensed Consolidated Statements of Operations - Three and Nine Months Ended January 31, 2007 and 2006	F-3

Condensed Consolidated Statements of Cash Flows - Nine Months Ended January 31, 2007 and 2006 (restated)	F-4

Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income - Nine Months Ended January 31, 2007 and 2006	F-5

Notes to Condensed Consolidated Financial Statements	F-6

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2006

Report of Independent Registered Public Accounting Firm	F-22

Consolidated Balance Sheets at April 30, 2006 (Restated) and 2005	F-24

Consolidated Statements of Operations for each of the three years in the period ended April 30, 2006 (Restated)	F-25

Consolidated Statements of Cash Flows for each of the three years in the period ended April 30, 2006 (Restated)	F-26

Consolidated Statements of Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for each of the three years in the period ended April 30, 2006 (Restated)	F-27

Notes to Consolidated Financial Statements	F-28

Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts	F-59

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited; in thousands, except per share and share amounts)

	January 31, 2007	April 30, 2006
ASSETS:
Current Assets:
Cash and Cash Equivalents	$37,406	$36,186
Receivables, net	25,904	34,193
Inventories	26,314	22,775
Deferred Income Taxes	50	108
Prepaid Expenses	3,884	4,763
Other Current Assets	1,676	2,017

Total Current Assets	95,234	100,042
Property and Equipment, net	14,178	11,085
Intangible Assets, net	3,589	3,173
Goodwill	2,764	2,764
Deferred Income Taxes	235	248
Other Assets	797	1,956

	$116,797	$119,268

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Notes Payable	$1,029	$2,319
Current Portion of Long-Term Obligations	841	928
Accounts Payable	17,082	20,811
Accrued Payroll and Related Liabilities	6,931	6,954
Taxes Payable and Other Accrued Taxes	1,628	4,198
Deferred Income Taxes	3,059	2,416
Deferred Revenue	2,649	6,322
Customer Deposits	7,051	7,396
Other Accrued Liabilities	7,204	6,294

Total Current Liabilities	47,474	57,638
Long-Term Obligations, net	2,810	3,774
Deferred Income Taxes	474	—
Other Long-Term Liabilities	336	716

	51,094	62,128

Commitments and Contingencies (Note 14)
Shareholders’ Equity:
Series A 8% Convertible Preferred Stock – $.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock – $.01 par value, 49,000,000 shares authorized, 37,246,027 and 36,943,161 shares issued and outstanding at January 31, 2007 and April 30, 2006, respectively	367	364
Capital in Excess of Par	140,541	137,192
Accumulated Deficit	(65,604)	(72,417)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment, net of income tax of $0 and $0	(9,601)	(7,726)
Unrealized Loss on Cash Flow Hedges, net of income tax of $0	—	(273)

Total Shareholders’ Equity	65,703	57,140

	$116,797	$119,268

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited; in thousands, except per share and share amounts)

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Sales	$56,038	$47,530	$163,851	$140,201
Cost of Sales	32,294	27,344	93,464	79,748

Gross Margin	23,744	20,186	70,387	60,453

Expenses:
Sales and Marketing	9,613	8,359	29,774	23,808
Research and Engineering	2,419	2,070	7,051	5,640
General and Administrative	9,267	8,306	25,269	21,656
Restructuring	—	76	—	661
Gain on Barton Sale	—	—	—	(2,500)

	21,299	18,811	62,094	49,265

Operating Income	2,445	1,375	8,293	11,188
Interest Income	241	303	622	358
Interest Expense	(88)	(281)	(268)	(1,699)
Fair Value Adjustment on Warrants Issued	—	(2,117)	—	(6,952)
Other Income (Expense), Net	846	(789)	1,871	(1,368)

Income (Loss) Before Provision for Income Taxes	3,444	(1,509)	10,518	1,527
Provision for Income Taxes	(1,415)	(398)	(2,979)	(2,213)

Income (Loss) From Continuing Operations	2,029	(1,907)	7,539	(686)
Income From Operations of Discontinued Operations, Net of Income Tax of $488	—	—	—	966
Loss on Sale of Discontinued Operations, Net of Income Tax of $0, $334, $0 and $334	—	(407)	(726)	(1,554)

Net Income (Loss)	$2,029	$(2,314)	$6,813	$(1,274)

Basic Income (Loss) Per Share:
Income (Loss) From Continuing Operations	$0.05	$(0.06)	$0.20	$(0.02)
Loss From Discontinued Operations	—	(0.01)	(0.02)	(0.02)

Net Income (Loss)	$0.05	$(0.07)	$0.18	$(0.04)

Diluted Income (Loss) Per Share:
Income (Loss) From Continuing Operations	$0.05	$(0.06)	$0.20	$(0.02)
Loss From Discontinued Operations	—	(0.01)	(0.02)	(0.02)

Net Income (Loss)	$0.05	$(0.07)	$0.18	$(0.04)

Weighted Average Shares Used in Computing Basic and Diluted Income (Loss) Per Share:
Basic	37,238	34,653	37,169	34,516
Diluted	37,797	34,653	37,882	34,516

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	Nine Months Ended January 31,
	2007	2006
		(As restated, see Note 2)
Cash Flows from Operating Activities:
Net Income (Loss)	$6,813	$(1,274)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:
Depreciation and Amortization	2,196	2,982
Loss on Sale of Discontinued Operations	726	1,554
Fair Value Adjustment on Warrants Issued	—	6,952
Unrealized Foreign Currency Gains, Net	(2,042)	(796)
Incentive Stock Compensation Expense	1,904	3,019
Gain on Barton Sale	—	(2,500)
Other	937	1,107
Changes in Operating Accounts:
Receivables	7,505	3,209
Inventory	(3,854)	(5,479)
Other Operating Assets	708	11
Customer Deposits	(351)	6,179
Accounts Payable	(4,783)	(1,979)
Deferred Revenue	(3,644)	(1,145)
Other Operating Liabilities	(1,272)	1,438

Cash Provided by Operating Activities	4,843	13,278

Cash Flows from Investing Activities:
Expenditures for Property and Equipment and Intangible Assets	(4,447)	(1,367)
Proceeds from Sale of Customer List	—	2,500
Settlement on Sale of Avure business	(1,026)	—
Restricted Cash	—	496
Cash Received in Sale of Business, net of Cash Sold	990	2,119
Other	—	214

Cash Provided by (Used in) Investing Activities	(4,483)	3,962

Cash Flows from Financing Activities:
Borrowings of Notes Payable, Net	(1,225)	(545)
Payments on Senior Credit Agreement	—	(46,660)
Borrowings on Senior Credit Agreement	—	46,499
Payments of Long-Term Obligations	(913)	(96)
Dividends Paid to Joint Venture Partner	—	(989)
Proceeds from Exercise of Warrants and Stock Options	2,514	177

Cash Provided by (Used in) Financing Activities	376	(1,614)

Effect of Changes in Exchange Rates on Cash	484	(1,341)

Increase in Cash and Cash Equivalents	1,220	14,285
Cash and Cash Equivalents at Beginning of Period	36,186	12,976

Cash and Cash Equivalents at End of Period	$37,406	$27,261

Supplemental Disclosure of Noncash Investing and Financing Activities
Nonmonetary exchange of assets	$250	$—
Issuance of compensatory common stock on executive incentive compensation plan	$884	$799
Note received in the sale of Avure business	$—	$1,313
Accounts payable incurred to acquire Property and Equipment, and Intangible Assets	$1,180	$—

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(unaudited, in thousands)

	Common Stock		Capital In Excess of Par	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Par Value
Balances, April 30, 2006	36,943	$364	$137,192	$(72,417)	$(7,999)	$57,140
Cumulative effect of the adoption of FAS 123R (Note 4)			(313)			(313)
Components of Comprehensive Income:
Net Income				6,813		6,813
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $0					273	273
Cumulative Translation Adjustment, Net of Income Tax of $0					(1,875)	(1,875)

Total Comprehensive Income						5,211

Exercise of Options	152	2	1,425			1,427
Stock Compensation	151	1	2,237			2,238

Balances, January 31, 2007	37,246	$367	$140,541	$(65,604)	$(9,601)	$65,703

See Accompanying Notes to

Condensed Consolidated Financial Statements

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

Note 1—Basis of Presentation

In the opinion of the management of Flow International Corporation (the “Company”), the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring items and accruals necessary to fairly present the financial position, results of operations and cash flows of the Company. The financial information as of April 30, 2006 is derived from the Company’s audited consolidated financial statements and notes for the fiscal year ended April 30, 2006 included in Item 8 in the fiscal 2006 Annual Report on Form 10-K/A Amendment No. 2 (“10-K/A”). These interim financial statements do not include all information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with the Company’s fiscal 2006 Form 10-K/A. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates. Operating results for the three and nine months ended January 31, 2007 may not be indicative of future results.

For fiscal 2007, Interest Income and Interest Expense have been shown separately in the Condensed Consolidated Statement of Operations and the prior period presentation has been conformed.

Note 2—Restatement

Subsequent to the issuance of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2006 filed with the Securities and Exchange Commission on March 22, 2006, management determined that the Condensed Consolidated Statement of Cash Flows for the nine months ended January 31, 2006 should be restated. Management determined that $2.5 million of proceeds from the sale of a customer list to Barton Mines Company (“Barton”) should be reported as cash flows from investing activities rather than cash flows from operating activities.

The following items in the Condensed Consolidated Statement of Cash Flows for the nine months ended January 31, 2006 have been restated as follows:

	Nine Months Ended January 31, 2006
	As previously reported	As restated
Selected Condensed Consolidated Statement of Cash Flow Data:
Adjustments to Reconcile Net Loss to Cash Provided by Operating Activities:
Gain on Barton Sale	$—	$(2,500)
Cash Provided by Operating Activities	15,778	13,278
Proceeds from Sale of Customer List	—	2,500
Cash Provided by Investing Activities	1,462	3,962

Note 3—Segment Information

The Company has identified four reportable segments. These segments, North America Waterjet, Asia Waterjet, Other International Waterjet (together known as Waterjet), and Applications, utilize the Company’s

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

released pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for many industries including aerospace, automotive, semiconductor, disposable products, food, glass, job shop, metal cutting, stone, tile, surface preparation, and paper. The Applications operation provides specialty engineered robotic systems designed for material removal and separation of various materials and for factory automation. These systems are primarily used in automotive applications. Segment operating results are measured based on sales, gross margin and operating income (loss).

A summary of operations by reportable segment is as follows:

	North America Waterjet	Asia Waterjet	Other International Waterjet	Applications	Inter- segment Eliminations		Total
Three Months Ended January 31, 2007
External sales	$28,439	$9,756	$13,110	$4,733	$		$56,038

Inter-segment sales	6,998	365	32	178		(7,573)	—

Gross margin	12,378	5,390	5,021	958		(3)	23,744

Operating income (loss)	(2,290)	2,749	1,703	286		(3)	2,445

Nine Months Ended January 31, 2007
External sales	$90,027	$25,245	$35,694	$12,885	$		$163,851

Inter-segment sales	18,367	1,009	105	364		(19,845)	—

Gross margin	40,510	14,328	13,817	1,937		(205)	70,387

Operating income (loss)	(845)	6,314	3,533	(504)		(205)	8,293

Three Months Ended January 31, 2006
External sales	$25,330	$7,168	$9,771	$5,261		$—	$47,530

Inter-segment sales	5,311	200	2,051	196		(7,758)	—

Gross margin	12,035	3,725	3,480	874		72	20,186

Operating income (loss)	(1,419)	2,154	700	(132)		72	1,375

Nine Months Ended January 31, 2006
External sales	$76,901	$20,404	$27,013	$15,883		$—	$140,201

Inter-segment sales	16,604	508	2,105	98		(19,315)	—

Gross margin	37,012	10,084	10,022	3,375		(40)	60,453

Operating income	3,919	5,515	1,327	467		(40)	11,188

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

A summary reconciliation of total segment operating income to total consolidated income (loss) from continuing operations before provision for income taxes is as follows:

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Operating income for reportable segments	$2,445	$1,375	$8,293	$11,188
Interest income	241	303	622	358
Interest expense	(88)	(281)	(268)	(1,699)
Fair value adjustment on warrants issued	—	(2,117)	—	(6,952)
Other income (expense), net	846	(789)	1,871	(1,368)

Income (loss) before provision for income taxes	$3,444	$(1,509)	$10,518	$1,527

Note 4—Stock-Based Compensation Plans

The Company maintains several stock-based compensation plans described as follows:

1987 Stock Option Plan for Nonemployee Directors (the “1987 Nonemployee Directors Plan”). Approved by the Company’s shareholders in September 1987, the 1987 Non-employee Directors Plan, as subsequently amended, provided for the automatic grant of nonqualified options for 10,000 shares of Company common stock to a nonemployee director when initially elected or appointed, and the issuance of 10,000 options annually thereafter during the term of directorship. Options are no longer granted under this plan.

1991 Stock Option Plan (the “1991 SO Plan”). The 1991 SO Plan was adopted in October 1991 and amended in August 1993. Incentive and nonqualified stock options up to 700,000 shares could be issued under this plan. Options are no longer granted under this plan.

1995 Long-Term Incentive Plan (the “1995 LTI Plan”). The 1995 LTI Plan was adopted in August 1995. In fiscal 2000, the 1995 LTI Plan was amended to increase the number of shares available for grant to 3,350,000 shares. The 1995 LTI Plan was replaced by the 2005 Plan described below. The remaining shares available under this plan of 751,157 will be granted under the 2005 Plan.

2005 Equity Incentive Plan (the “2005 Plan”). Upon approval of the shareholders, the 2005 Plan was adopted in September 2005 to attract and retain the most talented employees and promote the growth and success of the business by aligning long-term interests of employees with those of shareholders. The 2005 Plan provides for a pool of 2.5 million shares to be awarded, which includes the remaining 751,157 shares from the 1995 LTI Plan. The Company, at its discretion, may choose to grant the 2.5 million shares in the form of stock, stock units, stock options, stock appreciation rights, or cash awards.

Prior to May 1, 2006, the Company has accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost was reflected in the Company’s net income to the extent options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective May 1, 2006, the beginning of its fiscal year 2007, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123R (“FAS 123R”), “Share-Based Payment

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

(Revised 2004)”. The Company elected to use the modified prospective transition method permitted by FAS 123R and therefore has not restated its financial results for prior periods. Under this transition method, the compensation cost recognized by the Company beginning in fiscal 2007 includes (a) compensation cost for all stock-based compensation awards that were granted prior to, but not vested as of May 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement of Financial Accounting Standard No. 123 (“FAS 123”), “Accounting for Stock Based Compensation”, and (b) compensation cost for all stock-based compensation awards granted subsequent to May 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123R. Compensation expense is recognized only for those options, stocks, or stock units expected to vest with forfeitures estimated at the grant date based on the Company’s historical experience and future expectations. If the actual number of forfeitures differs from those estimated by the management, additional adjustments may be required in future periods. Compensation expense is recognized on a straight-line basis over the total requisite service period of each award, and recorded in operating expenses on the Condensed Consolidated Statement of Operations.

The following table illustrates the effect on net income (loss) and net income (loss) per share for the three and nine months ended January 31, 2006 if the Company had applied the fair value recognition provisions of FAS 123 to stock-based compensation. Because the Company has a full valuation allowance against its deferred tax assets there are no tax effects presented related to the stock-based compensation items below.

	Three months ended January 31, 2006	Nine months ended January 31, 2006
Net loss, as reported	$(2,314)	$(1,274)
Add: Employee stock-based compensation under APB 25 included in net loss	1,715	3,019
Deduct: Total employee stock-based compensation expense under fair value based method for all awards	(309)	(718)

Pro forma net income (loss)	$(908)	$1,027

Net income (loss) per share:
As reported—basic and diluted	$(0.07)	$(0.04)
Pro forma—basic and diluted	$(0.03)	$0.03

Stock Options

The Company grants common stock options to employees and directors of the Company with service and/or performance conditions. The compensation cost of the stock options are based on their fair value at the grant date and recognized ratably over the service period. All options become exercisable upon a change in control of the Company unless the surviving company assumes the outstanding options or substitutes similar awards for the outstanding awards of the 2005 Plan. Options generally have a two-year vesting schedule, and are generally granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The maximum term of options is 10 years from the date of grant.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

The following tables summarize the stock option activities for the nine months ended January 31, 2007. The Company did not grant any stock options during the nine months ended January 31, 2006.

	Nine Months Ended January 31, 2007
	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Outstanding at May 1, 2006	1,241,991	$8.91
Granted during the period:	21,250	12.81
Exercised during the period:	(152,860)	9.31
Expired during the period:	(32,777)	8.86

Outstanding at January 31, 2007	1,077,604	$8.95	$2,936,757	3.88

Exercisable at January 31, 2007	1,052,187	$8.87	$2,954,834	3.78
Vested or expected to vest at January 31, 2007	1,052,187	$8.87	$2,954,834	3.78

Nine Months Ended January 31, 2007
Weighted Average grant-date fair value of stock options granted	$4.76
Total intrinsic value of options exercised	$677
Total fair value of options vested	$83
Cash received from exercise of share options	$1,427
Tax benefit realized from stock options exercised	$—

The weighted-average fair values at the date of grant for options were estimated using the Black-Scholes option-pricing model, based on the following assumptions:

	Nine Months Ended January 31
	2007	2006
Risk-free interest rates	4.97%	4.01%
Expected lives	Two years	Five years
Expected dividend yields	0%	0%
Expected volatility	61.86%	62.80%

For the nine months ended January 31, 2007, the Company recognized compensation expense related to stock options of $159,000 or $0.00 per basic and diluted share. As of January 31, 2007, total unrecognized compensation cost related to nonvested stock options of $34,000 is expected to be recognized over a weighted average period of two months.

Service-Based Stock Awards

The Company grants common stock or stock units to employees and directors of the Company with service conditions. The compensation cost of the stocks or units are based on their fair value at the grant date and recognized ratably over the service period.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

The following table summarizes the service-based stock award activities for the nine months ended January 31, 2007:

	Nine Months Ended January 31, 2007
	Number of Shares	Weighted- Average Grant- date Fair Value
Nonvested at May 1, 2006	87,890	$4.86
Granted during the period	51,750	11.75
Forfeited during the period	(19,609)	3.38
Vested during the period:	(35,638)	5.77

Nonvested at January 31, 2007	84,393	$9.05

For the nine months ended January 31, 2007 and 2006, the Company recognized compensation expense related to service-based stock awards of $550,000 and $2.6 million, respectively. As of January 31, 2007, total unrecognized compensation cost related to such awards of $762,000 is expected to be recognized over a weighted average period of 2.46 years.

Performance-Based Stock Awards

The Company grants stock units to an executive of the Company as part of the executive’s employment agreement. The stock units are granted at the beginning of the Company’s fiscal year and are vested at the year end upon achieving predetermined performance targets for that fiscal year. The compensation cost of the stock units are based on their fair value at the grant date and recognized ratably over the service period. The Company granted 45,000 shares in the first quarter fiscal 2007 at grant-date fair value of $12.81. The shares will be vested at April 30, 2007 if the performance targets are met. For the nine months ended January 31, 2007 and 2006, the Company recognized compensation expense related to these awards of $432,000, and $521,000, respectively. As of January 31, 2007, total unrecognized compensation cost related to such award of $144,000 is expected to be recognized over of the following three months.

Under an annual incentive plan adopted for each fiscal year, the Company grants executives and certain employees annual bonuses in the form of cash and common stock of the Company. Awards are based on the Company’s performance and individual goals and are usually granted following the conclusion of the Company’s fiscal year end. The shares of the common stock are not known at the grant date and the amount of the stock is equivalent to a fixed monetary amount. These awards have been recorded as liability awards under FAS 123R. Prior to May 1, 2006, the common stock portion of the awards were recorded as equity under APB 25. A cumulative effect adjustment of $690,000 was recognized upon adoption of FAS 123R to record the amounts previously recorded from capital in excess of par as a liability. For the nine months ended January 31, 2007 and 2006, the Company recognized compensation expense related to the annual incentive plan of $477,000 and $579,000, respectively. As of January 31, 2007, total unrecognized compensation cost related to such awards $139,000 is of expected to be recognized over of the following three months.

Starting fiscal 2006, the Company initiated Long-Term Incentive Plans (the “LTIPs”) under which the executive officers will receive stock awards based on the Company’s performance measures over three-year

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

performance periods. These plans are adopted annually with new performance targets. Awards vary based on the degree to which the Company’s performance exceeds predetermined thresholds at the end of the performance period. No payout will occur unless the Company exceeds certain minimum threshold performance objectives. Compensation expense is based upon current performance projections for the three-year period and the percentage of the requisite service that has been rendered. During Fiscal 2006, accrued compensation expense for the LTIP was adjusted in each reporting period for changes in the value of the Company’s common stocks as required by the variable accounting method under APB 25. Upon adopting FAS 123R in fiscal 2007 the Company ceased using the variable accounting, and now records compensation cost for the unvested portion of the LTIP awards based on their grant-date fair value. The LTIPs permit employees to elect to net-settle a portion of the award paid in stock to meet the employee’s share of minimum withholding requirements which the Company accounted for as a liability before adopting FAS 123R. FAS 123R allows such awards with net-settlement features for the employee’s share of minimum withholding requirements to be accounted for as an equity, as such, a cumulative effect of $377,000 was recognized upon adoption of FAS 123R to record the amounts previously recorded as liabilities in capital in excess of par.

The following table summarizes the LTIPs activities for the nine months ended January 31, 2007:

	Nine Months Ended January 31, 2007
	Number of Shares	Weighted- Average Grant- date Fair Value
Nonvested at May 1, 2006	279,000	$7.81
Granted during the period	162,500	$13.50
Forfeited during the period	(30,000)	$8.76

Nonvested at January 31, 2007	411,500	$9.99

For the nine months ended January 31, 2007, the company recognized compensation expense related to LTIPs of $286,000. No such expense was recognized in the same period of the prior fiscal year as the achievement of the performance objectives was not deemed probable. As of January 31, 2007, total unrecognized compensation cost related to such awards of $2.6 million is expected to be recognized over a weighted average period of 1.97 years.

Note 5—Restructuring

In June 2005, the Company announced the closing and relocation of its Wixom, Michigan facility to its Burlington, Ontario facility. The Company terminated 25 employees and recorded associated severance benefits of $175,000 which were paid during the nine months ended January 31, 2006. The Company also wrote off $24,000 of inventory with no future value. In October 2005, once the facility was vacated, the Company recorded restructuring charges related to lease termination costs of $278,000, net of expected sublease income, and wrote-off leasehold improvements of $108,000 related to this leased space. In January 2006, the company reassessed its lease accrual as it has been unsuccessful in its efforts to sublease the vacated facility and increased the accrual by $76,000.

The remaining accrued facility exit costs for all segments at January 31, 2007 of $496,000, which consist of long-term lease commitments, net of expected sublease income, will be paid primarily over the next year.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

The following table summarizes accrued restructuring activity, all incurred as facility exit costs:

	North America Waterjet	Other International Waterjet	Applications	Consolidated
Balance, April 30, 2006	$67	$164	$684	$915
Cash payments	(27)	(21)	(371)	(419)

Balance, January 31, 2007	$40	$143	$313	$496

Note 6—Other Income (Expense), Net

The Company’s subsidiaries have adopted the local currency of the country in which they operate as the functional currency. All assets and liabilities of these foreign subsidiaries are translated at period-end rates. Income and expense accounts of the foreign subsidiaries are translated at the average rates in effect during the period. Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the Condensed Consolidated Statement of Operations.

The following table shows the detail of Other Income (Expense), Net, in the accompanying Condensed Consolidated Statements of Operations:

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Realized Foreign Exchange Gains (Losses), Net	$370	$(219)	$27	$(439)
Unrealized Foreign Exchange Gains (Losses), Net	352	(513)	2,042	(971)
Hedge Costs	—	—	(206)	—
Other	124	(57)	8	42

	$846	$(789)	$1,871	$(1,368)

The Company recorded an expense of $206,000 related to hedge transactions during the first and second quarters of fiscal 2007. The Company uses derivative instruments to manage exposures to foreign currency risks and records the hedge transactions in accordance with Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities”. In fiscal 2006, the Company entered into derivative instruments to hedge against two aerospace systems to be paid in Eurodollars. In June 2006, the Company was directed by the customer to suspend, then subsequently to cancel work on these two systems as a result of changes in the timing and scope of the projects. The Company consequently cancelled the related hedges and discontinued hedge accounting in accordance with FAS 133.

Note 7—Income Taxes

For the three and nine months ended January 31, 2007, the tax provision consists of current expense related to operations in foreign jurisdictions which are profitable and without loss carryforwards. In addition, the Company’s German operations reported net income against which the Company offset net operating losses. However, because the operations in this jurisdiction has not shown a history of net income, the Company has not recognized a benefit for these unutilized net operating losses as it is currently more likely than not that such benefit will not be realized.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

The Company continues to provide a full valuation allowance against its net operating losses and other net deferred tax assets, arising in all tax jurisdictions because the realization of such assets is not more likely than not. For the three and nine months ended January 31, 2007, the valuation allowance increased by $0.1 million and decreased by $0.6 million, respectively. The change is mainly attributable to net operating losses carryforwards in Germany being applied against net income realized for the respective quarters. The domestic net operating losses can be carried forward 20 years to offset domestic profits in future periods and expire from fiscal 2022 through fiscal 2026 while the foreign net operating losses have no expiration dates.

Note 8—Discontinued Operations

On October 31, 2005, the Company completed the sale of certain of its non-core businesses as a result of the strategy to divest itself of operations that do not rely upon its core ultra-high-pressure water pump business (the “Avure Business”). The Company has classified the financial results of its Avure Business as discontinued operations on the Condensed Consolidated Statements of Operations for all periods presented. The Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2006 do not reflect discontinued operations treatment for the Avure Business as the Company has elected not to reclassify its cash flows for this discontinued operation.

The purchaser of the Avure Business (the “Purchaser”) subsequently claimed that it was entitled to a further working capital adjustment of $1.4 million, which claim the Company disputed. The Company and the Purchaser agreed to resolve this claim in accordance with the arbitration procedure agreed on at the time of sale. The Company and the Purchaser also agreed that the Purchaser would have a limited right to prepay, at a 12.5% discount, the balance of the promissory note due 3 years after closing. The prepay right expired on January 31, 2007. The Company received a partial payment of $990,000 in the second quarter of fiscal 2007.

The Company initially recorded a loss of $1,147,000, net of income taxes of $334,000, on the sale. During the third quarter of its fiscal year 2006, the Company increased its Loss on Sale of Discontinued Operations by $300,000 as its best estimate of the amount required to settle the working capital dispute, and by $107,000 as a discount on the 3 year note, for a total of $407,000.

On August 16, 2006, the Company received notice from the arbitrator to whom the dispute had been referred regarding the resolution of its outstanding dispute with the Purchaser. Although the Company does not agree with all the findings of the arbitrator, the decision by the arbitrator constitutes a final resolution of all disputes between the Purchaser and the Company regarding the calculation of net working capital. The adjustment amounts to $1,026,000 (including interest and arbitration fees), of which $300,000 was previously accrued as a liability. The net amount of $726,000 has been recorded as Loss on Sale from Discontinued Operations in the quarter ended July 31, 2006. The Company delivered payment to the Purchaser on August 21, 2006.

There were no activities for the discontinued operations for the three months ended January 31, 2006. Summarized financial information for the discontinued operations for the nine months ended January 31, 2006 is set forth below:

Nine Months Ended January 31, 2006
Sales	$16,087
Income before provision for income taxes	1,454
Provisions for income taxes	(488)

Income from operations of discontinued operations	$966

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

Note 9—Basic and Diluted Income (Loss) Share

Basic income per share represents income (loss) available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share represents income (loss) available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options and warrants, where appropriate. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

The following table sets forth the computation of basic and diluted income (loss) from continuing operations per share for the three and nine month periods ended January 31, 2007 and 2006:

	Three Months Ended January 31,		Nine Months Ended January 31,
	2007	2006	2007	2006
Numerator:
Income (loss) from continuing operations	$2,029	$(1,907)	$7,539	$(686)
Denominator:
Denominator for basic income (loss) per share—weighted average shares outstanding	37,238	34,653	37,169	34,516
Dilutive potential common shares from employee stock options	219	—	355	—
Dilutive potential common shares from warrants	256	—	274	—
Dilutive potential common shares from service and performance based stock awards	84	—	84	—

Denominator for diluted income (loss)—weighted average shares outstanding and assumed conversions	37,797	34,653	37,882	34,516

Basic income (loss) from continuing operations per share	$0.05	$(0.06)	$0.20	$(0.02)
Diluted income (loss) from continuing operations per share	$0.05	$(0.06)	$0.20	$(0.02)

There were 96,250 and 21,250 potentially dilutive common shares from employee stock options which have been excluded from the diluted weighted average share denominator for the three and nine months ended January 31, 2007, respectively, as their effect would be anti-dilutive. There were 1,483,678 potentially dilutive common shares from employee stock options which have been excluded from the diluted weighted average share denominator for the three and nine months ended January 31, 2006, as their effect would be anti-dilutive. There were 2,269,465 shares of warrants which have been excluded from the diluted weighted average share denominator for the three and nine months ended January 31, 2006, as their effect would be anti-dilutive.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

Note 10—Receivables, Net

Receivables, Net consist of the following:

	January 31, 2007	April 30, 2006
Trade Accounts Receivable	$27,893	$31,841
Unbilled Revenues	1,265	5,219

	29,158	37,060
Less: Allowance for Doubtful Accounts	3,254	2,867

	$25,904	$34,193

Note 11—Inventories

Inventories consist of the following:

	January 31, 2007	April 30, 2006
Raw Materials and Parts	$15,623	$13,450
Work in Process	3,213	2,042
Finished Goods	7,478	7,283

	$26,314	$22,775

Note 12—Warranty Obligations

The Company’s estimated obligations for warranty are accrued concurrently with the revenue recognized. The Company makes provisions for its warranty obligations based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

Included in Other Accrued Liabilities as of January 31, 2007 was $1.9 million related to warranty costs. The following table shows the fiscal 2007 year-to-date activity for the Company’s warranty obligations:

Accrued warranty balance as of April 30, 2006	$1,491
Accruals for warranties	2,781
Warranty costs incurred	(2,515)

Accrued warranty balance as of January 31, 2007	$1,757

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

Note 13—Long-Term Obligations and Notes Payable

Long-term obligations and notes payable are as follows:

	January 31, 2007	April 30, 2006
Long-Term Obligations:
Credit Agreement	$—	$—
Term Loans Payable	3,651	4,702
Less Current Portion	(841)	(928)

	$2,810	$3,774

Notes Payable	$1,029	$2,319

On July 8, 2005, the Company signed a new three year credit agreement (“Agreement”). The Company expensed $489,000 of fees during the nine months ended January 31, 2006 related to the prior credit agreement. The Agreement provides for a revolving line of credit of up to $30 million with a maturity date of August 1, 2008 and is collateralized by a general lien on all of the Company’s assets. Certain subsidiaries guaranteed the Company’s line of credit under the Agreement. Interest rates under the Agreement are at LIBOR plus a percentage depending on the Company’s leverage ratios (“financial covenants”), or at the Bank of America’s prime rate in effect from time to time, at the Company’s option. The borrowings under the Agreement were fully paid off as of April 30, 2006 and there have been no new borrowings during the nine months ended January 31, 2007. The Agreement requires compliance with funded debt, tangible net worth and liquidity ratios. The Company pays an annual letter of credit fee quarterly in arrears. The fee varies depending on the Company’s leverage ratio and is currently at 1.25% of the amount drawn under each outstanding letter of credit.

As of January 31, 2007, the Company had $28.1 million of domestic unused line of credit, net of $1.9 million outstanding letters of credit.

The Company was in compliance with all financial covenants as of January 31, 2007.

The Company also has leases for office equipment on which it owes outstanding principal of $201,000 and $337,000 as of January 31, 2007 and April 30, 2006, shown under Term Loans Payable.

The Company has obtained a seven-year collateralized long-term loan, expiring in 2011, in the amount of 145 million New Taiwanese Dollars (US$4.4 million) bearing interest at an annual rate of 3.23%. The loan is collateralized by the Company’s manufacturing facility in Taiwan. During the nine months ended January 31, 2007, the Company paid off $769,000 of the loan and is obligated to make semi-annual payments in June and December each year. The balance of $3.4 million at January 31, 2007 is included in Term Loans Payable.

The Company also has three unsecured credit facilities in Taiwan with a commitment totaling 228 million New Taiwanese Dollars (US$6.9 million at January 31, 2007), bearing interest at rates ranging from 1.97 to 2.69% per annum. The credit facilities generally have maturities of 12 months and can be extended for like periods, as needed, at the bank’s option. At January 31, 2007, the balance outstanding under these credit facilities amounts to US$1.0 million and is shown under Notes Payable.

Note 14—Commitments and Contingencies

At any time, the Company may be involved in certain legal proceedings in addition to the Omax and Crucible matters described below. The Company’s policy is to routinely assess the likelihood of any adverse

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” and related pronouncements. The Company records reserves related to certain legal matters for which it is probable that a loss may be incurred and the range of such loss can be estimated. With respect to matters for which no reserve has been recorded, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. Management discloses the facts regarding significant matters assessed as reasonably possible and potential exposure, if determinable. Costs incurred with defending claims are expensed as incurred. As of January 31, 2007, the Company has accrued its insurance deductible on the pending claims that were deemed probable.

Omax Corporation (“Omax”) filed suit against the Company on November 18, 2004. The case, Omax Corporation v. Flow International Corporation, United States District Court, Western Division at Seattle, Case No. CV04-2334, was filed in federal court in Seattle, Washington. The suit alleges that the Company’s products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting.” The suit also seeks to have the Company’s Patent No. 6,766,216 entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid, unenforceable, and not infringed. The Company has brought claims against Omax alleging certain of their products infringe its Patent No. 6,766,216. Omax manufactures waterjet equipment that competes with the Company’s equipment. Both the Omax and the Company’s patents are directed at the software that controls operation of the waterjet equipment. Although the Omax suit seeks damages of over $100 million, the Company believes, having consulted with its counsel, that Omax’s claims are without merit, and the Company is not only contesting Omax’s allegations of infringement but also is vigorously pursuing its claims against Omax with regard to its own patent. The outcome of this case is uncertain, and an unfavorable outcome is possible. The Company has not provided any loss accrual related to the Omax lawsuit as of January 31, 2007. The Company has incurred, and expects to continue to incur, considerable legal fees related to this case.

In litigation arising out of a June 2002 incident, one of the Company’s excess insurance carrier notified the Company in December 2006 that it is contesting its obligation to provide coverage (“Crucible”). The Company purchases product liability insurance to cover claims of this nature. The Company believes the carrier’s position is without merit and has commenced a declaratory judgment action seeking a determination that the carrier is obligated to provide a full defense of the Company. The outcome of this case is uncertain, and an unfavorable outcome is possible. The Company has not provided any loss accrual related to this matter as of January 31, 2007. The unresolved claims relating to this incident total approximately $7 million.

Other Legal Proceedings—The Company does not believe these proceedings will have material adverse effect on its condensed consolidated financial position, results of operations or cash flows.

Note 15—Recently Issued Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company first determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position, and second measure the amount of benefit to be recognized in the financial statements for a tax position that meets the more- likely-than-not recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal 2008. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

In September, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006 and early application is encouraged for any interim period of the first fiscal year ending after that date. The Company will apply SAB 108 in the 4th quarter of its fiscal 2007 and does not believe the application of SAB 108 will have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Defining Fair Value Measurement” (FAS 157) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the beginning of the Company’s fiscal 2009. The Company is currently evaluating the impact of adopting FAS 157 on its financial statements.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 158 (“FAS 158”) “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS Statements No. 87, 88, 106, and 132(R)”. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company will be required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006, which for the Company will be the end of fiscal 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, or fiscal 2009 for the Company. The Company is currently evaluating the impact of adopting FAS 158 on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“FAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. FAS 159 provides entities with an option to choose to measure eligible items at fair value at specified election dates. If elected, an entity must report unrealized gains and losses on the item in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, is irrevocable (unless a new election date occurs); and is applied only to entire instruments and not to portions of instruments. The Company is currently evaluating the impact of adopting FAS 159 on its financial statements, which is effective beginning in fiscal year 2008.

On December 21, 2006, the FASB issued FASB Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangement (“FSP”), which addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies”. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. The Company does not expect a material impact of adopting this FSP on its financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

Note 16—PIPE Transaction

In connection with a March 2005 Private Investment in Public Equity transaction (“PIPE Transaction”), in which the Company sold $65 million of stock and warrants to investors, the Company entered into a Registration Rights Agreement (“RRA”). Under the RRA, the Company is required to keep the registration statement on Form S-1 for the resale of common stock issued in PIPE and pursuant to warrants issued in the PIPE (“PIPE Securities”) effective and available for resale of PIPE Securities. The obligation exists until the earlier of five years, two years after the exercise of the warrants, or the resale of all PIPE Securities. If the registration is unavailable for resales for the period specified in the RRA, the Company will be obligated to pay, on a monthly basis, penalties to purchasers of PIPE Securities who still hold PIPE Securities. As of January 23, 2007, the monthly penalty would be approximately $600,000. The RRA originally provided that the Company would not have to pay penalties until the registration statement could not be used for resale for an aggregate total of 40 Trading Days. The registration statement has not been available for use since November 22, 2006. On January 24, 2007 (when the registration had not been available for resale for 40 Trading Days), the RRA was amended to increase the number of the black out days to 102. The Company expects to file a post-effective amendment to the registration statement in the near future. Until the post-effective amendment is declared effective by the SEC, the number of Trading Days when the registration statement has not been available for resales will continue to increase. The Company will be obligated to file post-effective amendments in the future on an annual basis to include updating information and to reflect “fundamental changes,” if any occur. Depending on the timing of the filing of the post-effective amendments and how long it takes the SEC to declare such post-effective amendments effective, the registration statement may not be available for resales for periods of time.

Note 17—Flow Korea Investigation

During the course of a regularly scheduled internal audit by Flow’s Internal Audit Department of its Korean sales and service operation, the Company discovered irregularities in its accounts receivable and banking records. On March 26, 2007, the Company completed an investigation in its Korean operation. As a result, the Company recorded cost of sales and general and administrative expenses of $377,000 during the three months ended January 31, 2007. Of that amount, $231,000 related to fiscal year 2006 and prior years.

Note 18—Subsequent Event

Effective February 2, 2007 (the “Effective Date”), the Company and Stephen R. Light, the Company’s current President and Chief Executive Officer (the “Executive”) entered into an Employment Agreement (the “Agreement”). The Agreement, entered into in connection with the Executive’s retirement, amends and restates the employment agreement entered into by and between the Company and the Executive dated November 25, 2002, as amended on September 21, 2005.

The Agreement provides for a Period of Employment that begins on the Effective Date and, unless terminated earlier, ends on the earlier of (i) the employment termination date set forth in a notice from the Company to the Executive, such notice having been provided in connection with the Company’s public announcement that it has hired a new President and Chief Executive Officer or (ii) April 30, 2008 (the earlier date, being the “Transition Date”).

According to the Agreement, from the Effective Date through the Period of Employment, the Executive shall continue to be employed as the President and CEO of the Company with overall charge and responsibility for the business and affairs of the Company. Subject to the terms and conditions of the Agreement, the Executive

FLOW INTERNATIONAL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All tabular dollar amounts in thousands, except shares and per share amounts)

(Unaudited)

will be entitled to the following payments and benefits. For the period beginning on the Effective Date and ending on the later of (i) 12 months after the Transition Date or (ii) April 30, 2008, the Company will pay the Executive a base salary at the rate of $550,000 per year. The Executive is also eligible to receive a bonus under the Company’s annual incentive plan for fiscal year 2007, fiscal year 2008 and fiscal 2009 to the extent that the Executive is employed by the Company during fiscal year 2008. The Executive ceased to participate in the Company’s LTIPs commencing on the Effective Date. The Executive is entitled to a cash severance payment payable after the Period of Employment of $4,475,250 (less applicable tax withholdings). The Agreement provides that all unvested stock options and shares of restricted stock held by the Executive that would have vested pursuant to their respective terms if the Executive had been employed by the Company through the later of the Transition Date or April 30, 2007 will vest on the Transition Date. The Agreement also provides for other benefits, such as a monthly financial planning allowance, a monthly cash allowance in lieu of provision of other perquisites, vacation accrual, and eligibility to participate in life insurance, health insurance, 401(k) and similar benefit plans of the Company.

The Company expects to incur total expenses of approximately $5.0 million over the Executive’s estimated Period of Employment related to above mentioned Agreement, which is reduced by the reversal of $658,000 related to payments under the LTIPs in which the Executive ceased to participate as of February 2, 2007. See Note 4 for detailed discussion of the LTIPs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Flow International Corporation

Kent, Washington

We have audited the accompanying consolidated balance sheet of Flow International Corporation and subsidiaries (the “Company”) as of April 30, 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flow International Corporation and subsidiaries as of April 30, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 2, the accompanying 2006 consolidated financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 25, 2006 (January 29, 2007 as to the effects of the material weakness relating to the control environment and March 29, 2007 as to the material weakness relating to the financial reporting process described in Management’s Report on Internal Control Over Financial Reporting (as revised)) expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses.

/s/    Deloitte & Touche LLP

Seattle, Washington

July 25, 2006 (January 29, 2007 as to Restatement No. 1 and March 29, 2007 as to Restatement No. 2, as to the effects of the restatements discussed in Note 2; and January 29, 2007 as to the first four paragraphs and March 29, 2007 as to the fifth through eighth paragraphs for subsequent events described in Note 21)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Flow International Corporation

In our opinion, the accompanying consolidated balance sheet as of April 30, 2005 and the related consolidated statements of operations, cash flows, shareholders’ equity (deficit) and comprehensive income (loss) for each of the two years in the period ended April 30, 2005 present fairly, in all material respects, the financial position of Flow International Corporation (the “Company”) and its subsidiaries at April 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule as of and for the fiscal years ended April 30, 2005 and 2004 listed in the Index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted the provisions of EITF 00-21 “Revenue Arrangements with Multiple Deliverables,” effective August 1, 2003 and the provisions of FIN 46R “Consolidation of Variable Interest Entities” effective February 1, 2004.

/s/    PRICEWATERHOUSECOOPERS LLP

Seattle, Washington

July 29, 2005, except for the restatement discussed under “Amendment No. 1” in Note 2 (not presented herein) to the consolidated financial statements appearing under Item 8 of Amendment No. 2 to the Company’s 2005 Annual Report of Form 10-K/A, as to which the date is November 21, 2005, and except for the restatement discussed under “Amendment No. 2” in Note 2 (not presented herein) to the consolidated financial statements appearing under Item 8 of Amendment No. 2 to the Company’s 2005 Annual Report of Form 10-K/A and the effects of the discontinued operations related to the disposal of the Avure business discussed in Note 3, as to which the date is January 31, 2006

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	April 30,
	2006 (As restated, see Note 2)	2005
ASSETS:
Current Assets:
Cash and Cash Equivalents	$36,186	$12,976
Restricted Cash	—	469
Receivables, net	34,193	38,325
Inventories	22,775	24,218
Deferred Income Taxes	108	—
Prepaid Expenses	4,763	6,046
Other Current Assets	2,017	2,632

Total Current Assets	100,042	84,666
Property and Equipment, net	11,085	12,634
Intangible Assets, net	3,173	14,644
Goodwill	2,764	2,764
Deferred Income Taxes	248	1,532
Other Assets	1,956	2,227

	$119,268	$118,467

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Notes Payable	$2,319	$3,531
Current Portion of Long-Term Obligations	928	9,912
Accounts Payable	20,811	20,842
Accrued Payroll and Related Liabilities	6,954	8,819
Taxes Payable and Other Accrued Taxes	4,198	2,370
Deferred Income Taxes	2,416	609
Deferred Revenue	6,322	4,646
Customer Deposits	7,396	10,606
Warrant Obligation	—	6,696
Other Accrued Liabilities	6,294	10,481

Total Current Liabilities	57,638	78,512
Long-Term Obligations, net	3,774	5,704
Other Long-Term Liabilities	716	3,219

	62,128	87,435

Commitments and Contingencies

Minority Interest	—	1,568

Shareholders’ Equity:
Series A 8% Convertible Preferred Stock—$.01 par value, 1,000,000 shares authorized, none issued	—	—
Common Stock—$.01 par value, 49,000,000 shares authorized, 36,943,161 and 33,495,479 shares issued and outstanding at April 30, 2006 and 2005, respectively	364	335
Capital in Excess of Par	137,192	112,512
Accumulated Deficit	(72,417)	(79,827)
Accumulated Other Comprehensive Loss:
Cumulative Translation Adjustment, net of income tax of $0 and $0	(7,726)	(3,506)
Unrealized Loss on Cash Flow Hedges, net of income tax of $0 and $19	(273)	(50)

Total Shareholders’ Equity	57,140	29,464

	$119,268	$118,467

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended April 30,
	2006 (As restated, see Note 2)	2005	2004
Sales	$205,432	$172,966	$132,861
Cost of Sales	111,276	106,943	82,803

Gross Margin	94,156	66,023	50,058

Operating Expenses:
Marketing	33,919	28,371	22,843
Research and Engineering	7,290	5,889	5,873
General and Administrative	33,166	22,849	19,031
Restructuring Charges	1,236	—	2,468
Financial Consulting Charges	—	623	1,520
Gain on Barton Sale	(2,500)	—	—

	73,111	57,732	51,735

Operating Income (Loss)	21,045	8,291	(1,677)
Interest Expense	(1,664)	(20,342)	(12,759)
Interest Income	405	106	137
Fair Value Adjustment on Warrants Issued	(6,915)	(274)	—
Other Income, net	310	1,979	8,121

Income (Loss) Before Provision for Income Taxes	13,181	(10,240)	(6,178)
Provision for Income Taxes	(5,183)	(1,934)	(4,490)

Income (Loss) from Continuing Operations	7,998	(12,174)	(10,668)
Income (Loss) from Operations of Discontinued Operations, Net of Income Tax of $488, $731, and $459	966	(9,023)	(1,256)
(Loss) Gain on Sale of Discontinued Operations, Net of Income Tax of $334, $0 and $0	(1,554)	—	650

Net Income (Loss)	$7,410	$(21,197)	$(11,274)

Income (Loss) Per Share
Basic
Income (Loss) from Continuing Operations	$.23	$(.69)	$(.69)
Discontinued Operations, Net of Income Tax	(.02)	(.50)	(.04)

Net Income (Loss)	$.21	$(1.19)	$(.73)

Diluted
Income (Loss) from Continuing Operations	$.22	$(.69)	$(.69)
Discontinued Operations, Net of Income Tax	(.02)	(.50)	(.04)

Net Income (Loss)	$.20	$(1.19)	$(.73)

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended April 30,
	2006 (As restated, see Note 2)	2005	2004
Cash Flows from Operating Activities:
Net Income (Loss)	$7,410	$(21,197)	$(11,274)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:
Depreciation and Amortization	3,327	5,109	6,167
Deferred Income Taxes	1,112	(198)	646
Gain on Sale of Equity Securities	—	—	(2,618)
Write-off of Capitalized Bank Fees and Debt Discount	—	6,815	—
Fair Value Adjustment on Warrants Issued	6,915	274	—
Provision for Slow Moving and Obsolete Inventory	554	—	—
Stock Compensation	4,736	1,585	763
Impairment Charges	—	9,064	—
Net loss (gain) on Disposal and Write-Down of Operating Assets	1,554	—	963
Foreign Currency (Gains) Losses	(1,939)	(1,443)	(2,791)
Amortization of Debt Discount	—	1,112	907
Gain on Barton Sale	(2,500)	—	—
Other	369	419	35
Changes in Operating Assets and Liabilities:
Receivables	(4,733)	2,094	(3,645)
Inventories	(7,634)	3,048	14,812
Prepaid Expenses	406	(2,745)	(300)
Other Current Assets	(584)	(238)	2,435
Other Long-Term Assets	1,079	1,268	981
Accounts Payable	2,874	5,255	2,366
Accrued Payroll and Related Liabilities	656	1,607	3,028
Deferred Revenue	1,869	1,491	(2,059)
Customer Deposits	2,649	6,024	(436)
Other Accrued Liabilities and Other Accrued Taxes	3,659	4,414	1,731
Other Long-Term Liabilities	(1,167)	(1,678)	526

Cash Provided by Operating Activities	20,612	22,080	12,237

Cash Flows From Investing Activities:
Expenditures On Property and Equipment	(2,357)	(1,762)	(5,863)
Proceeds from Sale of Equity Securities	—	—	3,275
Cash Received in Sale of Business, Net of Cash Sold	10,119	—	1,837
Proceeds from Sale of Customer List	2,500	—	—
Proceeds from Sale of Property and Equipment	175	783	—
Restricted Cash	496	1,758	(2,156)
Other	148	31	500

Cash Provided by (Used in) Investing Activities	11,081	810	(2,407)

Cash Flows from Financing Activities:
(Repayments) Borrowings Under Notes Payable, net	(545)	(5,633)	3,697
Payments on Senior Credit Agreement	(59,294)	(82,607)	(46,530)
Borrowings on Senior Credit Agreement	49,599	52,321	30,087
Payments of Long-Term Obligations	(116)	(49,023)	(1,054)
Borrowings on Long-Term Obligations	—	4,079	1,200
Proceeds from Issuance Of Common Stock and Warrants	—	59,287	—
Proceeds from Exercise of Options and Warrants	4,634	107	—
Dividends to Minority Joint Venture Partner	(989)	—	—

Cash Used in Financing Activities	(6,711)	(21,469)	(12,600)

Effect of Exchange Rate Changes	(1,772)	(179)	(541)

Increase (Decrease) in Cash And Cash Equivalents	23,210	1,242	(3,311)
Cash and Cash Equivalents at Beginning of Period	12,976	11,734	15,045

Cash and Cash Equivalents at End of Period	$36,186	$12,976	$11,734

Supplemental Disclosures of Cash Flow Information
Cash Paid during the Year for:
Interest	$903	$9,810	$7,472
Income Taxes	1,674	2,970	2,940
Supplemental Disclosures of Noncash Investing and Financing Activities
Capitalization of Interest on Long-Term Obligations	$—	$7,061	$7,875
Issuance of compensatory common stock on executive incentive compensation plan	799	757	—
Capital Lease Obligations	238	167	—
Note received in sale of Avure Business	1,313	—	—
Classification of PIPE warrants to additional paid-in capital	13,611	—	—
Accounts Receivable for Warrants and options exercised	1,086	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Common Stock		Capital In Excess of Par	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss )	Total Shareholders’ Equity (Deficit)
	Shares	Par Value
Balances, April 30, 2003	15,359	$154	$53,925	$(47,356)	$(764)	$5,959
Components of Comprehensive Loss:
Net Loss				(11,274)		(11,274)
Reclassification Adjustment for Sale of Equity Securities, Net of Income Tax of $0					(809)	(809)
Unrealized Gain on Cash Flow Hedges, Net of Income Tax of $277					713	713
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $23					58	58
Cumulative Translation Adjustment, Net of Income Tax of $0					(3,627)	(3,627)

Total Comprehensive Loss						(14,939)

Stock Compensation	151	2	761			763

Balances, April 30, 2004	15,510	156	54,686	(58,630)	(4,429)	(8,217)
Components of Comprehensive Loss:
Net Loss				(21,197)		(21,197)
Unrealized Loss on Cash Flow Hedges, Net of Income Tax of $133					(343)	(343)
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $15					38	38
Cumulative Translation Adjustment, Net of Income Tax of $0					1,178	1,178

Total Comprehensive Loss						(20,324)

Issuance of Common Stock	17,473	175	52,690			52,865
Issuance of Warrants			2,690			2,690
Stock Compensation	512	4	2,446			2,450

Balances, April 30, 2005	33,495	335	112,512	(79,827)	(3,556)	29,464
Components of Comprehensive Income:
Net Income (restated)				7,410		7,410
Unrealized Loss on Cash Flow Hedges, Net of Income Tax of $0					(715)	(715)
Reclassification Adjustment for Settlement of Cash Flow Hedges, net of income tax of $0					492 *	492 *
Reclassification of Avure Business Cumulative Translation Adjustment to Income, Net of Income Tax of $0					(3,053)	(3,053)
Cumulative Translation Adjustment, Net of Income Tax of $0 (restated)					(1,167)	(1,167)

Total Comprehensive Income (restated)						2,967

Exercise of Warrants & Options	2,925	24	5,695			5,719
Reclass Warrant Liability to Capital In Excess of Par			13,611			13,611
Stock Compensation	523	5	5,374			5,379

Balances, April 30, 2006 (restated)	36,943	$364	$137,192	$(72,417)	$(7,999)	$57,140

*	The amount includes $448 related to the discontinued operations and was transferred to the purchaser of Avure Business on October 31, 2005 (see Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended April 30, 2006

(All tabular dollar amounts in thousands, except per share and option amounts)

Note 1—The Company and Summary of Significant Accounting Policies:

Operations and Segments

Flow International Corporation (“Flow” or the “Company”) designs, develops, manufactures, markets, installs and services ultrahigh-pressure (“UHP”) water pumps and UHP water management systems. Flow’s core competency is UHP water pumps. Flow’s UHP water pumps pressurize water from 40,000 to 87,000 pounds per square inch (psi) and are integrated with water delivery systems so that water can be used to cut or clean material. Flow’s products include both standard and specialized waterjet cutting and cleaning systems. In addition to UHP water systems, the Company provides automation and articulation systems. The Company provides technologically-advanced, environmentally-sound solutions to the manufacturing, industrial and marine cleaning markets.

The Company has identified four reportable segments, North America Waterjet, Asia Waterjet, Other International Waterjet (together known as Waterjet) and Applications (previously called “Other”). See Note 19 for detailed information on the reportable segments.

Principles of Consolidation

The consolidated financial statements include the accounts of Flow International Corporation and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” as revised in December 2003 by FIN 46R. The rule requires that companies consolidate a variable interest entity (“VIE”) if the company is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the entity’s residual returns or both. Based upon the Company’s analysis, the Company is associated with one VIE, Flow Autoclave Systems (“Autoclave”), and has determined that it is the primary beneficiary and should, therefore, continue to include the VIE in its consolidated financial statements. Autoclave is a joint venture with an unrelated third party. None of Autoclave’s assets are collateralized on behalf of its obligations and the general creditors of Flow Autoclave do not have any recourse to the Company. The implementation of FIN 46R in the fourth fiscal quarter of 2004 had no effect on the consolidated financial statements. Autoclave was subsequently sold on October 31, 2005 (see Note 3).

Revenue Recognition

The Company recognizes revenue for sales of UHP waterjet pumps, consumables, services, and billing for freight charges, in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements” and EITF Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company adopted EITF 00-21 during the second quarter of fiscal 2004. Additionally, because the FlowMaster software is essential to the functionality of the Company’s waterjet systems, the Company recognizes revenue on sales of waterjet systems in accordance with Statement of Position 97-2 (“SOP 97-2”), “Software Revenue Recognition.” Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed to the customer, the price is fixed or determinable, and collectibility is reasonably assured, or probable in the case of sale of waterjet systems. Generally, sales revenue is recognized at the time of shipment, receipt by customer, or, if applicable, upon completion of customer acceptance provisions.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unearned revenue is recorded for products or services that have not been provided but have been invoiced under contractual agreements or paid for by a customer, or when products or services have been provided but all the criteria for revenue recognition have not been met.

For those arrangements with multiple elements, the arrangement is divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is vendor specific objective and reliable evidence of the fair value of the undelivered items. For contract arrangements that combine deliverables such as systems with embedded software, and installation, each deliverable is generally considered a single unit of accounting or element. The consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. The amount allocable to a delivered item is limited to the amount that the Company is entitled to bill and collect and is not contingent upon the delivery/performance of additional items. In cases where there is objective and reliable evidence of the fair value of the undelivered item in an arrangement but no such evidence for the delivered item, the residual method is used to allocate the arrangement consideration.

For complex aerospace and automation systems designed and manufactured to buyers’ specification, the Company recognizes revenues using the percentage of completion method in accordance with Statement of Position 81-1 (“SOP 81-1”), “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Typical lead times can range from six to 18 months. Sales and profits on such contracts are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (the “cost-to-cost” method). Losses on contracts are recognized in the period in which they are determined. The impact of revisions of contract estimates is recognized as a cumulative change in estimate in the period in which the revisions are made.

Shipping revenues and expenses are recorded in revenue and cost of goods sold, respectively.

Cost of Sales

Cost of sales is generally recognized when products are shipped or services are delivered. In the case of waterjet systems, cost of sales for delivered systems is recognized in the period when the revenue for all or portion of the waterjet system sale is recognized. Cost of sales includes direct and indirect costs associated with the manufacture, installation and service of the Company’s systems and consumable parts sales. Direct costs include material and labor, while indirect costs include, but are not limited to, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of our distribution network.

Advertising Expense

The Company incurs advertising expense including online and offline costs to promote its brands. For the years ended April 30, 2006, 2005 and 2004, the advertising expense was $846,000, $690,000 and $419,000, respectively.

Cash Equivalents and Restricted Cash

The Company considers highly liquid short-term investments with original or remaining maturities from the date of purchase of three months or less, if any, to be cash equivalents. The Company’s cash consists of demand deposits in large financial institutions. At times, balances may exceed federally insured limits.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company may, at times, pledge cash as security for customer or other commitments. These amounts are shown separately on the balance sheets and classified as current or non-current assets according to the amount of time remaining until the expiration of the underlying commitments.

Inventories

Inventories are stated at the lower of cost, determined by using the first-in, first-out method, or market. Costs included in inventories consist of materials, labor and manufacturing overhead, which are related to the purchase or production of inventories.

Property and Equipment

Property and equipment are stated at the lower of cost or net realizable value. Additions, leasehold improvements and major replacements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets, which range from three to 11 years for machinery and equipment; three to nine years for furniture and fixtures and 19 years for buildings. Leasehold improvements are amortized over the shorter of the related lease term, or the life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standard 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” the Company does not amortize goodwill or intangible assets with indefinite lives. Goodwill and intangible assets with indefinite lives are tested for impairment at each year end, or more frequently, if a significant event occurs. Intangible assets with a finite life are tested for impairment when events or change in circumstances indicate the carrying value may not be recoverable. To test goodwill for impairment, the Company compares the fair value of its reporting units, and, if necessary, the implied fair value of goodwill, with the corresponding carrying values. If necessary, the Company records an impairment charge for any shortfall. The Company determines the fair value of its reporting units using a discounted cash flow model and uses other measures of fair value, such as purchase prices offered by potential buyers of businesses that might be sold, if they are viewed as better indicators of fair value. In accordance with SFAS 142, the Company conducted its annual impairment review of goodwill as of April 30 on its continuing operations and concluded that no impairment charges were incurred for the years ended April 30, 2006, 2005 and 2004. Regarding fiscal 2005, in view of the possibility of the sale of its North America and International Press reportable segments as well as the non ultrahigh-pressure portion of its Food reportable segment (the “Avure Business” or “Discontinued Operations”), the Company determined that it was not appropriate to carry forward previous years’ valuations of the reporting units in these reportable segments that carried goodwill. The Company, therefore, updated its estimates of fair value of the reporting units based on the offer prices it had received from potential purchasers of the businesses. This exercise indicated that the fair value of the reporting units was less than carrying value and that their goodwill was fully impaired. Consequently, the Company recorded a full impairment charge of $9.1 million of goodwill related to the Company’s North America and International Press reportable segments and the charge was reflected in the Loss from Operations of Discontinued Operations for the year ended April 30, 2005.

Intangible assets consist of acquired and internally developed patents and trademarks. Trademarks have an indefinite life and are not amortized. Trademarks included in intangible assets were $405,000 and $338,000 at April 30, 2006 and 2005, respectively, of which $24,000 relate to Discontinued Operations’ balance as of

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

April 30, 2005. The Company capitalizes application fees, license fees, legal and other costs of successfully defending a patent from infringement. The remaining costs are expensed as incurred. Patents are amortized on a straight-line basis over the legal life of the underlying patents. The total carrying amount of patents included in intangible assets was $4,044,000 and $27,660,000 at April 30, 2006 and 2005, respectively, of which $23,776,000 related to Discontinued Operations’ balances as of April 30, 2005. Accumulated amortization was $1,276,000 and $13,354,000 at April 30, 2006 and 2005, respectively, of which $12,037,000 related to Discontinued Operations’ balances as of April 30, 2005. Amortization expense for intangible assets with definite lives for continuing operations for the years ended April 30, 2006, 2005 and 2004 amounted to $131,000, $364,000 and $309,000, respectively. The estimated annual amortization expense is $294,000 for continuing operations for each year through April 30, 2009.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets is assessed for impairment by evaluating operating performance and estimated future undiscounted cash flows of the underlying assets. If the sum of the expected future net cash flows of an asset is less than its carrying value an impairment charge is required. Impairment charges are recorded to the extent that an asset’s carrying value exceeds fair value. No impairment charges were incurred for the years ended April 30, 2006, 2005 and 2004.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, trade accounts receivable, accounts payable, debt, customer deposits and foreign currency hedge contracts. The carrying amount of all financial instruments on the balance sheet as of April 30, 2006 and 2005 approximates fair value.

Concentration of Credit Risk

In countries or industries where the Company is exposed to significant credit risk, sufficient collateral, including cash deposits and/or letters of credit, is required prior to the completion of a transaction. The Company does not believe there is a material credit risk beyond that provided for in the consolidated financial statements in the ordinary course of business. The Company makes use of foreign exchange contracts to cover some transactions denominated in foreign currencies, and does not believe there is an associated material credit or financial statement risk.

Credit risks are mitigated by the diversity of customers in our customer base across many different geographic regions and performing creditworthiness analyses on such customers. The Company is not dependent on any single customer and no single customer accounted for 10% or more of revenues during any of the three years ended April 30, 2006. Some of the customers are contractors to The Boeing Company (“Boeing”) and are purchasing from the Company equipment for certain projects awarded to them by Boeing. Boeing-related revenue is $21.6 million in fiscal 2006 which is in excess of 10% of the consolidated revenue due in part to equipment related to the Boeing 787 project initiated in fiscal 2005. As of April 30, 2006 and 2005, the Company does not believe that it has any significant concentrations of credit risk.

Warranty Liability

Products are warranted to be free from material defects for a period of one year from the date of installation. Warranty obligations are limited to the repair or replacement of products. Warranty liability is recorded at time

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the sale. The Company’s warranty accrual is reviewed quarterly by management for adequacy based upon recent shipments and historical warranty experience. Credit is issued for product returns upon receipt of the returned goods, or, if material, at the time of notification and approval.

Product Liability

The Company is obligated under terms of its product liability insurance contracts to pay all costs up to deductible amounts. These costs are reported in General and Administrative expenses and include insurance, investigation and legal defense costs.

Health Benefits

Starting fiscal 2006, the Company is self insured for the cost of employee group health insurance. Each reporting period, the Company records the costs of its health insurance plan including paid claims, the change in the estimate of incurred but not reported (“IBNR”) claims, taxes and administrative fees (collectively the “Plan Cost”). For the year ended April 30, 2006, Plan Cost was approximately $2.1 million, and the total accrual, including IBNR, which is included in wages and benefits payable, was $234,000.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been measured and translated in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. The local currency is the functional currency for all operations outside of the United States. Assets and liabilities are translated at year-end rates. Income and expense accounts are translated at the average rates in effect during the period. Net exchange gains and losses resulting from the use of different exchange rates from period to period are included in other comprehensive income in shareholders’ equity.

Assets and liabilities (including inter-company accounts that are transactional in nature) of the Company which are denominated in currencies other than the functional currency of the entity are translated based on current exchange rates and gains or losses are included in the statements of operations.

Research and Engineering

The majority of research and engineering expenses are related to research and development efforts undertaken by the Company which are expensed as incurred. Research and development expenses were $6.7 million, $5.5 million and $5.6 million for fiscal 2006, 2005 and 2004.

Other Income, net

Other Income, net consists of the following:

	Year Ended April 30,
	2006	2005	2004
Net realized foreign exchange gain	$19	$2,826	$915
Net unrealized foreign exchange gain (loss)	55	(772)	3,960
Realized gain on sale of equity securities	—	—	2,618
Other	236	(75)	628

Total	$310	$1,979	$8,121

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basic and Diluted Income (Loss) Per Share

Basic income (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share represents net income (loss) available to common shareholders divided by the weighted average number of shares outstanding including the potentially dilutive impact of stock options, where appropriate. Common stock equivalents include stock options and warrants. Potential common share equivalents of stock options and warrants are computed by the treasury stock method and are included in the denominator for computation of earnings per share if such equivalents are dilutive.

The following table sets forth the computation of basic and diluted loss per share for the years ended April 30, 2006, 2005 and 2004:

	Year Ended April 30,
	2006	2005	2004
Numerator:
Income (loss) from continuing operations	$7,998	$(12,174)	$(10,668)

Denominator:
Denominator for basic income (loss) per share—weighted average shares	34,676	17,748	15,415
Dilutive potential common shares from employee stock options	230	—	—
Dilutive potential common shares from warrants	1,371	—	—
Dilutive potential common shares from stock compensation plans	374	—	—

Denominator for diluted income (loss) per share—weighted average shares and assumed conversions	36,651	17,748	15,415

Basic income (loss) per share from continuing operations	$.23	$(.69)	$(.69)
Diluted income (loss) per share from continuing operations	$.22	$(.69)	$(.69)

There were 2,034,546 and 2,089,412 of potentially dilutive common shares from employee stock options and 3,219,245, and 860,000 of potentially dilutive shares from warrants which have been excluded from the diluted weighted average share denominator for fiscal 2005 and 2004, respectively, as their effect would be anti-dilutive.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company maintains several stock-based employee compensation plans and accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based employee compensation cost is reflected in the Company’s net income (loss) to the extent options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation”. No options were granted in fiscal 2006. The weighted-average fair values at the date of grant for options granted were estimated using the Black-Scholes option-pricing model, based on the following assumptions: (i) no expected dividend yields for fiscal years 2005 and 2004; (ii) expected volatility rates of 62.7% and 61.8% for fiscal 2005 and 2004, respectively; and (iii) expected lives of six years for fiscal 2005 and 2004. The risk-free interest rate applied to fiscal 2005 and 2004 was 3.8% and 3.9%, respectively.

	Year Ended April 30,
	2006	2005	2004
Net income (loss), as reported	$7,410	$(21,197)	$(11,274)
Add: Stock compensation included in net income (loss), net of related tax effects	5,602	1,046	504
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax related effects	(2,704)	(1,090)	(878)

Pro forma net income (loss)	$10,308	$(21,241)	$(11,648)

Net income (loss) per share—basic:
As reported	$0.21	$(1.19)	$(0.73)
Pro forma	$0.30	$(1.20)	$(0.76)
Net income (loss) per share—diluted:
As reported	$0.20	$(1.19)	$(0.73)
Pro forma	$0.28	$(1.20)	$(0.76)

The Company is required to adopt SFAS No. 123R, “Share-Based Payment (Revised 2004) at the beginning of its fiscal year 2007. See Note 20 for additional information on the anticipated impact of adoption of this standard.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

In the consolidated statement of operations for fiscal 2005, the “fair value adjustment on warrants issued” was included as part of “other income, net”. For fiscal 2006, the amount was shown as a separate line item and the prior year presentation was conformed.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Restatement

Restatement No. 1

Subsequent to the issuance of the Company’s 2006 consolidated financial statements, management determined that the accompanying consolidated financial statements should be restated. On September 11, 2006, the Company announced that it had received information alleging that certain sales of Nanojets by its Asia Waterjet segment were recognized in the wrong period. The Board of Directors instructed the Audit Committee of the Board of Directors to investigate allegations concerning revenue recognition errors and any related matters. The Audit Committee appointed independent counsel to conduct the investigation, and an independent accounting firm was retained by the independent counsel. The investigation began promptly following the receipt of the allegations and the Audit Committee and Board of Directors adopted the conclusions in the final report in early January 2007.

The investigation found that, in connection with the sale of Nanojet machines, $1,958,000 of revenue was recognized by the Asia Waterjet segment in the quarter ended July 31, 2006 that should have been recognized in the fourth quarter of the fiscal year ended April 30, 2006. The improper revenue recognition resulted from violations of Company policies by employees of the Asia Waterjet segment. As such, we have determined that we should restate our previously issued consolidated financial statements for the fiscal year 2006 to recognize revenue of $1,958,000 in the fourth quarter of the fiscal year 2006 for Nanojet machines sold by our Asia Waterjet segment. The adjustments increased Receivables, net by $1,725,000, decreased Deferred Revenue and Other Accrued Liabilities by $260,000 and $109,000, respectively, increased Cumulative Translation Adjustment (CTA) by $27,000 and decreased Cost of Sales by $109,000.

In addition to the adjustments resulting from the investigation in our Asia Waterjet segment, the accompanying consolidated financial statements have also been restated to provide for, net of related tax effects, (i) the effects of the correction of other errors discovered through the additional review procedures performed on the revenue transactions in our Asia Waterjet segment, and (ii) the effects of the correction of other errors discovered in the course of management’s reviews.

•

Management determined through a review of sales transactions that the Asia Waterjet segment was (1) incorrectly accruing for installation costs at time of shipment for which installation had not yet occurred, and (2) overstating the accrual of freight and duty expenses associated with revenue transactions. The effect of these adjustments decreased Other Accrued Liabilities by $1,077,000, Cost of Sales by $1,062,000, and increased CTA by $15,000 as of and for the year ended April 30, 2006.

•

Management performed other review procedures and determined that (1) inventory-in-transit inventory accounts between our consolidated subsidiaries were incorrect due to unreconciled differences related to inventory-in-transit and intercompany account balances, (2) the Company’s North America Waterjet segment was not capitalizing manufacturing variances at one of its subsidiaries, (3) the Company’s North America Waterjet and Applications segments were not consistently clearing, on a timely basis, from Accounts Payable items that had been paid due to incomplete reconciliations, (4) the Company’s North America Waterjet segment incorrectly recorded a system return, and (5) the state income tax net operating loss and the corresponding valuation allowance recorded as a result of the sale of its discontinued operations was incorrect. The effect of these adjustments decreased Receivables, net by $12,000, decreased Inventories by $322,000, decreased Property and Equipment, net by $141,000, decreased Accounts Payable by $393,000, decreased Deferred Revenue by $197,000, increased Revenue by $185,000, and increased Cost of Sales by $70,000 as of and for the year ended April 30, 2006.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts included in the determination of Taxes Payable and Other Accrued Taxes and Tax Expense have been restated to reflect the tax effects of errors identified above. These adjustments decreased Deferred Income Tax Asset by $80,000, increased the Deferred Income Taxes Liability and Other Accrued Taxes by $680,000 and $419,000, increased Provision for Income Taxes by $1,169,000, and decreased CTA by $10,000.

Amounts included in the determination of cash provided by operating activities on the Consolidated Statement of Cash flows for the year ended April 30, 2006 have been restated to reflect the errors identified above.

Additionally, management determined that $2.5 million of proceeds from the August 26, 2005 sale of its customer list to Barton Mines Company (“Barton”) should be reported as cash flows from investing activities rather than cash flows from operating activities. See Note 18 to the Consolidated Financial Statements for further discussion about the transaction with Barton.

The following items in the Consolidated Statements of Operations, and the Consolidated Balance Sheets have been restated by Restatement No. 1 as follows:

	Year Ended April 30, 2006
	As Reported	Restatement No. 1
Selected Consolidated Statement of Operations Data:
Sales	$203,289	$205,432
Cost of Sales	112,377	111,276
Gross Margin	90,912	94,156
Operating Income	17,801	21,045
Income before Provision for Income Taxes	9,937	13,181
Provision for Income Taxes	(4,014)	(5,183)
Income from Continuing Operations	5,923	7,998
Net Income	5,335	7,410
Income per Share:
Basic
Income from Continuing Operations	$.17	$.23
Net Income	$.15	$.21
Diluted
Income from Continuing Operations	$.16	$.22
Net Income	$.15	$.20

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of April 30, 2006
	As Reported	Restatement No. 1
Selected Consolidated Balance Sheet Data:
Receivables, net	$32,480	$34,193
Inventories, net	23,097	22,775
Deferred Tax Asset, current	190	108
Total Current Assets	98,733	100,042
Property and Equipment, net	11,226	11,085
Deferred Income Taxes	246	248
Total Assets	118,098	119,268
Accounts Payable	21,204	20,811
Taxes Payable and Other Accrued Taxes	3,518	4,198
Deferred Income Taxes, current	1,997	2,416
Deferred Revenue	6,779	6,322
Other Accrued Liabilities	7,480	6,294
Total Current Liabilities	58,575	57,638
Total Liabilities	63,065	62,128
Accumulated Deficit	(74,492)	(72,417)
Accumulated Other Comprehensive Loss—CTA	(7,758)	(7,726)
Total Shareholders’ Equity	55,033	57,140
Total Liabilities and Shareholders’ Equity	118,098	119,268

Restatement No. 2

Subsequent to Restatement No. 1, the Company also corrected an error in its fiscal year 2006 Consolidated Statement of Cash Flows to appropriately present a $1,086,000 receivable relating to the exercise of warrants and options as a noncash item rather than as a cash flow from financing activity.

In addition, clerical errors in the segment information disclosure have been corrected (see note 19).

The following table summarizes the effects of Restatement No. 1 and Restatement No. 2 for the Consolidated Statements of Cash Flows.

	As Reported	Restatement No. 1	Restatement No. 2
Selected Consolidated Statement of Cash Flow Data:
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities:
Gain on Barton Sale	$—	$(2,500)	$(2,500)
Changes in Operating Assets and Liabilities:
Other Current Assets	(1,670)	(1,670)	(584)
Cash Provided by Operating Activities	22,180	19,526	20,612
Expenditures on Property and Equipment	(2,498)	(2,357)	(2,357)
Proceeds from Sale of Customer List	—	2,500	2,500
Cash Provided by (Used in) Investing Activities	8,440	11,081	11,081
Proceeds from Exercise of Options and Warrants	5,720	5,720	4,634
Cash Used in Financing Activities	(5,625)	(5,625)	(6,711)
Supplemental Disclosures of Non Cash Investing and Financing Activities:
Accounts Receivable for Warrants and options exercised	$—	$—	$1,086

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Discontinued Operations

The Company reported one of its subsidiaries as a discontinued operation for the year ended April 30, 2003. This wholly owned subsidiary of the Company was involved in the decommissioning of oil wells. On May 16, 2003, the Company consummated the sale of the subsidiary’s assets, recording proceeds of $1.8 million and a gain on the sale (net of tax) of approximately $650,000. The Company retains no future interest in the subsidiary.

During the second quarter of fiscal 2006, the Board of Directors approved the Company’s plan to sell certain of its non-core businesses as a result of the strategy to divest itself of operations that do not rely upon its core ultra-high-pressure water pump business. On September 30, 2005, the Company entered into an agreement to divest its Avure Business. The sale of the business was consummated on October 31, 2005. The consideration included cash of $6 million, less a working capital adjustment of $951,000, which was received on November 1, 2005, and a promissory note of $8 million payable 90 days after closing at a simple interest rate of 10% per annum, which was received on March 14, 2006. In addition, the Company received a promissory note of $2 million payable 3 years after closing at a simple interest rate of 6% per annum. The $2 million promissory note was reduced by 50% of the transferred pension balance as of October 31, 2005 or $687,500 and is included in Other Assets on the April 30, 2006 Consolidated Balance Sheet.

The purchaser of the Avure Business (“Purchaser”) subsequently claimed that it is entitled to a further working capital adjustment of $1.4 million, which claim the Company has disputed, and the Company and the Purchaser have agreed to resolve this claim in accordance with the procedure agreed on at the time of sale. The Company and the Purchaser have also agreed that the Purchaser shall have a limited right to prepay, at a 12.5% discount, the balance of the promissory note due 3 years after closing. The Company and the Purchaser have further agreed to amend certain terms of the agreement providing for the supply by the Company to the Purchaser of pumps and spare parts. The continuing cash flows are insignificant and the Company will not have significant continuing involvement in the operations of Avure Business.

The Company initially recorded a loss of $1,147,000, net of income taxes of $334,000, on the sale. During the third quarter of its fiscal year 2006, the Company increased its Loss on Sale of Discontinued Operations by $300,000 as its best estimate of the amount to settle the working capital dispute, and by $107,000 as a discount on the 3 year note, for a total of $407,000.

The Company has classified the financial results of its Avure Business as discontinued operations on the Consolidated Statements of Operations for all periods presented. The Consolidated Balance Sheets as of April 30, 2005 and the Consolidated Statements of Cash Flows for the year ended April 30, 2005 and 2004 do not reflect discontinued operations treatment for the Avure Business as the Company has elected not to reclassify its balance sheets or cash flows for this discontinued operation.

Summarized financial information for the Discontinued Operations is set forth below:

	Year Ended April 30,
	2006	2005	2004
Sales	$16,087	$46,399	$44,748
Income (loss) before provision for income taxes	1,454	(8,292)	(861)
Provision for income taxes	(488)	(731)	(395)
Income (loss) from operations of discontinued operations	966	(9,023)	(1,256)

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4—Private Investment in Public Equity

On March 21, 2005, in a Private Investment in Public Equity Transaction (“PIPE Transaction”), the Company sold 17,473,116 equity units at $3.72 per unit for gross proceeds of $65 million, and net proceeds of more than $59 million. A unit consists of one share of common stock and one warrant to buy 1/10th of a share of common stock. Ten warrants give the holder the right to purchase one share of common stock for $4.07.

Under terms of the PIPE Transaction, the Company is required to have the Form S-1, which registers the shares sold in the PIPE Transaction remain effective. If there is a fundamental change in the business, the Company may be required to amend the Form S-1. If the time required to prepare such amendments makes the registration statement unavailable for the sale of PIPE shares for more than 40 days (not necessarily consecutive), the Company will be subject to a cash penalty of up to $650,000 per month for each month the registration statement is not effective.

Under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), the fair value of the warrants issued under the PIPE Transaction were reported initially as a liability and marked to fair value on the Statement of Operations at each reporting period due to the requirement to net-cash settle the transaction until the Company’s Form S-1 is declared effective. The reason for this treatment is that there were cash payment penalties of 1% of the gross proceeds per month ($650,000) had the Form S-1 not been declared effective prior to March 10, 2006. The Form S-1 registration statement was declared effective on February 22, 2006. Upon effectiveness of the Form S-1, these amounts were reclassified into Capital in Excess of Par in the Equity section of the Consolidated Balance Sheets. At April 30, 2005, the warrant of $6.7 million was included in current liabilities. There is no warrant liability as of April 30, 2006.

On April 20, 2006, the Company announced its intention to convert to common stock all remaining common stock warrants issued in connection with PIPE Transaction. The terms of the warrants allow the Company to force conversion of outstanding warrants to common stock if certain conditions are met. One of the conditions was that the closing price for the Company’s stock for each of the 20 consecutive trading days prior to the date of the notice of conversion exceeds $8.14. This condition was satisfied in April 2006. Another condition is that the shares issuable upon exercise of the warrants must be registered, a condition that was satisfied when the Company’s Form S-1 registration statement was declared effective on February 22, 2006. Pursuant to the terms of the warrants, the exercise date was April 28, 2006, the fifth trading day following the day the Company notified the warrant holders of the conversion. The warrant holders had the option of completing the conversion on a cash or cashless basis. For those warrant holders opting for the cashless exercise, we issued 334,054 shares. For those warrant holders opting for the cashless exercise, the conversion of the warrants to common stock has been completed with each warrant holder receiving a number of shares based on the formula set forth in the warrant. The Company received $3.6 million from warrant holders that converted on a cash basis and issued 886,443 shares. At April 30, 2006, there are 403,300 warrants outstanding which are exercisable at $4.07 per share since February 22, 2006 when the Form S-1 became effective.

Note 5—Warranty Obligations:

The Company provides for the estimated costs of product warranties at the time the product revenue is recognized. The provisions are based upon historical costs incurred for such obligations adjusted, as necessary, for current conditions and factors. Due to the significant uncertainties and judgments involved in estimating the Company’s warranty obligations, including changing product designs and specifications, the ultimate amount incurred for warranty costs could change in the near term from the current estimate.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the fiscal 2006 and 2005 activity for the Company’s warranty accrual:

Accrued warranty balance as of April 30, 2004	$1,204
Accruals for warranties on fiscal 2005 sales	1,507
Warranty costs incurred in fiscal 2005	(1,001)

Accrued warranty balance as of April 30, 2005	1,710
Accruals for warranties on fiscal 2006 sales	1,483
Sale of Avure Business—see Note 3	(326)
Warranty costs incurred in fiscal 2006	(1,376)

Accrued warranty balance as of April 30, 2006	$1,491

The warranty accrual related to Discontinued Operations was $286,000 as of April 30, 2005.

Note 6—Derivative Financial Instruments:

The Company follows Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses derivative instruments to manage exposures to foreign currency risks. The Company’s objective for holding derivatives is to minimize foreign currency fluctuation risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not enter into speculative hedges. Counterparties to the Company’s derivative financial instruments are credit worthy major financial institutions. The Company has not experienced any losses due to counterparty default.

Certain forecasted transactions and assets are exposed to foreign currency risk. The Company monitors its foreign currency exposures regularly to maximize the overall effectiveness of its foreign currency hedge positions. In fiscal 2006, the Company was awarded two aerospace contracts to be paid in Eurodollars. In order to mitigate the foreign exchange risk between US Dollar and Eurodollars, the Company entered into two derivative instruments on December 16, 2005 and March 27, 2006 with total notional amounts of $7.3 million and $4.4 million, respectively. These foreign exchange contracts expire at various times through June 2007.

Hedge ineffectiveness, determined in accordance with SFAS 133, had no impact on earnings for the years ended April 30, 2006, 2005 and 2004. No fair value hedges or cash flow hedges were derecognized or discontinued for the years ended April 30, 2006, 2005 and 2004.

Derivative gains or losses included in OCI are reclassified into earnings each period as the related transactions are recognized into earnings. $44,000 was transferred from OCI into earnings during the year ended April 30, 2006.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As noted in Note 21 Subsequent Event, the Company cancelled the related hedges in June 2006 and discontinued hedge accounting prospectively in accordance with SFAS 133, and as a result, the Company recorded a total of $206,000 in Other Expense related to these hedges in its fiscal 2007.

Note 7—Investments and Related Party Transactions:

In January 2004, the Company sold its investment in marketable securities of WGI Heavy Minerals (WGI) for $3.3 million and realized a gain of $2.6 million on the transaction which is reflected in Other Income, net on the Consolidated Statement of Operations for the year ended April 30, 2004. All proceeds were used to pay down outstanding borrowings and permanently reduce the available borrowing capacity of the senior credit facility.

Arlen I. Prentice, a director, is Chief Executive Officer of Kibble & Prentice, Inc., a company that, together with its wholly owned subsidiary, provides insurance brokerage and employee benefits, administrative and consulting services to the Company. Premium payments for insurance coverage that Kibble & Prentice, Inc. passes on to the underwriters have totaled $2.4 million, $1.0 million and $2.4 million for the fiscal years ended April 2006, 2005 and 2004, respectively. These amounts included commissions of $281,809, $227,539 and $219,302, respectively.

Note 8—Receivables:

Receivables consist of the following:

	April 30,
	2006	2005
Trade Accounts Receivable	$31,841	$37,157
Unbilled Revenues	5,219	5,027

	37,060	42,184
Less Allowance for Doubtful Accounts	2,867	3,859

	$34,193	$38,325

Unbilled revenues do not contain any amounts which are expected to be collected after one year. Receivables from Discontinued Operations were $11,831,000 as of April 30, 2005.

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on existing receivables. The Company determines the allowance based on historical write-off experience and current economic data. The allowance for doubtful accounts is reviewed quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged against the allowance when the Company determines that it is probable the receivable will not be recovered.

Note 9—Inventories:

Inventories consist of the following:

	April 30,
	2006	2005
Raw Materials and Parts	$13,450	$12,567
Work in Process	2,042	4,799
Finished Goods	7,283	6,852

	$22,775	$24,218

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories of Discontinued Operations were $6,150,000 as of April 30, 2005 and are included in amounts shown above.

Note 10—Property and Equipment:

Property and Equipment are as follows:

	April 30,
	2006	2005
Land and Buildings	$6,122	$6,211
Machinery and Equipment	21,894	34,442
Furniture and Fixtures	2,376	4,576
Leasehold Improvements	7,223	7,827
Construction in Progress	785	241

	38,400	53,297
Less Accumulated Depreciation and Amortization	27,315	40,663

	$11,085	$12,634

Property and equipment of Discontinued Operations were $1,680,000 as of April 30, 2005 and are included in amounts shown above.

Assets held under capitalized leases and included in property and equipment are $573,000 and $353,000, less accumulated depreciation of $221,000 and $110,000 as of April 30, 2006 and 2005, respectively.

Note 11—Long-Term Obligation and Notes Payable:

Long-term obligations are as follows:

	April 30,
	2006	2005
Credit Agreement	$—	$9,695
Term Loans Payable	4,702	5,921

	4,702	15,616
Less Current Portion	(928)	(9,912)

	$3,774	$5,704

Notes Payable	$2,319	$3,531

Debt of Discontinued Operations was $2,450,000 as of April 30, 2005 and was included in Notes Payable.

On July 8, 2005, the Company signed a new three year credit agreement (“Agreement”). The Agreement provides for a revolving line of credit of up to $30.0 million with a maturity date of August 1, 2008 and is collateralized by a general lien on all of the Company’s assets. Certain subsidiaries guaranteed the Company’s line of credit under the Agreement. Interest rates under the Agreement are at LIBOR plus a percentage depending on the Company’s leverage ratios, or at the Bank of America’s prime rate in effect from time to time, at the Company’s option. LIBOR and the prime rate at April 30, 2006 were 5.0% and 7.75%, respectively. The Agreement requires compliance with funded debt, tangible net worth and liquidity ratios. The Company also pays an annual letter of credit fee equal to 1.5% of the amount available to be drawn under each outstanding letter of

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credit. The annual letter of credit fee is payable quarterly in arrears and varies depending on the Company’s leverage ratio. In addition, the Agreement includes a subjective acceleration clause which permits the lenders to demand payment in the event of a material adverse change. The prior credit agreement, however, included a process whereby the Company’s current excess cash receipts directly reduced the outstanding senior credit facility balance. Therefore, at April 30, 2005, the balance outstanding was classified as a current liability. The Agreement does not include this provision, therefore, any outstanding balance would be classified in Long-Term Obligations.

As of April 30, 2006, the Company had $22.7 million of domestic unused line of credit, net of $7.3 million in outstanding letters of credit.

The Company was in compliance with all covenants as of April 30, 2006.

The Company also has leases for office equipment on which it owes outstanding principal of $337,000. This total amount is shown under Term Loans Payable as of April 30, 2006, of which $134,000 is current.

The Company has obtained a seven-year collateralized long-term loan, expiring in 2011, in the amount of 145 million New Taiwanese Dollars (US$4.5 million at April 30, 2006) bearing interest at an annual rate of 3.105%. The loan is collateralized by the Company’s recently completed manufacturing facility. In June 2004, the Company borrowed $4.1 million against this facility and repatriated $3.5 million to the U.S. to reduce amount outstanding under the senior credit facility. The balance of $4.4 million at April 30, 2006 is included in Term Loans Payable, of which $794,000 is current.

The Company also has four unsecured credit facilities in Taiwan with a commitment totaling 228 million New Taiwanese Dollars (US $7.1 million at April 30, 2006), bearing interest at rates ranging from 2.0% to 2.52% per annum. The credit facilities have maturities between 12 and 36 months and can be extended for like periods, as needed, at the bank’s option. At April 30, 2006, all the credit facilities will mature within one year and the balance outstanding under these credit facilities amounts to US $2.3 million, which is shown under Notes Payable.

As of April 30, 2005, Notes Payable also included borrowings under a $3.5 million (25 million Swedish Krona) Avure AB line of credit which is collateralized by trade accounts receivable and inventory, at an interest rate of Swedish prime (3.4% at April 30, 2005) plus 0.75%. The line was eliminated with the sale of the Avure Business discussed in Note 3.

Principal payments under all debt obligations for the next five years are as follows: $3,247,000 in 2007, $837,000 in 2008 and 2009, $862,000 in 2010, $838,000 in 2011, and $400,000 thereafter.

Note 12—Income Taxes:

As detailed in Note 2 to the Consolidated Financial Statements, the Company re-evaluated the tax treatment of the sale of its discontinued operations (Avure Business). As a result of this re-evaluation, state income tax net operating loss increased from $15.1 million to $31 million, and the deferred tax asset relating to state income tax net operating losses and corresponding valuation allowance increased by $718,000 and $718,000, respectively. Additionally, the fiscal 2006 state income tax expense decreased $20,000.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of consolidated income (loss) before income taxes and the provision for income taxes are as follows:

	Year Ended April 30,
	2006	2005	2004
Income (Loss) from Continuing Operations Before Provision (Benefit) for Income Taxes:
Domestic	$(5,333)	$(20,161)	$(14,260)
Foreign	18,514	9,921	8,082

Total	$13,181	$(10,240)	$(6,178)

The provision for income taxes from Continuing Operations comprises:

	Year Ended April 30,
	2006	2005	2004
Current:
State and Local	$46	$(18)	$87
Foreign	4,384	1,952	4,011

Total	4,430	1,934	4,098
Deferred	753	—	392

Total	$5,183	$1,934	$4,490

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred tax assets (liabilities) comprise the following:

	April 30, 2006	April 30, 2005
Current:
Accounts receivable allowances	$309	$320
Inventory capitalization	381	164
Obsolete inventory	434	602
Vacation accrual	293	237
Net operating loss carryover	—	923
Business tax credits	423	423
Foreign	108	—
Other	—	—

Current Deferred Tax Assets	1,948	2,669
Unrealized loss	—	(1,639)
Valuation allowance	(1,840)	(1,639)

Total Current Deferred Tax Asset (Liability)	108	(609)

Long-Term:
Fixed assets	835	—
Net operating loss carryover	31,870	32,836
Capital loss	1,561	—
Goodwill	61	393
Foreign taxes	3,039	127
Deferred Compensation	476	—
Undistributed foreign earnings	(3,935)	—
AMT credits	546	564
Foreign	247	—
All other	1,428	877

Long-Term Deferred Tax Asset	36,128	34,797
Fixed assets	—	(58)
Valuation allowance	(35,880)	(33,207)

Total Long-Term Deferred Tax Asset	248	1,532

Deferred Tax Liabilities:
Foreign Withholding Tax	(2,346)	—
Foreign Other	(70)	—

Total Deferred Tax Liabilities:	(2,416)	—

Net Deferred Tax Asset (Liability)	$(2,060)	$923

The Company’s valuation allowance increased by $2.8 million and $10.9 million in fiscal 2006 and 2005, respectively. The 2006 increase included changes of $0.9 million relating to prior years which resulted from changes in the underlying gross deferred tax assets which gave rise to the valuation allowance but did not impact the Company’s Statement of Operations for the year ended April 30, 2006.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes from continuing operations is as follows:

	Year Ended April 30,
	2006	2005	2004
Income taxes at federal statutory rate	34.0%	(34.0)%	(34.0)%
Foreign tax rate differences	(9.9)	(2.4)	10.4
Change in valuation allowances	(51.2)	58.8	(49.3)
State and local tax rate differences	0.2	0.3	0.9
Warrant revaluation	17.8	—	—
Original issue discount amortization	—	(8.4)	5.6
Non deductible meals	0.5	0.1	0.6
Foreign earnings not previously subject to U.S. tax	37.3	—	108.2
Foreign withholding taxes	7.4	2.1	28.2
Impairment charge	—	1.3	—
Executive Compensation	6.9	—	—
Prior year reconciled amounts	(7.0)	—	—
Other	3.3	1.1	2.1

Income tax provision	39.3%	18.9%	72.7%

As of April 30, 2006, the Company had approximately $63.1 million of domestic net operating loss and $31 million of state net operating loss carryforwards to offset certain earnings for federal and state income tax purposes. These net operating loss carryforwards expire between fiscal 2022 and fiscal 2026. Net operating loss carryforwards in foreign jurisdictions amount to $27.3 million and do not expire. The Company also has a capital loss carryover of $4.3 million which expires in 2011. Utilization of net operating losses may be subject to limitation due to ownership changes and other limitations provided by the Internal Revenue code and similar state provisions. If such a limitation applies, the net operating loss may expire before full utilization.

Since 2003, the Company has provided a full valuation allowance against its domestic net operating losses and certain foreign net operating losses. The Company also placed a valuation allowance against certain other deferred tax assets based on the expected reversal of both deferred tax assets and liabilities.

In years prior to fiscal 2004 a provision was not made for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries. In the fourth quarter of fiscal 2004, the Company was no longer able to permanently defer foreign earnings as a result of changes in financing arrangements. As a result, the Company recorded a liability for withholding taxes payable on future repatriation of historical foreign earnings as of April 30, 2006, 2005 and 2004, of $1.0 million, $217,000 and a $1.7 million respectively. In July 2005, the Company repatriated $1.4 million from certain foreign subsidiaries and plans to continue to repatriate additional earnings in the future.

Note 13—Stock-based Compensation Plans:

The Company has stock options outstanding under various option plans described as follows:

1987 Stock Option Plan for Nonemployee Directors (the “1987 Nonemployee Directors Plan”). Approved by the Company’s shareholders in September 1987, the 1987 Nonemployee Directors Plan, as subsequently amended, provided for the automatic grant of nonqualified options for 10,000 shares of Company common stock to a nonemployee director when initially elected or appointed, and the issuance of 10,000 options annually thereafter during the term of directorship. There are no further options being granted under this plan.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1991 Stock Option Plan (the “1991 SO Plan”). The 1991 SO Plan was adopted in October 1991 and amended in August 1993. Incentive and nonqualified stock options up to 700,000 shares could be issued under this plan. There are no shares outstanding as of April 30, 2006.

1995 Long-Term Incentive Plan (the “1995 LTI Plan”). The 1995 LTI Plan was adopted in August 1995. In fiscal 2000, the 1995 LTI Plan was amended to increase the number of shares available for grant to 3,350,000 shares. The 1995 LTI Plan was replaced by the 2005 Plan described below. The remaining options under this plan of 751,157 will be granted under the 2005 Plan.

2005 Equity Incentive Plan (the “2005 Plan”). The 2005 Plan was adopted in September 2005 on approval of the shareholders to attract and retain the most talented employees and promote the growth and success of the business by aligning long-term interests of employees with that of shareholders. The 2005 Plan provides for a pool of 2.5 million shares to be awarded, which includes the 751,157 shares from the 1995 LTI Plan. The Company, at its discretion, may choose to grant the 2.5 million shares in the form of restricted stock units, stock options or stock appreciation rights.

All options become exercisable upon a change in control of the Company. Options generally have a two-year vesting schedule, and are generally granted with an exercise price equal to the fair market value of the Company’s common stock on the date of grant. The maximum term of options is 10 years from the date of grant.

The following chart summarizes the status of the options at April 30, 2006, which expire at various times through 2015:

	1987 Nonemployee Directors Plan	1995 LTI Plan	Total
Number of options outstanding	319,250	922,741	1,241,991
Number of options vested	319,250	870,448	1,189,698
Average exercise price per share of options outstanding	$10.27	$8.44	$8.91

No options were granted in fiscal 2006. The weighted-average fair values at the date of grant for options granted in fiscal 2005 and 2004 were estimated using the Black-Scholes option-pricing model, based on the following assumptions: (i) no expected dividend yields for fiscal years 2005 and 2004; (ii) expected volatility rates of 62.7% and 61.8% for fiscal 2005 and 2004, respectively; and (iii) expected lives of six years for fiscal 2005 and 2004. The risk-free interest rate applied to fiscal 2005 and 2004 was 3.8% and 3.9%, respectively.

The following table summarizes information about stock options outstanding at April 30, 2006:

Range of Exercise Prices	Number Outstanding at April 30, 2006	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at April 30, 2006	Weighted- Average Exercise Price
$2.00 – $7.99	262,888	6.43 years	$4.05	210,595	$4.01
$8.00 – $10.00	285,463	2.71 years	9.14	285,463	9.14
$10.01 – $12.25	693,640	3.86 years	10.66	693,640	10.66

Total:	1,241,991	4.14 years	$8.91	1,189,698	$9.12

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the stock option activity for the years ended April 30:

	2006		2005		2004
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding—beginning of year	2,034,546	$9.49	2,089,412	$9.05	2,500,682	$9.26
Granted during the year:	—	—	21,250	5.92	42,500	2.10
Exercised during the year:	(255,750)	8.20	(44,375)	2.55	—	—
Forfeited during the year:	(536,805)	10.21	(31,741)	8.05	(453,770)	9.53

Outstanding, end of year	1,241,991	$8.91	2,034,546	$9.20	2,089,412	$9.05
Exercisable, end of year	1,200,323	$9.09	1,907,003	$9.49	1,875,299	$9.65
Weighted Average fair value of options granted during each period:		$—		$3.59		$1.26

Besides stock options plans, the Company also maintains several stock-based compensation plans which grant common stock or restricted stock units summarized as follows:

	2006	2005	2004
Shares and units granted during the year	580,200	506,826	157,094
Weighted Average grant-date fair value per share for shares granted during the year	$9.42	$2.91	$3.10

During fiscal 2006, 2005 and 2004 the Company recorded total compensation expense of $5.6 million, $1.6 million and $763,000, respectively, related to various compensatory arrangements which provide common stock or restricted stock units, rather than options, to the Board of Directors and executive management.

Each non-employee Board of Directors member is eligible to receive and is granted common stock worth $30,000 annually.

In July 2003, the Company entered into retention agreements with certain key executives which were intended to provide these individuals with incentives to remain with the Company by providing periodic cash payments and a stock distribution in January 2007. As the Company’s financial condition has improved, thus reducing the risk that key executives will seek other employment, and the Company’s stock price has risen increasing the cost to the Company associated with the equity portion of the retention agreements, the Company Board of Directors approved on January 11, 2006 to terminate these agreements and distribute remaining unpaid amounts. The Company recorded a total of $2.6 million during the year ended April 30, 2006 which included $899,000 from the impact of the acceleration on awards of restricted stock units under these agreements and their termination.

In fiscal 2004, the Company implemented an annual incentive compensation program which pays executive management certain percentages of each executive’s based compensation to 50% in cash and 50% in common stock upon achievement of certain pre-determined performance targets. The Company issued 135,121 shares and 292,800 shares in fiscal 2006 and 2005 for the payout of the fiscal 2005 and 2004 plan, respectively. Total compensation expense recorded in conjunction with this plan amounted to $2.0 million, $2.1 million and $1.8 million for the years ended April 30, 2006, 2005 and 2004, respectively.

The January 2003 employment agreement with the CEO provides for annual restricted stock grants of 45,000 shares. These restricted stock grants vest on the earlier of the achievement of yearly performance targets or 10 years.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the expense components related to the various common stock arrangements for executives and Directors for the three years ended April 30, 2006.

	Year Ended April 30,
	2006	2005	2004
Accrual for annual compensatory stock award to Board members	$240	$247	$270
Executive employment, incentive, and retention contracts	5,362	1,338	493

	$5,602	$1,585	$763

Note 14—Voluntary Pension and Salary Deferral Plan:

The Company has a 401(k) savings plan in which employees may contribute a percentage of their compensation. At its discretion, the Company may make contributions based on employee contributions and length of employee service. In October 2002, the Company discontinued its discretionary match to employees. Effective May 9, 2005, the Board resolved to reinstate employer matching contributions. Company contributions and expenses under the plan for the year ended April 30, 2006 were $815,000. There were no such contributions and expenses in fiscal year 2005 and 2004.

Note 15—Preferred Share Rights Purchase Plan:

On June 7, 1990 the Board of Directors of the Company adopted a Preferred Share Rights Purchase Plan (the “Plan”). The Plan was amended and restated as of September 1, 1999 and amended by Amendments No. 1 and 2 dated October 29, 2003 and October 19, 2004, respectively. Pursuant to the Plan, as amended, a Preferred Share Purchase Right (a “Right”) is attached to each share of Company common stock. The Rights will be exercisable only if a person or group acquires 15% or more of the Company’s common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right entitles shareholders to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock (the “Series B Preferred Shares”) of the Company at a price of $45. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase a number of the acquiring company’s common shares having a value equal to twice the exercise price of the Right. If a person or group acquires 15% or more of the Company’s outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to receive, upon exercise, a number of the Company’s common shares having a value equal to two times the exercise price of the Right. Following the acquisition by a person or group of 10% or more of the Company’s common stock and prior to an acquisition of 50% or more of such common stock, the Board of Directors may exchange each Right (other than Rights owned by such person or group) for one share of common stock or for one one-hundredth of a Series B Preferred Share. Prior to the acquisition by a person or group of 15% of the Company’s common stock, the Rights are redeemable, at the option of the Board, for $.0001 per Right. The Rights expire on September 1, 2009. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the earnings of the Company.

Note 16—Commitments and Contingencies:

Lease Commitments

The Company rents certain facilities and equipment under non-cancelable agreements treated for financial reporting purposes as operating leases. The majority of leases currently in effect are renewable for periods of two to five years. Rent expense under these leases was approximately $2.1 million, $2.4 million, and $2.9 million for the years ended April 30, 2006, 2005 and 2004, respectively.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum rents payable under operating leases for years ending April 30 are as follows:

Year Ending April 30,
2007	$2,438
2008	$1,923
2009	$1,676
2010	$1,694
2011	$1,715
2012 and thereafter	$2,699

$12,145

Product Liability

The Company is subject to product liability claims arising out of the sale of its current and former products. To minimize the financial impact of product liability claims, the Company purchases product liability insurance in amounts and under terms considered acceptable to management.

At any point in time covered by these financial statements, there are outstanding product liability claims against the Company, and incidents are known to management that may result in future claims. Management, in conjunction with internal and external legal counsel, periodically evaluates the merit of all claims, including product liability claims, as well as considering unasserted claims. The Company aggressively defends itself when warranted and applies the accounting and disclosure criteria of SFAS 5, “Accounting for Contingencies” when evaluating its exposure to all claims.

Recoveries, if any, may be realized from indemnitors, codefendants, insurers or insurance guaranty funds. Management, based on estimates provided by the Company’s legal counsel on such claims, believes its insurance coverage is adequate.

Legal Proceedings

At any time, the Company may be involved in certain legal proceedings in addition to the Omax matter described below and the June 2002 incident described in Note 21. The Company’s policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” and related pronouncements. The Company records reserves related to certain legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. Management discloses the facts regarding matters assessed as reasonably possible and potential exposure, if determinable. Costs incurred with defending claims are expensed as incurred. As of April 30, 2006, the Company has accrued its estimate of the probable liabilities for the settlement of these claims.

Omax Corporation (“Omax”) filed suit against the Company on November 18, 2004. The case, Omax Corporation v. Flow International Corporation, United States District Court, Western Division at Seattle, Case No. CV04-2334, was filed in federal court in Seattle, Washington. The suit alleges that the Company’s products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting.” The suit also seeks to have the Company’s Patent No. 6,766,216

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid, unenforceable and not infringed. The Company has brought claims against Omax alleging certain of their products infringe its Patent No. 6,766,216. Omax manufactures waterjet equipment that competes with the Company’s equipment. Both the Omax and the Company’s patents are directed at the software that controls operation of the waterjet equipment. Although the Omax suit seeks damages of over $100 million, the Company believes Omax’s claims are without merit and the Company intends not only to contest Omax’s allegations of infringement but also to vigorously pursue its claims against Omax with regard to its own patent. The outcome of this case is uncertain, and an unfavorable outcome is possible. Accordingly, the Company has not provided any loss accrual related to the Omax lawsuit as of April 30, 2006. The Company has spent, and expect to continue to spend, considerable amounts on this case.

Other Legal Proceedings—The Company does not believe these proceedings will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Note 17—Restructuring Charges

In fiscal 2005, the Company completed the execution of a restructuring plan, begun in May 2003, intended to return the Company to profitability through reductions in headcount, consolidation of facilities and operations, and closure or divestiture of selected operations.

In June 2005, under a new initiative, the Company announced the closing and relocation of its Wixom, Michigan business to its Burlington, Ontario facility. The Company terminated 25 employees and recorded associated severance benefits of $175,000 which were paid in the first six months of fiscal 2006. In October 2005, once the facility was vacated, the Company recorded restructuring charges related to lease termination costs of $278,000, net of expected sublease income, and wrote off leasehold improvements of $108,000 related to this leased space.

During the fourth quarter of fiscal 2006, the Company reassessed its lease accrual as it has been unsuccessful in its efforts to sublease the vacated facility and increased the accrual by $575,000 which represents the remaining lease payments as well as other lease charges related to the facility which will remain vacant until the termination of the lease.

The remaining accrued facility exit costs for all segments of $915,000, which consist of long-term lease commitments, net of expected sublease income for selected facilities, will be paid primarily over the next two years.

The following table summarizes accrued restructuring activity (in thousands):

	North America	Other International	Applications		Discontinued Operations		Consolidated
	Facility Exit Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Severance Costs	Facility Exit Costs	Severance Benefits	Facility Exit Costs	Total
Balance, April 30, 2004	$139	$333	$—	$—	$244	$191	$244	$663	$907
Restructuring charge	—	—	—	—	120	119	120	119	239
Cash payments	(36)	(49)	—	—	(277)	(68)	(277)	(153)	(430)

Balance, April 30 2005	103	284	—	—	87	242	87	629	716
Restructuring charge	—	—	175	1,061	—	—	175	1,061	1,236
Cash payments	(36)	(120)	(175)	(245)	(87)	(40)	(262)	(441)	(703)
Noncash settlements	—	—	—	(132)	—	(202)	—	(334)	(334)

Balance, April 30 2006	$67	$164	$—	$684	$—	$—	$—	$915	$915

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Gain on Barton Sale

On August 26, 2005, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Barton Mines Company (“Barton”) to sell Barton the Company’s customer list for $2.5 million in cash at closing and recognized a gain of $2.5 million. In addition, the Purchase Agreement gives Barton the right to sell abrasive to the Company’s customers for future annual payments of up to $250,000 for the next three years based on achievement of system sales targets and royalty payments for systems sold over the next 10 years. The Company recognized revenue of $250,000 related to the annual payment and $198,000 related to the royalty payment in fiscal 2006.

Note 19—Operating Segment and Geographical Information:

The Company has determined that its operating segments are those based upon the manner in which internal financial information is produced and evaluated by the chief operating decision maker (the Company’s Chief Executive Officer).

The Company has identified four reportable segments. These segments, North America Waterjet, Asia Waterjet, Other International Waterjet (together known as Waterjet), and Applications (previously called “Other”), utilize the Company’s released pressure technology. The Waterjet operation includes cutting and cleaning operations, which are focused on providing total solutions for the aerospace, automotive, job shop, surface preparation and paper industries. The Applications operation provides specialty engineered robotic systems designed for material removal and separation of various materials and for factory automation. These systems are primarily used in automotive applications. Segment operating results are measured based on revenue growth, gross margin and operating income (loss).

The Company previously had seven reportable segments. On October 31, 2005, the Company sold the three segments that comprised the Avure Business: North America Press, International Press and the non ultrahigh-pressure portion of Food.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about the reported operating income (loss) and assets of the Company for the years ended April 30, 2006, 2005 and 2004.

	North America Waterjet	Asia Waterjet	Other International Waterjet	Applications	Inter-segment Eliminations and Reconciliations*	Total
2006
External sales	$109,686	$36,264	$38,664	$20,818	$—	$205,432

Inter-segment sales	24,999	1,149	2,134	1,023	(29,305)	—

Depreciation and amortization	1,409	494	187	269	—	2,359

Operating income	4,412	14,661	1,895	258	(181)	21,045

Income tax provision (benefit)	1,022	3,894	391	(124)	—	5,183

Goodwill	2,463	301	—	—	—	2,764

Total assets**	73,256	44,133	21,579	8,635	(28,335)	119,268

2005
External sales	$82,381	$25,505	$34,530	$30,550	$—	$172,966

Inter-segment sales	21,452	928	478	70	(22,928)	—

Depreciation and amortization	1,791	582	186	379		2,938

Operating income (loss)	1,939	6,247	552	(307)	(140)	8,291

Income tax provision (benefit)	298	1,684	(48)	—		1,934

Goodwill	2,463	301				2,764

Total assets	84,088	28,967	19,812	9,855	(24,255)	118,467

2004
External sales	$59,044	$20,502	$28,160	$25,155	$—	$132,861

Inter-segment sales	14,836	1,214	2,358	(1,180)	(17,228)	—

Depreciation and amortization	2,201	302	227	405		3,135

Operating (loss) income	(4,871)	5,299	(2,908)	335	468	(1,677)

Income tax provision	2,333	2,022	135			4,490

Goodwill	2,463	301			8,496	11,260

Total assets	87,988	27,587	17,935	12,265	(16,503)	129,272

*	The eliminations include goodwill of the Avure Business of $8,496 as of April 30, 2004 and total assets of the Avure Business of $56,733, and $62,293 as of April 30, 2005, and 2004, respectively. The reconciliation includes total assets of $10,768 of minor entities that do not constitute separate operating segments.
**	Subsequent to the issuance of the Company’s 2006 consolidated financial statements on Form 10-K/A Amendment No. 1, management determined that segment assets were compiled incorrectly as a result of clerical errors.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The segment assets information as of April 30, 2006 appearing in the table above has been corrected as follows:

Total Assets as of April 30, 2006 (in thousands)	North America Waterjet	Asia Waterjet	Other International Waterjet	Applications	Inter-segment Eliminations and Reconciliations	Total
As previously reported	115,898	42,985	2,946	5,444	(48,005)	119,268
As corrected	73,256	44,133	21,579	8,635	(28,335)	119,268

The table below presents the Company’s operations and other financial information by geographical region:

	United States	Europe	Asia	Other Foreign	Inter- segment Eliminations	Consolidated

Fiscal 2006
Sales:
Customers (1)	$111,616	$33,903	$36,264	$23,649	$—	$205,432
Inter-area (2)	24,834	2,134	1,149	1,188	(29,305)	—

Total sales	$136,450	$36,037	$37,413	$24,837	$(29,305)	$205,432

Long-Lived Assets	$11,411	$480	$6,471	$680	$184	$19,226

Fiscal 2005
Sales:
Customers (1)	$99,343	$30,707	$25,505	$17,411	$—	$172,966
Inter-area (2)	19,797	478	928	1,725	(22,928)	—

Total sales	$119,140	$31,185	$26,433	$19,136	$(22,928)	$172,966

Long-Lived Assets	$12,776	$13,426	$6,941	$658		$33,801

Fiscal 2004
Sales:
Customers (1)	$74,805	$24,550	$20,502	$13,004	$—	$132,861
Inter-area (2)	13,291	2,358	1,214	365	(17,228)	—

Total sales	$88,096	$26,908	$21,716	$13,369	$(17,228)	$132,861

Long-Lived Assets	$12,355	$24,276	$7,068	$761		$44,460

(1)	U.S. sales to unaffiliated customers in foreign countries were $23.2 million, $6.7 million, and $9.0 million in fiscal 2006, 2005, and 2004, respectively.
(2)	Inter-area sales to affiliates represent products that were transferred between geographic areas at negotiated prices, which are consistent with the terms sales to third parties. These amounts have been eliminated in the consolidation.

Note 20—Recently Issued Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage, requiring these items be recognized as

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and will become effective for the Company beginning in May 2006. The adoption of this statement is not expected to have a material impact on its financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment (Revised 2004).” This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the company’s equity securities or may be settled by the issuance of these securities. SFAS 123R eliminates the ability to account for share-based compensation using APB 25 and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement are effective for financial statements issued for the first interim following a company’s fiscal year that begins on or after June 15, 2005. The Company will adopt the SFAS 123R beginning with the first quarter of its fiscal year 2007 using modified prospective application method. Based on the Company’s current analysis and information, the adoption of SFAS 123R is expected to have a material impact on fiscal 2007 financial results and will decrease its stock compensation expense.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim financial Statements”. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so. This standard generally will not apply with respective to the adoption of new accounting standards, as new accounting standards usually include specific transition provisions, and will not override transition provisions contained in new or existing accounting literature. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 at the beginning of its fiscal year 2007.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal 2008. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

Note 21—Subsequent Events:

In June 2006, the Company was directed by one of its customers to suspend work on two of its large aerospace systems as a result of possible changes in the timing or scope of the projects. The Company recognizes revenue under its basic accounting policy, the percentage of completion (“POC”) method for one system and under the completed contract method for the other system because the POC criteria were not met. The Company reached a settlement with the customer in September 2006 and recognized revenue of $4.1 million in fiscal 2007 due to the settlement. The Company also terminated the hedges related to these projects and recorded a total of $206,000 in Other Expense related to these hedges in fiscal 2007.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 31, 2005, the Company completed the sale of certain of its non-core businesses as a result of the strategy to divest itself of operations that do not rely upon its core ultra-high-pressure water pump business (the “Avure Business”). The purchaser of the Avure Business (“Purchaser”) subsequently claimed that it was entitled to a further working capital adjustment of $1.4 million, which claim the Company disputed. The resulting adjustment amounts to $1,025,701 (including interest and arbitration fees), of which $300,000 was previously accrued as a liability. The net amount of $725,701 has been recorded as Loss on Sale from Discontinued Operations in the quarter ended July 31, 2006. The dispute was arbitrated and settled on August 16, 2006. The Company remitted payment to the Purchaser on August 21, 2006.

In connection with a March 2005 PIPE Transaction in which the Company sold $65 million of stock and warrants to investors, the Company entered into a Registration Rights Agreement (“RRA”). Under the RRA, the Company is required to keep the registration statement on Form S-1 for the resale of common stock issued in PIPE and pursuant to warrants issued in the PIPE (“PIPE Securities”) effective and available for resale of PIPE Securities. The obligation exists until the earlier of five years, two years after the exercise of the warrants, or the resale of all PIPE Securities. If the registration is unavailable for resales for the period specified in the RRA, the Company will be obligated to pay, on a monthly basis, penalties to purchasers of PIPE Securities who still hold PIPE Securities. As of January 23, 2007, the monthly penalty would be approximately $600,000. The RRA originally provided that the Company would not have to pay penalties until the registration statement could not be used for resale for an aggregate total of 40 Trading Days. The registration statement has not been available for use since November 22, 2006. On January 24, 2007 (when the registration had not been available for resale for 40 Trading Days), the RRA was amended to increase the number of Trading Days to 102. The Company will file a post-effective amendment to the registration statement in the near future. Until the post-effective amendment is declared effective by the SEC, the number of Trading Days when the registration statement has not been available for resales will continue to increase. The Company will be obligated to file post-effective amendments in the future on an annual basis to include updating information and to reflect “fundamental changes,” if any occur. Depending on the timing of the filing of the post-effective amendments and how long it takes the SEC to declare such post-effective amendments effective, the registration statement may not be available for resales for periods of time.

In litigation arising out of a June 2002 incident, the Company’s excess insurance carrier notified the Company in December 2006 that it is contesting its obligation to provide coverage. As discussed in Note 16 to the Consolidated Financial Statements, the Company purchases product liability insurance to cover claims of this nature. The Company believes the carrier’s position is without merit and has commenced a declaratory judgment action seeking a determination that the carrier is obligated to provide a full defense of the Company. The outcome of this case is uncertain, and an unfavorable outcome is possible. Accordingly, the Company has not provided any loss accrual related to this matter as of April 30, 2006. The unresolved claims relating to this incident total approximately $7 million.

Effective February 2, 2007 (the “Effective Date”), the Company and Stephen R. Light, the Company’s current President and Chief Executive Officer (the “Executive”) entered into an Employment Agreement (the “Agreement”). The Agreement, entered into in connection with the Executive’s retirement, amends and restates the employment agreement entered into by and between the Company and the Executive dated November 25, 2002, as amended on September 21, 2005.

The Agreement provides for a Period of Employment that begins on the Effective Date and, unless terminated earlier, ends on the earlier of (i) the employment termination date set forth in a notice from the Company to the Executive, such notice having been provided in connection with the Company’s public announcement that it has hired a new President and Chief Executive Officer or (ii) April 30, 2008 (the earlier date, being the “Transition Date”).

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

According to the Agreement, from the Effective Date through the Period of Employment, the Executive shall continue to be employed as the President and CEO of the Company with overall charge and responsibility for the business and affairs of the Company. Subject to the terms and conditions of the Agreement, the Executive will be entitled to the following payments and benefits. For the period beginning on the Effective Date and ending on the later of (i) 12 months after the Transition Date or (ii) April 30, 2008, the Company will pay the Executive a base salary at the rate of $550,000 per year. The Executive is also eligible to receive a bonus under the Company’s annual incentive plan for fiscal year 2007, fiscal year 2008 and fiscal 2009 to the extent that the Executive is employed by the Company during fiscal year 2008. The Executive ceased to participate in the Company’s Long Term Incentive Plans commencing on the Effective Date. The Executive is entitled to a cash severance payment payable after the Period of Employment of $4,475,250 (less applicable tax withholdings). The Agreement provides that all unvested stock options and shares of restricted stock held by the Executive that would have vested pursuant to their respective terms if the Executive had been employed by the Company through the later of the Transition Date or April 30, 2007 will vest on the Transition Date. The Agreement also provides for other benefits, such as a monthly financial planning allowance, a monthly cash allowance in lieu of provision of other perquisites, vacation accrual, and eligibility to participate in life insurance, health insurance, 401(k) and similar benefit plans of the Company.

The Company expects to incur total expenses of approximately $5.0 million over the Executive’s estimated Period of Employment related to above mentioned Agreement, which is reduced by the reversal of $658,000 related to payments under the Long Term Incentive Plans in which the Executive ceased to participate as of February 2, 2007. See Note 13 for a detailed discussion of the Long Term Incentive Plans.

Note 22—Selected Quarterly Financial Data (unaudited):

The consolidated statement of operations for all periods presented has been recast to give effect to the sale of the Avure Business and present the results for the Avure Business as discontinued operations.

Fiscal 2006 Quarters	First	Second	Third	Fourth** (restated)	Total
Sales	$41,986	$50,685	$47,530	$65,231	$205,432
Gross Margin	17,933	22,334	20,186	33,703	94,156
(Loss) Income from Continuing Operations	(1,128)	2,349	(1,907)	8,684	7,998
Net Income (Loss)	22	1,018	(2,314)	8,684	7,410
(Loss) Income Per Share—Basic:
(Loss) Income from Continuing Operations	(.03)	.07	(.06)	.25	.23
Net Income (Loss)	—	.03	(.07)	.25	.21
(Loss) Income Per Share—Diluted:
(Loss) Income from Continuing Operations	(.03)	.07	(.06)	.24	.22
Net Income (Loss)	—	.03	(.07)	.24	.20

Fiscal 2005 Quarters	First	Second	Third	Fourth	Total
Sales	$38,299	$44,087	$41,750	$48,830	$172,966
Gross Margin	14,172	15,391	15,876	20,584	66,023
(Loss) Income from Continuing Operations	(2,671)	666	(2,208)	(7,961)	(12,174)
Net Loss	(2,340)	(338)	(3,501)	(15,018)	(21,197)
(Loss) Income Per Share:
Basic and Diluted
(Loss) Income from Continuing Operations*	(.17)	.04	(.14)	(.34)	(.69)
Net Loss *	(.15)	(.02)	(.22)	(.64)	(1.19)

*	Quarters do not equal year due to equity offering in the fourth quarter of fiscal 2005.

FLOW INTERNATIONAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

**	The information presented in the fourth quarter of fiscal 2006 has been restated from the previous filing. The Company previously reported Sales of $63,088, Gross Margin of $30,459, Income from Continuing Operations of $6,609 or $.19 per basic and $.18 per diluted income per share, and Net Income of $6,609 or $.19 per basic and $.18 per diluted income per share.

The Company experienced variation in its quarterly operational results due to various reason such as timing of large customer orders, fair value adjustments on warrants issued, acceleration of executive retention agreements, and seasonality which the highest volume of sales generally occurs in the fourth fiscal quarter.

FLOW INTERNATIONAL CORPORATION

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Other*	Deductions**	Balance at End of Period
Year Ended April 30:
Allowance for Doubtful Accounts
2006	$3,859	$104	$(293)	$(803)	$2,867
2005	4,777	584	54	(1,556)	3,859
2004	5,019	1,366	(19)	(1,589)	4,777

*	Fiscal 2006 includes $241 related to Discontinued Operations
**	Write-offs of uncollectible accounts

Classification	Balance at Beginning of Period	Net Change	Balance at End of Period (restated)
Year Ended April 30
Valuation Allowance on Deferred Tax Assets
2006	$34,846	$2,685	$37,531
2005	23,927	10,919	34,846
2004	25,768	(1,841)	23,927

7,183,018 Shares

Common Stock

PROSPECTUS

April 25, 2007